Notice of 2026 Annual Meeting

Proxy Statement
2025 Annual Report



XPO

About XPO

XPO, Inc. (NYSE: XPO) is a leader in asset-based less-than-truckload (LTL) freight transportation in North America. The company's customer-focused organization efficiently moves 16 billion pounds of freight per year, enabled by its proprietary technology. XPO serves 55,000 customers with 592 locations and 37,000 employees in North America and Europe, and is headquartered in Greenwich, Conn., USA. Visit xpo.com for more information, and connect with XPO on LinkedIn, Facebook, X, Instagram and YouTube.

    



Message from the Chairman and CEO
To Our Stockholders

XPO delivered another year of strong execution and significant progress in 2025, reinforcing our positioning for value creation. Our less-than-truckload business again led the industry as the top-performing LTL carrier both financially and in stock price appreciation.

Notably, we were the only LTL carrier to expand margins for the second consecutive year while achieving record service quality and gaining profitable market share. Our strategy is clearly standing up to the freight market softness, and in 2026 we expect to report another full year of substantial margin improvement.

2025 performance highlights

For the full year, company-wide, we increased revenue year-over-year to $8.2 billion and delivered adjusted EBITDA[1] of $1.3 billion. In LTL, we grew adjusted operating income[1] by 4% and drove an improvement of 80 basis points in adjusted operating ratio[1]. We've now improved our adjusted operating ratio by 340 basis points over the past two years, during one of the most prolonged downcycles in North American LTL history.

Importantly, we ended the year with a very strong fourth quarter, increasing adjusted diluted EPS by 18%, and adjusted EBITDA by 11%, excluding real estate gains. In LTL, we grew fourth quarter adjusted operating income year-over-year by 14% and improved our adjusted operating ratio by 180 basis points.

We also generated strong free cash flow of nearly $400 million in 2025, and utilized it to repurchase shares, while reducing debt. We expect our free cash flow to accelerate significantly in the coming years, further compounding shareholder value creation.

Priorities for today and the future

Going forward, we'll continue to focus on the strategic levers within our control: service excellence, disciplined pricing, cost efficiencies through technology, and ongoing investments in network capacity. Together, these priorities underlie our current outperformance and enable us to ramp results in future years.

While every priority is essential, the keystone of our LTL value proposition is our world-class service culture. I want to thank our employees for taking this so strongly to heart, and our customers for trusting us with their freight. Our team is fully committed to ensuring that every XPO customer has a superior experience with us, and that mindset is translating into results. In 2025, we reduced damages and improved service quality to new company records, which enabled us to earn higher pricing, deepen customer relationships, and grow our business in the most attractive segments of the market.

Lastly, our ongoing investments in the business encompass both network capacity and technology. With over 30% excess door capacity and one of the youngest fleets in the industry, our network is operating more efficiently day-to-day, with the flexibility to scale quickly when demand rebounds. At the same time, our proprietary, AI-driven tools are improving network planning, routing and productivity, creating a long runway for cost efficiencies.

In summary

On behalf of our leadership team, I want to thank you, our stockholders, for your support. We're serving your interests from a position of strength, with a strategy that is proving to be unmatched in the industry. Our business is prepared to excel in the current environment and when industry demand recovers, with a clear path to continued shareholder value creation.

April 7, 2026

Mario Harik
Chairman and Chief Executive Officer
XPO, Inc.

---

[1] See Annex A to the company's Proxy Statement and the Investor Relations section of the company's website for reconciliations of non-GAAP financial measures.



XPO, INC.
Five American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 19, 2026

To the Stockholders of XPO:

Notice is hereby given that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of XPO, Inc. ("XPO" or the "company") will be held on Tuesday, May 19, 2026, at 10:00 a.m. Eastern Time. The Annual Meeting will be conducted exclusively as a live webcast. You can access the Annual Meeting at meetnow.global/M6W4LLV with the unique control number that will be sent to you.

The Annual Meeting shall be held for the purposes summarized below and more fully described in the Proxy Statement accompanying this notice:

- To elect seven members of our Board of Directors for a term to expire at the 2027 Annual Meeting of Stockholders or until their successors are duly qualified and elected;

- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2026;

- To conduct an advisory vote to approve the executive compensation of our named executive officers, as disclosed in the Proxy Statement; and

- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please note that we are furnishing proxy materials and access to our Proxy Statement to our stockholders electronically, and will only mail printed copies upon request. Beginning on or about April 7, 2026, we will distribute to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"), which contains instructions on how to access our proxy materials and vote online, as well as instructions on how to request a printed copy of our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Form 10-K"). Stockholders who have communicated a preference for printed documents prior to the distribution of the Notice will not receive the Notice, and instead will receive printed documents by mail.

Only stockholders of record of XPO common stock as of the close of business on March 27, 2026, are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of registered stockholders will be available under the "Documents" tab on your screen during the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By order of the Board of Directors,

Mario

Mario Harik
Chairman and Chief Executive Officer

Greenwich, Connecticut
April 7, 2026

Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Stockholders to Be Held on May 19, 2026:

The Proxy Statement and our 2025 Form 10-K are available at investors.xpo.com.

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 19, 2026:

This Proxy Statement and our 2025 Form 10-K are available at investors.xpo.com.

PROXY STATEMENT SUMMARY

This Proxy Statement Summary highlights information contained in our Proxy Statement, which sets forth information relating to the solicitation of proxies by the Board of Directors of XPO, Inc. (the "Board of Directors" or the "Board") in connection with our 2026 Annual Meeting of Stockholders. The summary does not reflect all information you should consider, and you are urged to read the proxy materials carefully in full before voting.

2026 ANNUAL MEETING OF STOCKHOLDERS

Our Notice of Internet Availability of Proxy Materials (the "Notice") is first being distributed on or about April 7, 2026 to stockholders of record of our common stock as of the close of business on March 27, 2026 (the "Record Date"). The Notice provides instructions on how to access our proxy materials and vote online.

Date and Time	Place	Record Date
 Tuesday, May 19, 2026 at 10:00 a.m. Eastern Time	 Virtual Meeting Site: meetnow.global/M6W4LLV	 You can vote if you were an XPO stockholder of record as of the close of business on March 27, 2026

Admission Using Your Control Number: The Annual Meeting will be conducted exclusively as a live webcast that you can access with the control number you receive on your proxy card. At the time of the Annual Meeting, go to meetnow.global/M6W4LLV and enter your control number. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you will have to register in advance in order to participate and vote at the Annual Meeting and submit questions during the live webcast. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare Trust Company, N.A. ("Computershare"), by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on Thursday, May 14, 2026. You will receive confirmation of your registration and your control number in an email from Computershare. Enter your control number at meetnow.global/M6W4LLV to access the Annual Meeting.

VOTING MATTERS AND BOARD RECOMMENDATIONS

The Board is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect seven members of our Board of Directors for a term to expire at the 2027 Annual Meeting of Stockholders or until their successors are duly qualified and elected.	✓ **FOR** each Director Nominee	8-21, 60
PROPOSAL 2: Ratification of the Appointment of KPMG LLP as our Registered Independent Public Accounting Firm for Fiscal Year 2026 To ratify the appointment of KPMG LLP as the company's independent registered public accounting firm for fiscal year 2026.	✓ **FOR**	54-55, 61
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers.	✓ **FOR**	62

ABOUT XPO

XPO, Inc. is a leading provider of freight transportation services, with company-specific avenues for value creation. We use our proprietary technology to move goods efficiently through supply chains for approximately 55,000 customers in North America and Europe. As of December 31, 2025, we had approximately 37,000 employees and 592 locations in 17 countries.

Our North American Less-Than-Truckload ("LTL") segment is the largest component of our business, with an expansive network of professional drivers and owned trucks and service centers. Shippers value our premium service and network coverage, which extends to 99% of all U.S. postal codes and all 50 states, as well as Canada, Mexico and the Caribbean.

Our culture ensures a superior customer service experience by prioritizing the attributes that LTL customers value most, such as on-time performance and damage-free shipping. In addition, we are committed to continuously improving our network efficiency and labor productivity, while optimizing freight flows at all levels of demand. For the full year 2025, our customer-focused

organization of truck drivers, service center teams and sales professionals worked together to move approximately 16 billion pounds of freight through our LTL network.

2025 COMPANY PERFORMANCE HIGHLIGHTS

In 2025, our named executive officers ("NEOs") were instrumental in driving XPO's achievement of numerous strategic, financial and operational goals through the execution of our strategy and our LTL growth plan. Despite a soft freight market environment, the strong leadership of our NEOs delivered financial results that outpaced expectations, enhanced service quality, realized record levels of customer satisfaction and employee engagement, and positioned the business to generate sustainable long-term stockholder value:

Generated robust 2025 financial results company-wide:			
Revenue	**Operating Income**	**Adjusted EBITDA**[1]	**Adjusted Diluted Earnings Per Share**[1]
$8.16B	**$656M**	**$1.27B**	**$3.73**

Achieved significant progress by executing all four levers of our LTL growth plan in 2025:			
PROVIDE BEST-IN-CLASS SERVICE	**INVEST IN NETWORK GROWTH FOR THE LONG TERM**	**ACCELERATE YIELD GROWTH**	**DRIVE COST EFFICIENCIES**
■ Damage claims ratio of 0.3%, compared with 1.2% at year-end 2021 ■ Improved on-time performance from 2024 • Q4 2025 was the fifteenth consecutive quarter of year-over-year improvement	■ Added more than 1,200 tractors and 3,600 trailers • Reduced average tractor age to 3.7 years at year-end 2025, compared with 5.9 years at year-end 2022	■ Grew yield ex-fuel by 6.0% from 2024 • Driven by enhanced service quality, expansion of accessorial services and revenue growth from local customers	■ Leveraged AI-based proprietary technology to capture productivity gains ■ Reduced purchased transportation expense by more than 50% from 2024 ■ Exited the year with 5.1% of Q4 linehaul miles outsourced to third parties the most favorable level in company history

Delivered above-market LTL growth and profitability:
■ Grew adjusted operating income[1] to $775 million, up 4% year-over-year
■ Improved adjusted operating ratio[1] by 80 basis points year-over-year to 84%
■ Grew adjusted EBITDA[1][2] to $1.13 billion, up 4% year-over-year
[1] See Annex A for reconciliations of non-GAAP measures.
[2] Excluding gains on real estate transactions.

Delivered a 533% increase in total shareholder return (TSR) since becoming a standalone LTL company in 2022[1]
■ XPO's stock price has significantly outperformed the transportation sector and the broader market, generating over $19 billion in stockholder value creation since becoming a standalone company
■ Over the same period, XPO was the top-performing transportation stock in the S&P Transportation Select Industry Index
■ TSR was driven by a robust combination of financial results and operational improvements
[1] Through Q1 2026

Maintained focus on employee engagement:

- Global employee satisfaction was 7.9 among the company's total "wired" employee population in 2025
- Most recent North American Dockworker, Driver and Manufacturing Survey response rate was 84%, with over 13,000 LTL employees participating
- Reduced voluntary turnover in three key LTL employee groups by year-end 2025: 6.2% decrease with dockworkers; 4.9% decrease with freight operations supervisors; and 2.2% decrease with driver sales representatives, reinforcing employee satisfaction

Enhanced brand reputation with external recognitions

- *Fortune* named XPO one of the World's Most Admired Companies for 2026
- *Forbes* named XPO one of America's Best Large Employers for 2026
- *Newsweek* named XPO one of America's Most Reliable Companies for 2026
- FreightWaves named XPO to the 2026 FreightTech 25 for innovation in freight technology
- Viqtory designated XPO as a Military Friendly® Gold Employer for 2026
- VETS Indexes recognized XPO as a 2025 4-Star Employer for hiring and supporting veterans
- *TIME* magazine named XPO one of the World's Best Companies for 2025
- Women in Trucking Association named XPO one of the Top Companies For Women to Work For in Transportation for the fifth year in a row

The chart below illustrates XPO's Total Shareholder Return (TSR), as compared to the S&P 500 and the S&P Transportation Select Industry Index since we became a standalone LTL carrier in North America:



Total Shareholder Return

Our NEOs are moving XPO forward from a position of strength as one of the largest LTL networks in North America, with approximately 9% share of the $52 billion LTL market, based on 2025 industry revenue. We are making significant progress in executing our plan for profitable growth and margin expansion, and we see a long runway ahead to continue to deliver outsized stockholder value.

2026 BOARD OF DIRECTORS NOMINEES

Our Board aims to create a highly skilled team of directors who provide our company with valuable oversight, and engages in a purposeful process of regular refreshment. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers, and willingness to devote adequate time to Board duties — all in the

context of the needs of the Board at that point in time, and with the objective of ensuring a diversity of backgrounds, expertise and viewpoints. The composition of our Board as of the Record Date was as follows:



AGE

63 years
average age

TENURE

5.3 years
average tenure

GENDER & RACIAL / ETHNIC DIVERSITY

71%
diverse

2 ethnically / racially diverse

3 gender diverse

The following table provides summary information about each director nominee and their committee memberships as of the date of this Proxy Statement. Each director is elected annually by a majority of the votes cast.

Name	Director Since	Age	Occupation	Independent	Committee Memberships			
					AC	CHCC	NCGSC	OEC
Mario Harik	2022	45	Chairman and Chief Executive Officer, XPO, Inc.					C
Bella Allaire	2022	72	Chief Administrative Officer, Raymond James Financial, Inc.	Y			C	
J. Wes Frye	2023	78	Former Senior Vice President and Chief Financial Officer, Old Dominion Freight Line, Inc.	Y			✓	✓
Michael G. Jesselson	2011	74	President and Chief Executive Officer, Jesselson Capital Corporation	Y	✓			
Allison Landry	2021	47	Former Senior Transportation Research Analyst, Credit Suisse	Y	✓	✓		✓
Irene Moshouris*	2022	65	Former Senior Vice President-Treasurer, United Rentals, Inc.	Y	C	✓	✓	
Johnny C. Taylor, Jr.	2021	57	President and Chief Executive Officer, Society of Human Resources Management	Y		C		

AC = Audit Committee

CHCC = Compensation and Human Capital Committee

NCGSC = Nominating, Corporate Governance and Sustainability Committee

OEC = Operational Excellence Committee

C = Committee Chair

✓ = Committee Member

* = Audit Committee Financial Expert

SUMMARY OF QUALIFICATIONS AND EXPERIENCE OF DIRECTOR NOMINEES

	Mario Harik	Bella Allaire	J. Wes Frye	Michael G. Jesselson	Allison Landry	Irene Moshouris	Johnny C. Taylor, Jr.
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓	✓	✓	✓	✓	✓
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience enables our Board's oversight to guide long-term value creation for our stockholders in sustainable ways.	✓			✓	✓		✓
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our financial statements and capital structure.	✓		✓	✓	✓	✓	
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our Board in overseeing our financial reporting and internal controls.	✓		✓	✓	✓	✓	
HUMAN RESOURCES MANAGEMENT experience enables our Board to further our goals of making XPO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓			✓			✓
MULTINATIONAL CORPORATE MANAGEMENT experience informs the Board's strategic thinking, given the global nature of our business.	✓		✓	✓			
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓	✓	✓		✓	✓
TALENT MANAGEMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓		✓	✓
CUSTOMER SERVICE experience brings important perspectives to our Board, given the essential role of customer retention in our business model.	✓			✓			✓
SALES AND MARKETING experience enables our Board to assist with our growth strategy, including the development of new services and customer sectors.	✓				✓		✓
M&A, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and meaningful synergies.	✓		✓	✓		✓	✓
TRANSPORTATION AND LOGISTICS INDUSTRY experience is important in understanding our competitive environment and market position from various industry perspectives.	✓		✓		✓		✓
TECHNOLOGY AND INFORMATION SYSTEMS experience provides our Board with valuable insights and best practices relevant to enhancing customer outcomes, internal efficiencies and cybersecurity.	✓	✓					✓

GOVERNANCE HIGHLIGHTS

Board and Committee Independence	Six of our seven directors are independent. The Audit Committee, the Compensation and Human Capital Committee, and the Nominating, Corporate Governance and Sustainability Committee each consist entirely of independent directors.
Chairman and CEO Role	Effective January 1, 2026, Mr. Harik, who has been our chief executive officer ("CEO") since 2022, also became our chairman. The Board believes that this structure ensures stability for the company after years of transformation as a pure-play LTL provider in North America. This leadership structure, coupled with a strong emphasis on directors' independence, provides effective independent oversight and key support for management while allowing both the Board and management to benefit from Mr. Harik's leadership and years of experience driving XPO's strategic priorities.
Independent Board Oversight and Leadership Roles	We are committed to independent Board oversight. Our Board leadership structure includes a lead independent director and an independent vice chair. Our lead independent director is responsible for, among other duties, coordinating with the chairman with respect to meeting agendas, and calling and chairing sessions of the independent directors. Our vice chair is responsible for assisting the lead independent director in carrying out his duties and acting on his behalf when he is not present. The Board believes its leadership structure, as well as the leadership structure of the company, serve the best interests of our stockholders by functioning cohesively.
Board Refreshment	Our Board is committed to ensuring that its composition includes a range of expertise aligned with the company's business, as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. The Board has seen significant refreshment since the Company became a pure-play LTL provider in North America, including appointments of multiple new independent directors with backgrounds directly relevant to LTL.
Committee Rotation	As part of its annual review of committee assignments, the Board reconstitutes its committees and committee chairs as needed to support the evolving needs of the company. The committees were most recently reconstituted in June 2024.
Director Elections	All directors of the Board are elected annually for one-year terms or until their successors are qualified and elected.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections, and further require that a director who fails to receive a majority vote must tender his or her resignation to the Board.
Board Evaluation	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting	Our Board aims to provide robust oversight of current and potential risks facing our company by engaging in regular deliberations and participating in management meetings. Our Audit Committee contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors.
Active Board Participation	Our Board held six meetings during 2025. Each person who served as a director during 2025 attended at least 75% of the aggregate meetings of the Board and any committee(s) on which he or she served while providing Board service.
Direct Oversight of Sustainability	The Nominating, Corporate Governance and Sustainability Committee is tasked in its charter with supporting the Board in its oversight of the company's sustainability strategies and external disclosures; this includes engaging with management on material sustainability matters and stakeholder perspectives.
Political Activity Disclosure and Oversight	In December 2022, the company adopted a Political Activity Policy that gives the Nominating, Corporate Governance and Sustainability Committee final approval over all political contributions by the company. The Policy also includes a commitment to publicly disclose any political contributions by the company via a dedicated webpage that is easily accessible on the company's website.
Established Operational Excellence Committee	In April 2023, the Board established the Operational Excellence Committee to review the company's strategies and objectives with respect to continuous improvement of quality and service, operational efficiency, cost control, occupational safety, environmental compliance and technological innovation. Alongside management, the Committee also reviews reports and key performance indicators relating to the company's trends in operational excellence and its achievements against strategies and objectives.

SUSTAINABILITY APPROACH

Our approach to sustainability is guided by our commitment to deliver long-term value to our stockholders. We regularly engage with our stockholders to obtain their input on evolving expectations related to sustainability. The key sustainability issues that we believe can have a meaningful impact on our delivery of stockholder value, and that align with stockholder feedback, include health and safety, employee engagement, talent management, data security and privacy, compliance with applicable laws and regulations related to the environment, fleet management and innovation, network optimization, corporate governance and ethical conduct.

The Nominating, Corporate Governance and Sustainability Committee of the Board oversees the company's sustainability strategies, performance and disclosures, and engages with management to provide oversight in these areas.

STOCKHOLDER ENGAGEMENT AND RESPONSIVENESS

The Board considers engagement with stockholders on corporate governance, executive compensation and risk oversight to be a critical component of its stewardship responsibilities. We have established a robust, year-round stockholder engagement program to foster dialogue and seek stockholder perspectives on a broad range of topics, informing the Board's decision-making.

At our 2025 Annual Meeting of Stockholders, our directors received 98% support on average, and our say-on-pay proposal received 99% support. These results reflect strong support for the Board and for XPO's executive compensation program, which we designed in direct response to stockholder feedback. The Board is appreciative of our stockholders' support and remains committed to ongoing engagement.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

ALIGNMENT BETWEEN XPO'S BOARD COMPOSITION, MISSION AND BUSINESS STRATEGY

XPO's mission is to be the customer service leader in providing freight transportation services, by helping shippers move goods efficiently through their supply chains. We have approximately 37,000 employees at 592 locations in 17 countries across North America and Europe, serving approximately 55,000 customers. We care deeply about our responsibilities to our stockholders, customers and employees, and we view safety, sustainability, strong governance, and a purpose-driven culture as essential components of our business.

Our company has two reportable segments: North American Less-Than-Truckload ("LTL"), the largest component of our business, and European Transportation. LTL is a bedrock industry providing a critical service to the economy, with favorable pricing dynamics and an established competitive landscape in North America. We have one of the largest LTL networks in North America, with approximately 9% share of the $52 billion LTL market, based on 2025 industry revenue. Our national network of service centers, drivers and fleet provides critical geographic density and day-definite domestic and cross-border services to approximately 99% of U.S. zip codes, as well as Canada, Mexico and the Caribbean. For the year ended December 31, 2025, our customer-focused organization of truck drivers, service center teams and sales professionals worked together to move approximately 16 billion pounds of freight through our network to its destinations.

Our company's current needs and future potential are important considerations in determining the composition of our Board of Directors. XPO's Board is comprised of a highly skilled group of leaders who share our values and reflect our culture. Many of our directors serve or have served as executive officers or board members of major public companies and have an extensive understanding of the principles of corporate governance. As summarized on page 5, our Board members have complementary expertise and skill sets, all of which are relevant to our company's business, industry and strategy.

DIRECTORS

Our Board of Directors currently consists of seven members. The term of each of our directors will expire at the Annual Meeting. Our Board has nominated all of the current directors to stand for re-election at our Annual Meeting, as set forth in Proposal 1 on page 60 of this Proxy Statement.

Below is information regarding our seven director nominees, including the experience, qualifications, attributes and skills that led our Board to conclude each nominee should serve as a director.

Mario Harik

Age: 45

Director since 2022
Chairman since 2026



Mr. Harik has served as a director and chief executive officer of the company since November 1, 2022 and as chairman of the board since January 1, 2026. Previously, he served as president of XPO's North American Less-Than-Truckload business unit from October 2021 to October 2022, and additionally held roles as XPO's chief information officer from November 2011 to October 2022 and chief customer officer from February 2021 to January 2022. Prior to XPO, he was chief information officer and senior vice president of research and development with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder and chief architect of web and voice applications with G3 Analyst. Mr. Harik has served as a director of QXO, Inc. (NYSE: QXO) since June 2024. He holds a master's degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.

Board Committees:
- Chair of the Operational Excellence Committee

Other Public Company Boards: QXO, Inc. (NYSE: QXO)

Mr. Harik's Skills and Experience Align with XPO's Strategy:
- In-depth leadership of XPO's North American LTL unit brings a comprehensive understanding of company-specific business opportunities to the Board, including strategic and operational execution, customer-centric culture-building and avenues for profitable growth within the LTL industry; and
- Extensive technical knowledge gained by Mr. Harik through his leadership of XPO's global innovation strategy and proprietary technology development is directly relevant to the freight transportation sector and highly valuable to the Board.

Bella Allaire   Independent Director since 2022

Age: 72



Ms. Allaire has served as a director of the company since November 1, 2022. She has served as chief administrative officer of Raymond James Financial, Inc. (NYSE: RJF) since October 2024, and earlier as Raymond James' executive vice president of technology and operations from June 2011 to October 2024. Previously, she was managing director and chief information officer of UBS Wealth Management, Americas, and held a variety of technology roles at Prudential Securities, including executive vice president and chief information officer. Ms. Allaire holds a bachelor's degree from Lviv University in Ukraine.

Board Committees:
- Chair of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: None

Ms. Allaire's Skills and Experience Align with XPO's Strategy:
- Deep technical knowledge gained through executive roles overseeing technological transformation and operations provides the Board with important expertise in operational excellence and technological innovation; and
- Ms. Allaire's extensive experience with cybersecurity, enterprise risk management and talent management contribute valuable perspectives to the Board relevant to XPO's technology and service ecosystems.

J. Wes Frye   Independent Director since 2023

Age: 78



Mr. Frye has served as a director of the company since March 8, 2023. He retired from Old Dominion Freight Line, Inc. (NYSE: ODFL) in 2015, after serving as senior vice president and chief financial officer for the last 18 years of his 30-year tenure with the LTL transportation industry leader. Mr. Frye holds an MBA degree in finance from the University of North Carolina at Charlotte, and a bachelor's degree in business administration from Appalachian State University.

Board Committees:
- Member of the Nominating, Corporate Governance and Sustainability Committee
- Member of the Operational Excellence Committee

Other Public Company Boards: None

Mr. Frye's Skills and Experience Align with XPO's Strategy:
- Thirty years of direct LTL operational experience brings important industry expertise to the Board as XPO executes its growth plan as a pure-play LTL business in North America; and
- Extensive finance and accounting knowledge gained through his role as an operationally oriented chief financial officer with Old Dominion Freight Line enables Mr. Frye to contribute important insights to the Board based on his understanding of financial undertakings and risks associated with XPO's business and the industry at large.

Michael G. Jesselson Independent Director since 2011

Age: 74



Mr. Jesselson has served as a director of the company since September 2, 2011, and served as lead independent director from March 2016 to October 31, 2022. He has been president and chief executive officer of Jesselson Capital Corporation since 1994 and has served as a director of Centurion Acquisition Corp. (Nasdaq: ALF) since June 2024. Previously, Mr. Jesselson served as a director of Ascendant Digital Acquisition Corp. III from November 2021 to February 2023 and as a director of Ascendant Digital Acquisition Corp. I from July 2020 to July 2021. He was a director of American Eagle Outfitters, Inc. (NYSE: AEO) from November 1997 to May 2017, including a tenure as lead independent director. Earlier, he worked at Philipp Brothers, a division of Engelhard Industries, from 1972 to 1981, then at Salomon Brothers Inc., in the financial trading sector. He serves on the boards of private companies, as well as numerous philanthropic organizations. Mr. Jesselson also served as the chairman of Bar Ilan University in Israel. He attended New York University School of Engineering.

Board Committees:

- Member of the Audit Committee

Other Public Company Boards: Centurion Acquisition Corp. (Nasdaq: ALF)

Mr. Jesselson's Skills and Experience Align with XPO's Strategy:

- Significant experience with public company governance through prior service on the board of directors of American Eagle Outfitters, including as its lead independent director, contributes to the effective, independent oversight of XPO's Board and thoughtful approach to governance practices; and
- Mr. Jesselson's extensive investment expertise is important to XPO's business model as the company continues to invest in growth to generate value for its stockholders.

Allison Landry Independent Director since 2021
Vice Chair since 2022

Age: 47



Allison Landry has served as a director of the company since August 2, 2021, and as vice chair since November 1, 2022. From September 2005 to July 2021, she was a senior transportation research analyst with Credit Suisse, covering the trucking, railroad, airfreight and logistics industries. Previously, Ms. Landry served as a financial analyst and senior accountant with OneBeacon Insurance Company (now Intact Insurance Specialty Solutions). Ms. Landry has served as the lead independent director of QXO, Inc. (NYSE: QXO) since June 2024. She holds an MBA degree from Boston University's Questrom School of Business, and a bachelor's degree in psychology from College of the Holy Cross.

Board Committees:

- Member of the Audit Committee
- Member of the Compensation and Human Capital Committee
- Member of the Operational Excellence Committee

Other Public Company Boards: QXO, Inc. (NYSE: QXO)

Ms. Landry's Skills and Experience Align with XPO's Strategy:

- More than 15 years of experience in the transportation sector, equity markets, research and analysis give Ms. Landry an invaluable investor perspective and understanding of stockholder value creation; and
- Significant experience in investments, financial analysis and valuation enables Ms. Landry to help guide XPO in identifying optimal strategic opportunities for profitable growth.

Irene Moshouris Independent Director since 2022

Age: 65



Ms. Moshouris has served as a director of the company since November 1, 2022. She served as senior vice president-treasurer of United Rentals, Inc. (NYSE: URI) from April 2011 until her retirement in June 2023, and previously held the position of vice president and treasurer from August 2006 to April 2011. Prior to United Rentals, Ms. Moshouris was vice president and deputy treasurer with Avon Products, Inc., corporate tax manager with GTE Corporation, tax director, pharmaceutical group with Sterling Winthrop Inc. and tax manager with Arthur Andersen & Co. She served as a member of the board of directors of Summit Materials, Inc. from January 2024 to February 2025. Ms. Moshouris holds a master of laws degree in taxation from New York University School of Law, a juris doctorate degree from Brooklyn Law School and a bachelor's degree from Queens College.

Board Committees:

- Chair of the Audit Committee
- Member of the Compensation and Human Capital Committee
- Member of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: None

Ms. Moshouris' Skills and Experience Align with XPO's Strategy:

- Senior financial leadership experience gained through her roles with United Rentals, as well as her numerous treasury and tax management positions with global corporations, provide Ms. Moshouris with the strong oversight skills necessary to chair the Audit Committee; and
- International business experience, including roles in international treasury and global finance in Europe and Latin America, contributes to the Board's oversight of strategy, given the global nature of XPO's business.

Johnny C. Taylor, Jr. Independent Director since 2021
Lead Independent Director since 2022

Age: 57



Mr. Taylor has served as a director of the company since August 2, 2021 and as lead independent director since November 1, 2022. He has served as president and chief executive officer of the Society of Human Resources Management (SHRM) since December 2017. Previously, Mr. Taylor was president and chief executive officer of the Thurgood Marshall College Fund from May 2010 to December 2017. He has served as a member of the board of directors of Guild Education since February 2021, of Flores HR, LLC since January 2023, and of Jobs for America's Graduates since January 2018. He served as a trustee of the University of Miami from June 2017 until June 2024 and as a member of the National Board of Governors of the American Red Cross from June 2018 until December 2024. Mr. Taylor also served as chairman of the President's Advisory Board on Historically Black Colleges and Universities and on the White House American Workforce Policy Advisory Board from February 2018 to January 2021 and as a member of the board of directors of iCIMS, Inc. from March 2021 to January 2023. Mr. Taylor holds a juris doctorate degree and a master's degree from Drake University, and a bachelor's degree from the University of Miami.

Board Committees:

- Chair of the Compensation and Human Capital Committee

Other Public Company Boards: None

Mr. Taylor's Skills and Experience Align with XPO's Strategy:

- More than 25 years of experience in senior human resources, legal and business roles across a variety of industries and organizations contributes to the Board's oversight of business operations, while incorporating crucial legal and human capital considerations; and
- Expertise in human capital strategy and management, collective bargaining and labor relations, executive compensation, inclusion, workplace culture and leadership training comprise a critical skill set for the Board, given XPO's continued focus on human capital oversight.

ROLE OF THE BOARD

XPO's business and affairs are managed under the direction of our Board of Directors, except with respect to those matters reserved to our stockholders. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, monitors the performance of our company and management, and provides advice and counsel to management. Our directors have full access to our management, internal and external auditors, and outside advisors to assist them in fulfilling the Board's responsibilities and furthering its mission to maximize long-term stockholder value.

BOARD LEADERSHIP STRUCTURE

Chairman

Effective on November 1, 2022, Mr. Brad Jacobs, our company's founder, who had served as chairman and CEO since 2011, became executive chairman, and Mr. Harik became CEO. Our Board determined at such time that splitting the chairman and CEO roles would be in the best interests of the company and our stockholders during the initial years of Mr. Harik's role as CEO in order to position the company for success as a pure-play LTL provider in North America. At the end of 2025, Mr. Jacobs stepped down as executive chairman and agreed to act as special advisor to the Board and the new chairman. Effective January 1, 2026, Mr. Harik assumed the role of chairman. The Board believes that this structure ensures stability for the company after years of transformation as a pure-play LTL provider in North America. This leadership structure, coupled with a strong emphasis on directors' independence, provides effective independent oversight and key support for management while allowing both the Board and management to benefit from Mr. Harik's leadership and years of experience driving XPO's strategic priorities.

As chairman, Mr. Harik is responsible for leading the Board and overseeing overall corporate strategy. His duties include facilitating strategic investor and other key stakeholder relationships, overseeing corporate development, driving technological innovation, and leading strategic risk oversight for the organization by focusing company leadership on critical risks, including but not limited to cyber readiness. As chairman and CEO, Mr. Harik consults regularly with other members of management on growth strategies, human capital strategies, AI and other technology strategies, key stakeholder engagements and other strategic matters, and joins operating review meetings to provide direction to leaders across the business.

The Board regularly reviews XPO's leadership structure to determine the most appropriate structure for the company and its stockholders at a given time, considering the company's needs, circumstances and opportunities, in accordance with the Board's fiduciary duty. Based on its review, the Board believes its leadership structure, as well as the leadership structure of the company, serve the best interests of our stockholders by functioning cohesively.

Lead Independent Director

Our Board is committed to providing effective independent oversight of our business. To strengthen its independent decision-making, our Board has approved Corporate Governance Guidelines (the "Guidelines") which provide that the Board's independent directors may appoint a lead independent director to preside over executive sessions of the independent directors. The position of lead independent director includes, among other duties:

- Presiding at executive sessions of outside directors and at meetings of the Board where the chairman is not present;
- Coordinating with the chairman with respect to meeting agendas and approving final meeting agendas, to maintain a focus on critical matters and ensure sufficient time for informed discussion of issues;
- Coordinating with the chairman as to appropriate Board meeting schedules to ensure sufficient time is available for discussion of all agenda items;
- Coordinating with the chairman on the materials sent to the Board, and approving final meeting materials;
- Calling and chairing sessions of the independent directors;
- Ensuring availability for consultation and direct communication as appropriate;
- Serving as a liaison between the chairman and the independent directors; and
- Meeting with major stockholders as required.

Mr. Taylor has served the Board as lead independent director since November 1, 2022.

Vice Chair

In addition, the Guidelines establish an independent vice chair position as a component of strong corporate governance. The Board's vice chair is an independent director with authorities and duties that include, among others:

- Presiding at meetings of the Board when the chairman and lead independent director are not present;
- Assisting the chairman, when appropriate, in carrying out his or her duties;
- Assisting the lead independent director, when appropriate, in carrying out his or her duties; and

- Such other duties, responsibilities and assistance as the Board or the chairman may determine, including stockholder engagement.

Ms. Landry has served the Board as vice chair since November 1, 2022.

Further information regarding the positions of lead independent director and vice chair is set forth in the Guidelines, which are available on our Investor Relations website at investors.xpo.com under the heading *Corporate Governance — Highlights*.

BOARD EVALUATION PROCESS

The Board is responsible for conducting a self-evaluation as a whole and for each Board committee annually, for the purpose of determining whether the Board and the committees are functioning effectively. The Nominating, Corporate Governance and Sustainability Committee is responsible for establishing the evaluation criteria each year to reflect XPO's business needs and evolving market practices, and for implementing the evaluation processes.

BOARD REFRESHMENT AND DIRECTOR SUCCESSION PLANNING

Our Board is committed to ensuring that its composition includes a range of expertise aligned with the company's business, as well as providing fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. When selecting new directors, the Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties — all in the context of the needs of the Board at that point in time, and with the objective of ensuring a diversity of backgrounds, expertise, and viewpoints. Our Board has engaged in a purposeful process of regular refreshment through a smooth onboarding process, and endeavors to include highly qualified women and individuals from historically underrepresented groups in the candidate pool.

Upon becoming a pure-play LTL provider in North America in 2022, the composition of the Board changed to align more closely to the company's business and strategy. Since that time the Board has seen significant refreshment including appointments of multiple new independent directors with backgrounds directly relevant to LTL. Each director brings valuable experience and perspectives that complement those of the other directors. The Board believes that the current mix of director tenures provides XPO with a balance of long-term institutional knowledge and fresh perspectives.

See *Director Selection Process* below for further information on the Board's procedures in selecting director candidates.

OUTSIDE DIRECTORSHIPS

Each director on the Board is expected to ensure that current and future commitments outside of XPO, including employment responsibilities and service on the boards of other entities, do not materially interfere with the director's service to our company. As codified in the Guidelines, directors are instructed to advise the chairman, the vice chair, the lead independent director and the chair of the Nominating, Corporate Governance and Sustainability Committee in advance of accepting an invitation to serve on another public company board.

The Nominating, Corporate Governance and Sustainability Committee regularly reviews each director's ability to serve on XPO's Board, taking into consideration the number of the director's outside public company board commitments and conducting an in-depth review of a director's availability to fulfill his or her responsibilities as a director if he or she serves on the boards of more than three other public companies. No members of XPO's Board currently serve on more than three other public company boards. The Committee has reviewed XPO's nominees for the Annual Meeting and has determined that all directors have the willingness and capacity to serve effectively on XPO's Board.

SUCCESSION PLANNING AND MANAGEMENT DEVELOPMENT

XPO's succession planning is a Board-driven, collaborative process. The Compensation and Human Capital Committee is responsible for conducting succession planning for the executive officers and for reviewing management's succession planning and talent assessment for the company's leadership team and other key employees. While the current CEO has an important role to play, the Board is also responsible for the succession plan and collaborates with the CEO in deciding the timing and the necessary qualifications. Additionally, the Board will determine policies regarding CEO succession in the event of an emergency or the retirement of the CEO.

COMMITTEES OF THE BOARD AND COMMITTEE MEMBERSHIP

The Audit Committee, the Compensation and Human Capital Committee, and the Nominating, Corporate Governance and Sustainability Committee have written charters that comply with applicable rules of the U.S. Securities and Exchange Commission (the "SEC") and with the rules set forth in the Listed Company Manual (the "NYSE Rules") of the New York Stock Exchange (the "NYSE"). The Operational Excellence Committee has a charter approved by the Board. These charters are available on our Investor Relations website at investors.xpo.com under the heading *Corporate Governance — Highlights*. You may obtain a printed

copy of any of these charters, without charge, by sending a request to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

The Audit Committee, the Compensation and Human Capital Committee, and the Nominating, Corporate Governance and Sustainability Committee are each comprised entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with our chairman and considering director qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of committee chairs. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors as it desires, at the company's expense. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may eliminate or create additional committees as it deems appropriate.

The following table sets forth the membership of each of our Board committees as of the date of this Proxy Statement.

Name	Audit Committee	Compensation and Human Capital Committee	Nominating, Corporate Governance and Sustainability Committee	Operational Excellence Committee
Mario Harik				C
Bella Allaire			C	
J. Wes Frye			✓	✓
Michael G. Jesselson	✓			
Allison Landry	✓	✓		✓
Irene Moshouris*	C	✓	✓	
Johnny C. Taylor, Jr.		C		

C = Committee chair   ✓ = Committee member   ***** = Audit Committee Financial Expert

A summary of the committees' responsibilities is as follows:

Audit Committee. Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls; (ii) the integrity of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent registered public accounting firm; (v) the performance of our independent registered public accounting firm and internal audit function; and (vi) related-party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years, and is able to read and understand fundamental financial statements. From January 1, 2025 to the date of this Proxy Statement, the Audit Committee has been comprised of Ms. Moshouris (chair), Mr. Jesselson and Ms. Landry. Our Board has determined that Ms. Moshouris qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act. During 2025, the Audit Committee met six times and acted once via unanimous written consent.

Compensation and Human Capital Committee. The primary responsibilities of the Compensation and Human Capital Committee are, among other things: (i) to oversee the administration of our compensation programs; (ii) to review and approve the compensation of our executive management; (iii) to review company contributions to qualified and non-qualified plans; (iv) to prepare any report on executive compensation required by SEC rules and regulations; and (v) to retain independent compensation consultants and oversee the work of such consultants. During 2025, the Compensation and Human Capital Committee met six times and acted three times via unanimous written consent to deliberate on a range of matters relating to compensation, including:

- Certification of goal attainment for performance-based restricted stock unit ("PSU") awards;

- Director and executive compensation benchmarking, compared to market levels of pay;

- Trends in executive pay practices and relevant developments within the regulatory landscape;

- Executive compensation decision frameworks and strategies for cash and long-term incentive compensation;

- Thresholds, targets and/or maximum values related to cash compensation;

- Risk assessment of incentive compensation plans;

- NEO performance evaluations with respect to financial and non-financial goals and expectations;

- Approval of compensation decisions for directors and executive officers;

- Evaluation of share utilization (i.e., burn rate and dilution) in our employee equity plan;

- Compliance with executive stock ownership guidelines;

- Material changes in benefit plans across the company;

- Cash bonus accruals for employees in our company's annual incentive plan, based on financial performance of each business;

- Review and certification of compensation advisor independence; and

- Inclusion of the compensation, discussion and analysis disclosure in the company's annual proxy statement and its incorporation by reference into the company's 2025 Form 10-K.

From January 1, 2025 to the date of this Proxy Statement, the Compensation and Human Capital Committee has been comprised of Mr. Taylor (chair), Ms. Landry and Ms. Moshouris.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become Board members and recommend that our Board select such individuals to be presented for stockholder consideration at the Annual Meeting or to be appointed by the Board to fill a vacancy; (ii) to make recommendations to the Board concerning committee appointments; (iii) to develop, recommend to the Board and annually review the Guidelines and oversee corporate governance matters; (iv) to support the Board in its oversight of our company's sustainability strategies, performance and external disclosures; and (v) to oversee an annual evaluation of our Board and its committees. From January 1, 2025 to the date of this Proxy Statement, the Nominating, Corporate Governance and Sustainability Committee has been comprised of Ms. Allaire (chair), Mr. Frye and Ms. Moshouris. The Nominating, Corporate Governance and Sustainability Committee met three times during 2025.

Operational Excellence Committee. The Operational Excellence Committee is a standing committee of the Board formed on April 12, 2023. The primary responsibilities of the Operational Excellence Committee are to review the company's strategies and objectives with respect to operational excellence, including financial and operational performance, and continuous improvement of service quality, efficiency, cost control, safety and technological innovation. The Operational Excellence Committee will also review, with management, the reports and key performance indicators relating to our company's progress with operational excellence and achievement against the company's strategic expectations and objectives. From its inception in April 2023 to the date of this Proxy Statement, the Operational Excellence Committee has been comprised of Mr. Harik (chair), Mr. Frye and Ms. Landry. The Operational Excellence Committee met four times during 2025.

Our Board of Directors held six meetings during 2025 and acted three times via unanimous written consent. Each person who served as a director during 2025 attended at least 75% of the aggregate meetings of the Board and any committee(s) on which he or she served during the time he or she served on the Board or committee(s).

Our directors are expected to attend our annual meetings. Any director who is unable to attend is expected to notify our Board chairman in advance of the meeting date. All of our directors then serving and standing for re-election attended the 2025 Annual Meeting of Stockholders.

BOARD RISK OVERSIGHT

Our Board of Directors provides overall risk oversight, with a focus on the most significant risks facing our company. In addition, the Board is responsible for ensuring that appropriate crisis management and business continuity plans are in place. The management of risks to our business, and the execution of contingency plans, are primarily the responsibility of our senior management team.

Our Board and senior management team regularly discuss the company's business strategy, operations, policies, controls, prospects, and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating, and controlling risk exposure. The full Board oversees the company's cybersecurity risk management program (see *Board Oversight of Information Technology and Cybersecurity Risk Management* below for more information). The Board has delegated responsibility for the oversight of other specific risks to its committees as follows:

AUDIT COMMITTEE	COMPENSATION AND HUMAN CAPITAL COMMITTEE	NOMINATING, CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE
■ Oversees the policies that govern the process by which our exposure to risk is assessed and managed by management. In this role, the Audit Committee discusses major financial risk exposures with management and discusses the steps that management has taken to monitor and control these exposures. ■ Reviews risks arising from related-party transactions involving our company, and for overseeing our company-wide Code of Business Ethics and overall compliance with legal and regulatory requirements.	■ Monitors the risks associated with our company's compensation philosophy and programs. ■ Ensures that the compensation structure strikes an appropriate balance in motivating our senior executives to deliver long-term results for the company's stockholders, while simultaneously holding our senior leadership team accountable.	■ Oversees risks related to our governance structure and processes, as well as risks associated with the company's corporate sustainability practices and reporting. ■ Oversees the company's political activity and, pursuant to our Political Activity Policy, holds final approval over all proposed political contributions by the company.

BOARD OVERSIGHT OF HUMAN RESOURCES MANAGEMENT

As a people-driven company with a strong customer service culture, our ability to be an employer of choice and a business partner of choice are intertwined. Our management team and Board are committed to attracting a high caliber of talent to our organization and ensuring a workplace culture that prioritizes safety and engagement, as well as professional growth and competitive total compensation that meets the needs of our employees and their families. Our success relies in large part on our robust governance structure and Code of Business Ethics, our good corporate citizenship and, importantly, highly engaged employees with a strong customer service mentality. Our management team and Board work together in a transparent manner that enables open communication, including with respect to human resources-related matters. Our directors have access to information about our human resources operations and plans, and our chief human resources officer ("CHRO") regularly attends and presents at meetings of our Board. Additionally, all Board members are invited to attend internal monthly operating review meetings with our business leaders. These meetings include discussions about human capital management topics, such as employee health and safety, sustainability initiatives and employee engagement. The Committee discussions focus on executive compensation, workplace culture and other items related to human resources management.

Our CHRO has primary responsibility for our human capital management strategy, including recruiting, developing, engaging and retaining employees who share our work ethic and the values that ultimately guide our decisions and actions. XPO's values are: overachieve for customers, be safe, be accountable, always improve, respect each other and be world-class in every way. We are responsive to employee feedback in enhancing our workplaces to support the safety, well-being and satisfaction of our team in the following areas, among others:

- *Workplace Belonging:* We take pride in having an inclusive workplace that encourages a diversity of skills and perspectives. We welcome employees of every race, ethnicity, national origin, religion, life experience and disability. We celebrate Black history, women's history, LGBTQ+ pride, Hispanic heritage, Native American heritage, Asian American heritage, and military veterans.

- *Health and Safety:* The physical and emotional safety of our employees is paramount, and we have numerous protocols in place to ensure a safe work environment. We developed our Road to Zero program to decrease occupational injuries and illnesses through education, mentoring, communication and on-the-job training that instills awareness and reduces risk. These same priorities are emphasized when we train new commercial driver candidates at our inhouse LTL driver training schools nationwide, where veteran XPO driver-instructors reinforce our safety culture. As part of Road to Zero, we track accident-free miles and recognize XPO drivers who have achieved million-mile safety milestones. As of December 31, 2025, approximately 2,550 of our LTL drivers have achieved a safety designation of at least one million accident-free miles, with 211 of these drivers meeting this threshold in 2025. Since the inception of Road to Zero in 2022, we have had four drivers surpass four million accident-free miles during their career, which is the highest safety milestone for drivers in XPO's history.

- *Employee Engagement and Development*: XPO's executive leadership team regularly solicits feedback from employees to gauge satisfaction and encourage constructive suggestions. Each quarter, we ask our "wired" employees to submit their input through an anonymous online satisfaction survey. In the U.S., we also conduct an annual satisfaction survey of our "non-wired" frontline employees and hold regular roundtables and town halls. Based on employee feedback, we develop action plans at the business unit and facility levels to implement targeted improvements. The importance we place on employee satisfaction has received these national recognitions, among others: XPO has been named a 2025 "Top Company For Women To Work For In Transportation — Elite 30" by the Women in Trucking Association, a 2025 "4-Star Employer" by VETS Index, and a "2026 Military Friendly Employer — Gold Ranking" by Viqtory. Additionally, we emphasize professional development and foster talent through ongoing company initiatives such as our internal driving schools and our XPO Freight Management Training program.

© 2026 **XPO**, Inc.

- *Expansive Total Rewards:* Our total compensation package is instrumental in providing a superior employment experience and conveys how much we appreciate each employee's choice of XPO. We offer comprehensive health plan options, a pregnancy care policy, family bonding policy, tuition reimbursement and company contributions to 401(k) retirement accounts, as well as virtual preventive health care, virtual physical therapy and diabetes management services at no cost to employees, optional supplemental insurance and short-term loans, and a personalized Total Rewards Statement. In our open enrollment period for 2025 benefit plans, we introduced new options for virtual physical therapy and "physicals on the go," and enhanced our employee assistance programs specifically for mental health.

For additional information about our global organization and culture, see Human Capital Management included in Part I, Item 1 of our 2025 Form 10-K.

BOARD OVERSIGHT OF SUSTAINABILITY MATTERS

Our commitment to advancing sustainability is reflected in our efforts to continually improve our performance on matters that serve the interests of our stakeholders — our stockholders, customers, employees and the communities in which we work and live. Our Board supports these efforts by providing oversight of, and engagement with management, regarding various sustainability initiatives. Since 2020, the Board's Nominating, Corporate Governance and Sustainability Committee has operated under a charter that describes the Committee's purpose as, in part, overseeing the work of management regarding the development of sustainability strategies and associated performance and disclosures. The chair and members of the Nominating, Corporate Governance and Sustainability Committee periodically meet with management to discuss sustainability matters, including the preparation and publication of XPO's externally facing sustainability disclosures.

BOARD OVERSIGHT OF INFORMATION TECHNOLOGY AND CYBERSECURITY RISK MANAGEMENT

Our Board of Directors maintains direct oversight over information technology and cybersecurity risk. Directors receive regular updates from management regarding information technology and cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, and the results of security breach simulations. The Board provides feedback on these matters and also discusses relevant incidents in the industry and the evolving threat landscape. Our Board is also informed of all material cybersecurity incidents — our information security program includes procedures for calling a special session of the Board in the event of a high-risk or critical-risk incident, with measures to provide ongoing updates to senior management and the Board if necessary.

In the event that a cybersecurity incident occurs, our incident response team, composed of members of our information security team and other key personnel, identifies, evaluates and quantifies the relevant risk based on available information, and classifies the severity of the cybersecurity incident based on the level of risk to the company. Our measures are regularly evaluated by internal and external experts, with the results of those reviews reported to senior management and the Board. To date, XPO has not experienced any cybersecurity threats or incidents which have materially affected, or are reasonably likely to materially affect, the company.

Our company has a robust cybersecurity team overseen by our chief information security officer ("CISO"), whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, threat prevention, threat detection, and incident response processes. The cybersecurity team continuously reviews legislative, regulatory, and technical developments related to cybersecurity, and enhances our information security capabilities in order to protect against potential threats. The CISO and information security team provide periodic reports to our chief information officer, Board of Directors, as well as our CEO and other members of our senior management as appropriate. To foster a strong cybersecurity business environment, our CISO meets regularly with his team and key personnel to share information about potential cybersecurity events, monitor, prevent and detect potential cybersecurity incidents, and develop reports for senior management.

As part of our information security program, our CISO and his team integrate our information security measures and evaluation of potential cybersecurity risks into our company's overall risk management processes.

We are committed to continually improving our detection and recovery processes and have implemented an information security training program that all employees are required to complete at regular intervals. Additionally, our company has obtained an information security risk insurance policy.

For additional information about the Board's oversight of information technology and cybersecurity risk management, see *Cybersecurity* included in Part I, Item 1C of our 2025 Form 10-K.

DIRECTOR SELECTION PROCESS

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board of Directors all nominees for election to the Board, including nominees for re-election to the Board, after consultation with the chairman and in accordance with our company's contractual obligations.

Under the terms of the Investment Agreement dated June 13, 2011 (the "Investment Agreement"), by and among Jacobs Private Equity, LLC ("JPE"), the other investors party thereto (collectively with JPE, the "Investors"), and our company, JPE has the right

to designate certain percentages of the nominees for our Board of Directors so long as JPE owns securities representing specified percentages of the total voting power of our capital stock on a fully-diluted basis. JPE does not currently own securities representing the required voting power to qualify for the right to designate nominees for our Board. The foregoing rights of JPE under the Investment Agreement are in addition to, and not in limitation of, JPE's voting rights as a holder of capital stock of our company. The Investment Agreement does not grant special voting rights to JPE or the other Investors; each share of our company's stock votes equally for each director. JPE is controlled by Mr. Jacobs, our former executive chairman. The Investment Agreement and the terms contemplated therein were approved by our stockholders at a special meeting on September 1, 2011. None of the foregoing will prevent our Board from acting in accordance with its fiduciary duties or applicable law or stock exchange requirements or from acting in good faith in accordance with our governing documents, while giving due consideration to the intent of the Investment Agreement.

In considering new nominees for election to our Board (subject to the contractual rights granted to JPE pursuant to the Investment Agreement), the Nominating, Corporate Governance and Sustainability Committee considers, among other things, breadth of experience, financial expertise, wisdom, integrity, an ability to make independent analytical inquiries, an understanding of our company's business environment, knowledge and experience in areas such as technology, marketing and other disciplines relevant to our company's businesses, the nominee's ownership interest in our company, and a willingness and ability to devote adequate time to Board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the background, experience and viewpoints of Board members. The Nominating, Corporate Governance and Sustainability Committee periodically evaluates the Board's composition and has engaged in a purposeful process of regular refreshment.

Subject to the contractual rights granted to JPE pursuant to the Investment Agreement, the Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate, including engaging a third-party consulting firm to assist in identifying independent director candidates.

Our Board will consider nominees submitted by our stockholders, subject to the same factors that are brought to bear when it considers nominees referred by other sources. Any stockholder who wishes to nominate a potential director candidate must follow the specific requirements set forth in our bylaws, which are summarized below. We did not receive any director nominees from our stockholders for our Annual Meeting.

Our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 180 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include: (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns; (ii) a representation that the nominator is a holder of record of stock entitled to vote at the annual meeting, will continue to be a stockholder of record through the date of the annual meeting and intends to appear in person or by proxy at the annual meeting; (iii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns; (iv) a certification that each such stockholder, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, has complied with all applicable federal, state and other legal requirements in connection with its acquisition of XPO shares or other securities; (v) the information with respect to each such proposed director nominee that would be required to be (a) set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a), and (b) provided in a proxy statement prepared in accordance with applicable SEC rules; (vi) the consent of the proposed candidate to serve as a member of our Board; and (vii) a completed director questionnaire signed by such nominee. A copy of our bylaws may be obtained by sending a request to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Pursuant to the Guidelines, our company provides new directors with an orientation program to familiarize them with, among other things, the company's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflict policies, Code of Business Ethics, the Guidelines, principal officers, and internal and external auditors.

Each director is expected to participate in continuing education programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a director. The company reimburses directors for the reasonable costs of attending such programs.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of each person who served as a non-employee director of our company during 2025.

2025 Director Compensation Table[1]

Name	Fees Earned in Cash[2]	Stock Awards[3]	Total
Bella Allaire[4]	100,000	182,055	282,055
J. Wes Frye[5]	100,000	182,055	282,055
Michael G. Jesselson[6]	80,000	182,055	262,055
Allison Landry[7]	125,000	182,055	307,055
Irene Moshouris[8]	105,000	182,055	287,055
Johnny C. Taylor, Jr.[9]	125,000	182,055	307,055

[1] Compensation information for Mr. Jacobs and Mr. Harik, who are NEOs of our company, is disclosed in this Proxy Statement under the heading *Executive Compensation — Compensation Tables*. Mr. Jacobs and Mr. Harik did not receive additional compensation for their service as a director.

[2] The amounts reflected in this column represent the fees earned by each director for his or her Board service during 2025. Because the fees are paid in arrears and fourth quarter payments are received during the following calendar year, fees earned more accurately represent the compensation received by our directors.

[3] The amounts reflected in this column represent an annual award amount made in 2025 as discussed in more detail below and represent the full grant date fair value of the awards made in 2025, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation — Stock Compensation" ("ASC 718"). For further discussion of the assumptions used in the calculation of the grant date fair value, please see "Notes to Consolidated Financial Statements — Note 14. Stock-Based Compensation" of our 2025 Form 10-K. Each director serving on January 2, 2025 was granted an award of 1,374 time-based restricted stock units ("RSUs"), corresponding to the value of $182,055. These awards vested on January 2, 2026.

[4] As of December 31, 2025, Ms. Allaire held 1,374 RSUs. As of the Record Date, Ms. Allaire directly owns 9,916 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management*.

[5] As of December 31, 2025, Mr. Frye held 1,374 RSUs. As of the Record Date, Mr. Frye directly and indirectly owns a total of 10,981 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management*.

[6] As of December 31, 2025, Mr. Jesselson held 1,374 RSUs. As of the Record Date, Mr. Jesselson directly and indirectly owns a total of 314,931 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

[7] As of December 31, 2025, Ms. Landry held 1,374 RSUs. As of the Record Date, Ms. Landry directly owns 7,249 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

[8] As of December 31, 2025, Ms. Moshouris held 1,374 RSUs. As of the Record Date, Ms. Moshouris directly owns 9,916 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

[9] As of December 31, 2025, Mr. Taylor held 1,374 RSUs. As of the Record Date, Mr. Taylor directly owns 13,974 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

The compensation of our directors is subject to approval by our Board, which is based, in part, on the recommendation of the Compensation and Human Capital Committee. Directors who are employees of our company do not receive additional compensation for service as members of our Board or its committees. All forms of independent director compensation paid to our directors are reviewed annually by the Compensation and Human Capital Committee together with Exequity LLP, the Committee's independent compensation consultant, which provides competitive benchmarking and guidance. Following a review of director compensation relative to peer group practices (the same group used to evaluate executive compensation), no changes were recommended for 2025, as compensation was determined to be competitive and reflective of market practices.

For service during calendar year 2025, our non-employee directors received an annual cash retainer of $80,000 and RSUs with a fair market value of $182,055. The annual grant of such RSUs was made on the first business day of 2025 (the "RSU Grant Date"). The number of units was determined by dividing $190,000 by the average of the closing prices of the company's common stock on the ten trading days immediately preceding the RSU Grant Date. The grant vested on the first business day of 2026. The vice chair of the Board and the lead independent director each received an additional $25,000 annual cash retainer. Additionally, the chairs of the Audit Committee, Compensation and Human Capital Committee, and Nominating, Corporate Governance and Sustainability Committee received a cash retainer of $25,000, $20,000 and $20,000, respectively. The non-employee members of the Operating Excellence Committee each received an annual $20,000 cash retainer. All cash compensation is paid quarterly in arrears.

No other fees were paid to our directors for their attendance at or participation in meetings of our Board or its committees in 2025. We reimbursed our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

In 2016, our Board adopted a stock ownership policy establishing guidelines for stock retention requirements that apply to our non-employee directors and executive officers. Non-employee directors are subject to stock ownership guidelines of six times the

annual cash retainer. To determine compliance with these guidelines, generally, common shares held directly or indirectly, vested RSUs subject to deferred delivery of stock, and unvested RSUs subject solely to time-based vesting count toward meeting the stock ownership guidelines. Stock options and equity-based awards subject to performance-based vesting conditions do not count toward meeting stock ownership guidelines until they have been exercised or the performance conditions are met, as applicable. Until the guidelines are met, 70% of the net shares (after tax withholding) received upon settlement of equity-based awards are required to be retained by the director. A revised policy was adopted by the Board in June 2023, extending the period by when a newly appointed director is required to reach the required ownership level from three years to five years from the date of his or her appointment. As of the Record Date, all members of our Board were in compliance with this policy.

INSIDER TRADING POLICIES AND PROCEDURES

We maintain an Insider Trading Policy that governs the purchase and sale of our securities by our directors, officers, and employees. The policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations as well as the NYSE rules. The policy prohibits purchasing or selling XPO securities when any of these individuals are in possession of material non-public information about XPO and provides for "black-out periods" during each quarter in which certain individuals are prohibited from purchasing or selling XPO securities, as well as pre-clearance procedures for certain individuals, including all executive officers and directors, before engaging in certain transactions. The policy also prohibits certain hedging and pledging transactions, short selling, and option trading that may lead to inadvertent violations of the policy or otherwise create the appearance of impropriety or violations. The Insider Trading Policy is available on our Investor Relations website at investors.xpo.com under the heading *Corporate Governance — Highlights*.

NO HEDGING OR PLEDGING

Certain transactions in XPO securities such as: (i) short sales; (ii) transactions in publicly traded options or other derivative securities; (iii) purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of XPO's securities; or (iv) purchasing securities of the company on margin, holding securities of the company in a margin account or pledging company securities as collateral for a loan, create a heightened compliance risk or could create the appearance of misalignment between our directors, employees and stockholders. As a result, our Insider Trading Policy prohibits such transactions and any other transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of equity securities.

COMPENSATION AND HUMAN CAPITAL COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Compensation and Human Capital Committee are or have been an officer or employee of our company. During 2025, there were no material reportable transactions between the company and the members of the Compensation and Human Capital Committee and none of our executive officers served on any compensation committee or board of directors of any entity that has one or more executive officers serving on our Compensation and Human Capital Committee or on our Board of Directors.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS ETHICS

Our Board of Directors is committed to sound corporate governance principles and practices. Our Corporate Governance Guidelines (the "Guidelines") serve as a framework within which our Board conducts its operations. Among other things, the Guidelines include criteria for determining the qualifications and independence of our Board members, requirements for the standing Board committees, and the responsibilities of our Board members, including meeting attendance and the responsibility to conduct an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities, and our company's evolving needs.

XPO has a Code of Business Ethics (the "Code") that applies to our directors and executive officers, as well as to our company at large. The Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees, promote compliance with applicable governmental laws, rules and regulations, and provide clear channels for reporting concerns. The Code constitutes a "code of ethics" as defined by the SEC in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code or waivers of any provision of the Code as applicable to our principal executive officer, our principal financial officer and our principal accounting officer by posting such disclosures on our website pursuant to SEC rules. The Guidelines and the Code are available on our Investor Relations website at investors.xpo.com, under the heading *Corporate Governance — Highlights*. In addition, you may obtain a printed copy of these documents without charge by sending a request to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

DIRECTOR INDEPENDENCE

Under the Guidelines, our Board of Directors is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Such independence determinations are made by

reference to the independence standard under the Guidelines and the definition of "independent director" under Section 303A.02 of the NYSE Rules. Our Board has affirmatively determined that each person who served as a director during any part of 2025, except for Mr. Jacobs, our former executive chairman, and Mr. Harik, our chairman and CEO, satisfies the independence standards under the Guidelines and the NYSE Rules.

In addition to the independence standards provided in the Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards for independence of Audit Committee members established by the SEC and the NYSE Rules; that is, the director may not: (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than their director compensation; or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each member of the Compensation and Human Capital Committee satisfies the NYSE standards for independence of Compensation and Human Capital Committee members. In making the independence determinations for each director, our Board and the Nominating, Corporate Governance and Sustainability Committee analyzed certain relationships of the directors, including both those that are not required to be disclosed pursuant to Item 404(a) of Regulation S-K, and those that are required to be disclosed pursuant to Item 404(a) of Regulation S-K as set forth below in the section titled "Certain Relationships and Related-Party Transactions."

STOCKHOLDER COMMUNICATION WITH THE BOARD

Stockholders and other parties interested in communicating with our Board of Directors, any Board committee, any individual director, including our lead independent director, or any group of directors (such as our independent directors) should send written correspondence to: Board of Directors c/o Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831. Note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

Stockholder proposals intended to be presented at our 2027 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than December 8, 2026, in order to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board of Directors or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 180 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. For example, assuming that our 2027 Annual Meeting of Stockholders is held on or after May 19, 2027, any stockholder proposal to be considered at the 2027 Annual Meeting of Stockholders, including nominations of persons for election to our Board, must be properly submitted to us no earlier than November 20, 2026, and no later than February 18, 2027.

Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 20, 2027.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Under its written charter, the Audit Committee of our Board of Directors is responsible for reviewing and approving or ratifying any transaction between our company and a related person (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting a related-person transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

During 2025, we subleased office space to JPE at our Greenwich, Connecticut office. Pursuant to the terms of the sublease, JPE paid monthly rent based on the amount of square feet subleased, as well as a share of common area maintenance charges and certain overhead costs. During 2025, JPE paid XPO a total of $530,042. Mr. Jacobs, our former executive chairman, is the managing member of JPE. This related-party transaction was approved by the Audit Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of March 23, 2026 by (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities; (ii) each director; (iii) each NEO; and (iv) all executive officers and directors as a group. None of the foregoing persons beneficially owned any shares of equity securities of our subsidiaries as of the Record Date.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner, and which are exercisable or convertible within 60 days, have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding[1]
Beneficial Ownership of 5% or more:		
MFN Partners, LP[2]	11,425,369	9.7%
Capital Research Global Investors[3]	11,157,329	9.5%
Capital World Investors[4]	10,985,317	9.4%
The Vanguard Group[5]	10,923,106	9.3%
BlackRock, Inc.[6]	10,418,923	8.9%
Invesco Ltd.[7]	6,267,881	5.3%
Directors:		
Bella Allaire	9,916	*
J. Wes Frye[8]	10,981	*
Michael G. Jesselson[9]	314,931	*
Allison Landry	7,249	*
Irene Moshouris	9,916	*
Johnny C. Taylor, Jr.	13,974	*
NEOs:		
Brad Jacobs+[10]	2,619,700	2.2%
Mario Harik+	502,805	*
Kyle Wismans	49,466	*
Dave Bates	67,350	*
Wendy Cassity	29,953	*
Current Directors and Executive Officers as a group (10 people)	1,016,541	*

* Less than 1%

+ Director and Executive Officer

[1] For purposes of this column, the number of shares of the class outstanding for each person reflects the sum of: (i) 117,408,318 shares of our common stock that were outstanding as of the Record Date; and (ii) the number of RSUs held, if any, that are or will become vested within 60 days of the Record Date.

(2) Based on Amendment No. 2 to the Schedule 13G filed on November 12, 2024 by: (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a "Reporting Person" and collectively, the "Reporting Persons"), which reported that, as of September 30, 2024, the Reporting Persons collectively owned 11,425,369 shares of our common stock with shared voting power and shared dispositive power. The address of the principal business office of each of the Partnership, MFN GP, MFN Management, MFN LLC and Messrs. DeMichele and Nanji is c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116.

(3) Based on Amendment No. 3 to the Schedule 13G filed on February 12, 2026 by Capital Research Global Investors, which reported that, as of December 31, 2025, Capital Research Global Investors beneficially owned 11,157,329 shares or our common stock, with sole voting power over 11,134,473 shares of our common stock and sole dispositive power over 11,157,329 shares of our common stock. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(4) Based on Amendment No. 3 to the Schedule 13G filed on November 13, 2025 by Capital World Investors, which reported that, as of September 30, 2025, Capital World Investors beneficially owned 10,985,317 shares of our common stock, with sole voting power over 10,963,639 shares of our common stock and sole dispositive power over 10,985,317 shares of our common stock. The address of the principal business office of Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(5) Based on Amendment No. 9 to the Schedule 13G filed on February 13, 2024 by The Vanguard Group, which reported that, as of December 29, 2023, The Vanguard Group beneficially owned 10,923,106 shares of our common stock, with shared voting power over 41,086 shares of our common stock, sole dispositive power over 10,758,747 shares of our common stock and shared dispositive power over 164,359 shares of our common stock. The address of the principal business office of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. The Vanguard Group filed a Schedule 13G/A on March 27, 2026, reporting that, following an internal realignment, The Vanguard Group, Inc. did not beneficially own any of the company's common shares and that certain of its subsidiaries and/or business divisions of such subsidiaries that formerly had, or were deemed to have had, beneficial ownership with the Vanguard Group, Inc., will report beneficial ownership separately on a disaggregated basis from the Vanguard Group, Inc. The identity of such subsidiaries and/or business divisions of such subsidiaries and the number of common shares beneficially owned by them is not known to the company as of March 27, 2026.

(6) Based on Amendment No. 1 to the Schedule 13G filed on July 17, 2025 by BlackRock, Inc., which reported that, as of June 30, 2025, BlackRock, Inc. beneficially owned 10,418,923 shares of our common stock, with sole voting power over 10,010,732 shares of our common stock and sole dispositive power over 10,418,923 shares of our common stock. The address of the principal business office of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(7) Based on the Schedule 13G filed on November 6, 2025 by Invesco Ltd., which reported that, as of September 30, 2025, Invesco Ltd. beneficially owned 6,267,881 shares of our common stock, with sole voting power over 6,192,272 shares of our common stock and sole dispositive power over 6,267,881 shares of our common stock. The address of the principal business office of Invesco Ltd. is 1331 Spring Street NE, Suite 2500, Atlanta, GA 30309.

(8) Consists of: (i) 7,981 directly held shares of our common stock; and (ii) 3,000 shares of our common stock held in an individual retirement account of Mr. Frye.

(9) Consists of: (i) 57,873 directly held shares of our common stock; (ii) 5,000 shares of our common stock held in an individual retirement account of Mr. Jesselson; (iii) 6,000 shares of our common stock owned by Mr. Jesselson's spouse; (iv) 201,001 shares of our common stock beneficially owned by the Michael G. Jesselson 4/8/71 Trust and the Michael G. Jesselson 12/18/80 Trust, of which trusts Mr. Jesselson is the beneficiary; (v) 8,000 shares of our common stock beneficially owned by the JJJ Irrevocable Trust, of which Mr. Jesselson is a trustee; (vi) 8,000 shares of our common stock beneficially owned by the RAJ Irrevocable Trust, of which Mr. Jesselson is a trustee; (vii) 8,000 shares of our common stock beneficially owned by the SJJ Irrevocable Trust, of which Mr. Jesselson is a trustee; and (viii) 21,057 shares of our common stock beneficially owned by Michael G. Jesselson and Linda Jesselson, Trustees UID 6/30/93 FBO Maya Ariel Ruth Jesselson.

(10) Consists of: (i) 1,318,999 directly held shares of our common stock; and (ii) 1,300,701 shares of our common stock owned by JPE. Mr. Jacobs has indirect beneficial ownership of the shares of our common stock owned by JPE as a result of being its managing member. Mr. Jacobs stepped down as the executive chairman of our Board on December 31, 2025. His beneficial ownership information is based on the most recent Form 4 filed by Mr. Jacobs. Mr. Jacobs is not included in the group of current directors and executive officers.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") explains the guiding principles, policies and practices upon which our executive compensation program is based, as well as our decision-making process, including our consideration of stockholder feedback, and the 2025 compensation paid to our named executive officers ("NEOs").

NAMED EXECUTIVE OFFICERS FOR 2025

The following individuals were our named executive officers for 2025:

Name	Position
Brad Jacobs	Executive Chairman (through December 31, 2025)
Mario Harik	Chief Executive Officer
Kyle Wismans	Chief Financial Officer
Dave Bates	Chief Operating Officer
Wendy Cassity	Chief Legal Officer and Corporate Secretary



Brad Jacobs
Executive Chairman

Mr. Jacobs served as executive chairman of XPO's Board from November 1, 2022 until December 31, 2025, and was previously chairman of the board and chief executive officer from September 2, 2011 to October 31, 2022. He has served as chairman of the board and chief executive officer of QXO, Inc. (NYSE: QXO) since June 6, 2024. Mr. Jacobs served as non-executive chairman of the board of directors of GXO Logistics, Inc. from August 2, 2021 to December 31, 2025, and of RXO, Inc. from November 1, 2022 to May 21, 2025. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for its first six years, and as executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.



Mario Harik
Chief Executive Officer

Mr. Harik has served as XPO's chief executive officer and a director since November 2022 and as chairman of the board since January 1, 2026. Previously, he served as president of XPO's North American Less-Than-Truckload unit from October 2021 to October 2022, and additionally held roles as XPO's chief information officer from November 2011 to October 2022, and chief customer officer from February 2021 to January 2022. Prior to XPO, he was chief information officer and senior vice president of research and development with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder and chief architect of web and voice applications with G3 Analyst. Mr. Harik has served as a director of QXO, Inc. (NYSE: QXO) since June 2024. He holds a master's degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.



Kyle Wismans
Chief Financial Officer

Kyle Wismans has led the company's finance organization since 2023. He joined XPO in 2019 as senior vice president, financial planning and analysis and later served as senior vice president, revenue management and finance. Mr. Wismans has held numerous senior financial positions during his two decades with global public companies. Prior to XPO, he was an executive with General Electric Company and Baker Hughes, holding leadership positions as head of global financial planning and analysis for two divisions and chief financial officer for a global GE business. He also held senior roles on GE's global audit staff. Mr. Wismans has served as a director of GXO Logistics, Inc. (NYSE: GXO) since May 2025. He holds a degree in business administration from the University of Michigan, Stephen M. Ross School of Business.



Dave Bates
Chief Operating Officer

Dave Bates is responsible for all day-to-day operations of XPO's LTL business in North America, including quality of service and the customer experience, network optimization, workforce productivity and sales. Additionally, he leads the execution of initiatives specific to XPO's growth strategy, such as capital deployments and the company's in-house driver school operations. Mr. Bates joined XPO in 2023 following 27 years with Old Dominion Freight Line, Inc., including 12 years as senior vice president, operations, with responsibility for all operations in North America. He started his career with roles at Carolina Freight Carriers and Roadway Express.



Wendy Cassity
Chief Legal Officer and Corporate Secretary

Wendy Cassity leads XPO's legal and compliance functions, including corporate governance, litigation and commercial matters. Prior to joining the company in March 2023, Ms. Cassity served as chief legal officer with Nuance Communications, Inc., and previously held general counsel positions at Zayo Group, a publicly traded communications infrastructure company, and at Thompson Creek Metals, a publicly traded natural resources company. Ms. Cassity has also served in private practice as a corporate transactional attorney with McDermott Will & Emery, LLP, and with Cravath Swaine & Moore, LLP. She holds a bachelor's degree in English and History from the University of Arizona, and a juris doctorate degree from Columbia Law School.

EXECUTIVE SUMMARY

2025 Company Performance Highlights

In 2025, our NEOs were instrumental in driving XPO's achievement of numerous strategic, financial and operational goals through the execution of our strategy and our LTL growth plan. Despite a soft freight market environment, the strong leadership of our NEOs delivered financial results that outpaced expectations, enhanced service quality, realized record levels of customer satisfaction and employee engagement, and positioned the business to generate sustainable long-term stockholder value:

Generated robust 2025 financial results company-wide:			
Revenue	**Operating Income**	**Adjusted EBITDA[1]**	**Adjusted Diluted Earnings Per Share[1]**
$8.16B	**$656M**	**$1.27B**	**$3.73**

Achieved significant progress by executing all four levers of our LTL growth plan in 2025:			
PROVIDE BEST-IN-CLASS SERVICE	**INVEST IN NETWORK GROWTH FOR THE LONG TERM**	**ACCELERATE YIELD GROWTH**	**DRIVE COST EFFICIENCIES**

▪ Damage claims ratio of 0.3%, compared with 1.2% at year-end 2021
 	
▪ Improved on-time performance from 2024
  • Q4 2025 was the fifteenth consecutive quarter of year-over-year improvement
	▪ Added more than 1,200 tractors and 3,600 trailers
	  • Reduced average tractor age to 3.7 years at year-end 2025, compared with 5.9 years at year-end 2022
		▪ Grew yield ex-fuel by 6.0% from 2024
		  • Driven by enhanced service quality, expansion of accessorial services and revenue growth from local customers
			▪ Leveraged AI-based proprietary technology to capture productivity gains
			
			▪ Reduced purchased transportation expense by more than 50% from 2024
			
			▪ Exited the year with 5.1% of Q4 linehaul miles outsourced to third parties the most favorable level in company history

Delivered above-market LTL growth and profitability:

- Grew adjusted operating income[1] to $775 million, up 4% year-over-year
- Improved adjusted operating ratio[1] by 80 basis points year-over-year to 84%
- Grew adjusted EBITDA[1][2] to $1.13 billion, up 4% year-over-year

[1] See Annex A for reconciliations of non-GAAP measures.

[2] Excluding gains on real estate transactions

Delivered a 533% increase in total shareholder return (TSR) since becoming a standalone LTL company in 2022[1]

- XPO's stock price has significantly outperformed the transportation sector and the broader market, generating over $19 billion in stockholder value creation since becoming a standalone company
- Over the same period, XPO was the top-performing transportation stock in the S&P Transportation Select Industry Index
- TSR was driven by a robust combination of financial results and operational improvements

[1] Through Q1 2026

Maintained focus on employee engagement:

- Global employee satisfaction was 7.9 among the company's total "wired" employee population in 2025
- Most recent North American Dockworker, Driver and Manufacturing Survey response rate was 84%, with over 13,000 LTL employees participating
- Reduced voluntary turnover in three key LTL employee groups by year-end 2025: 6.2% decrease with dockworkers; 4.9% decrease with freight operations supervisors; and 2.2% decrease with driver sales representatives, reinforcing employee satisfaction

Enhanced brand reputation with external recognitions

- *Fortune* named XPO one of the World's Most Admired Companies for 2026
- *Forbes* named XPO one of America's Best Large Employers for 2026
- *Newsweek* named XPO one of America's Most Reliable Companies for 2026
- FreightWaves named XPO to the 2026 FreightTech 25 for innovation in freight technology
- Viqtory designated XPO as a Military Friendly® Gold Employer for 2026
- VETS Indexes recognized XPO as a 2025 4-Star Employer for hiring and supporting veterans
- *TIME* magazine named XPO one of the World's Best Companies for 2025
- Women in Trucking Association named XPO one of the Top Companies For Women to Work For in Transportation for the fifth year in a row

The chart below illustrates XPO's Total Shareholder Return (TSR), as compared to the S&P 500 and the S&P Transportation Select Industry Index since we became a standalone LTL carrier in North America:



Total Shareholder Return

Our NEOs are moving XPO forward from a position of strength as one of the largest LTL networks in North America, with approximately 9% share of the $52 billion LTL market, based on 2025 industry revenue. We are making significant progress in executing our plan for profitable growth and margin expansion, and we see a long runway ahead to continue to deliver outsized stockholder value.

Stockholder Engagement and Responsiveness

The Compensation and Human Capital Committee (the "Committee") considers engagement with stockholders to be a critical component in formulating XPO's executive compensation philosophy and structure. We have a robust, year-round stockholder engagement program, in which Committee members play an active role. During these engagements, we seek stockholder input through dialogue on a broad range of topics, including our executive compensation program, which informs the Committee's decisions regarding the program and related disclosures.

At our 2025 Annual Meeting of stockholders, our directors received 98% support on average and our say-on-pay proposal received 99% support. These results reflect strong support for the Board and for XPO's executive compensation program, which we designed in direct response to stockholder feedback. The Board is appreciative of our stockholders' support and remains committed to ongoing engagement.

OUR EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

Compensation Philosophy

Our executive compensation program is designed to incent and reward outstanding performance and retain exceptional leadership talent. The Compensation and Human Capital Committee's pay-for-performance philosophy is focused on rewarding our NEOs for performance that creates substantial, long-term value for our stockholders. Awards are designed to tie closely to the company's strategic operating plans, as communicated broadly to our investor community, and to ensure alignment with public expectations. The Committee's goal is to ensure our executives remain focused on executing to exceptional operational standards, are incentivized to outperform industry competitors, and are motivated to drive long-term stockholder value creation.

Our guiding principles and sound compensation practices align the compensation of our NEOs with company performance, taking into consideration the size, scope and success of the business as follows:

Pay-for-Performance	A significant portion of our NEOs' total compensation should be at risk and performance-based, with metrics aligned to the company's short-term and long-term financial performance. Performance-related compensation should align to our culture of goal achievement, accountability and continuous improvement.
Stockholder Alignment	The pay elements of our NEOs' compensation should align directly with the long-term interests of our stockholders and cultivate the NEOs' ownership of, and accountability for, executing the company's vision and strategy.
Attraction and Retention	Our executive compensation program should provide overall target compensation that is market-competitive and enables the company to attract and retain top talent from a variety of industries.
Simplified Approach	Our executive compensation program should be straightforward, transparent and consistent.

Compensation Policies and Practices

The Compensation and Human Capital Committee is committed to sound executive compensation policies and practices, to incentivize a high caliber of performance as highlighted in the following table.

WHAT WE DO	WHAT WE DON'T DO
✓ **Significant emphasis on variable, at-risk compensation.** XPO's compensation program is heavily weighted toward variable compensation through short-term incentives and long-term incentives. This allows the Committee to closely align total compensation values with company performance on an annual and long-term basis.	✗ **No exceptional perquisites.** Our NEOs have no relocation benefits, supplemental pension or retirement savings or financial planning services beyond what is provided broadly to all XPO employees.
✓ **Substantial portion of compensation linked to creation of stockholder value.** Performance-based awards are subject to meaningful stock price and/or earnings-related performance goals measured over service-based vesting periods. In addition, the Committee regularly reviews the full portfolio of XPO stockholdings for each NEO to ensure that a sufficient amount of compensation is at risk if objectives are not met, further aligning compensation with stockholder returns and value creation.	✗ **No pledging or hedging of company stock.** Under our insider trading policy, our company's directors and executive officers, including the NEOs, are prohibited from pledging or holding company securities in a margin account or pledging company securities as collateral for a loan which could create a heightened compliance risk or could create the appearance of misalignment between our directors, employees and stockholders. In addition, they are prohibited from engaging in hedging transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds or any other transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of company equity securities.
✓ **Stock ownership policies.** The Board has established meaningful stock ownership guidelines and stock retention requirements that encourage a strong ownership mindset among our NEOs. Our ownership guidelines specify 6x annual base salary for our CEO and 3x annual base salary for our other NEOs.	✗ **No guaranteed annual salary increases.** Salary increases are not guaranteed annually and are instead determined based on review of our peer group, market survey data, an executive's experience, tenure, company and individual performance, scope and scale of responsibility, unique skills, internal equity, and stockholder feedback.
✓ **Clawback policy.** Our NEOs are subject to clawback restrictions that are compliant with and exceed NYSE listing standards with respect to incentive compensation.	✗ **No stock option repricing or discounted exercise price.** XPO's equity incentive plan does not permit either stock option repricing without stockholder approval or stock option awards with an exercise price below fair market value.

WHAT WE DO	**WHAT WE DON'T DO**
✓ **Restrictive covenants.** Our NEOs are subject to comprehensive non-competition and other restrictive covenants.	✗ **No golden parachute excise tax gross-ups.** XPO does not provide golden parachute excise tax gross-ups.
✓ **Engage with stockholders.** Our Board values stockholder feedback and carefully considers investor perspectives in its decision-making processes for governance, compensation and sustainability practices.	✗ **No consultant conflicts.** The Committee retains an independent compensation consultant who performs services only for the Committee, as described in more detail below under the heading *Role of the Committee's Independent Compensation Consultant*.

Components of NEO Compensation

The compensation design for our NEOs has three components: annual base salary, short-term cash incentive and long-term incentive:

- Annual base salary is a fixed form of competitive pay that corresponds to an executive's experience and job scope.
- Short-term cash incentive is a performance-based, at-risk component that offers competitive incentive pay designed to motivate and recognize performance in a given year.
- Long-term incentive is an at-risk component that offers a combination of performance-based and time-based restricted stock units and is designed to motivate sustained performance over time. It is granted in equity to reinforce the long-term incentive component of value creation and also strives to increase the retention of top talent over time.

Pay Mix and At-Risk Compensation

The Compensation and Human Capital Committee believes that the majority of compensation for the NEOs should be a mix of performance-based, at-risk compensation designed specifically to incent both short-term and long-term company performance. This is delivered through a short-term annual cash incentive award and a long-term performance-based equity award. The amount the NEOs eventually earn from their at-risk compensation should align with stockholders' returns over similar time periods.

The Committee may utilize a different mix of compensation elements for NEOs depending on the unique aspects of their roles or depending on the circumstances of their hire or promotion. The Committee commits to aligning executive pay with performance.

The chart below shows the mix of 2025 target total annual compensation for our NEOs, including the portions at-risk versus fixed compensation. As noted below, approximately 77% of the CEO's total compensation was at-risk, and an average of approximately 68% of other NEOs' compensation was at-risk, ensuring alignment of executive pay to company performance.



© 2026 **XPO**, Inc.

2025 EXECUTIVE COMPENSATION OVERVIEW

Our executive compensation program, as detailed below, was designed to emphasize performance-based compensation and to incent and retain our NEOs:

ELEMENT	HIGHLIGHTS OF 2025 COMPENSATION DESIGN		
BASE SALARY	► Fixed cash compensation corresponds to experience and job scope, and is aligned with market levels		
SHORT-TERM INCENTIVE	**EC, CEO, CFO and CLO**		**COO[1]**
	► 100% based on performance against the company's annual adjusted EBITDA target – Adjusted EBITDA is a mainstay financial performance metric in each of XPO's reportable segments		► Profit-sharing cash incentive program with 0.56% participation factor of LTL adjusted operating income – Adjusted operating income incentivizes improving profitability
LONG-TERM INCENTIVES **EC and CEO:** **80% PSU** **20% RSU** **CFO, COO and CLO:** **65% PSU** **35% RSU**	► **Performance-Based Restricted Stock Units (PSUs)** based on three-year performance period – 35% LTL adjusted EBITDA growth – 40% LTL adjusted operating ratio improvement – 25% relative TSR vs. S&P Transportation Select Industry Index TSR PSU cliff vesting performance target hurdles include: – LTL adjusted EBITDA growth of at least 12% – LTL adjusted operating ratio improvement of at least 375 basis points – TSR ranking at or above the 55th percentile relative to S&P Transportation Select Industry Index TSR **Restricted Stock Units (RSUs)** that vest annually over three years		

[1]   Chief operating officer ("COO") profit-sharing cash incentive program paid out quarterly and subject to: (i) Mr. Bates' continuing employment through the date on which the quarterly earnings are publicly announced; and (ii) the terms and conditions of the company's profit-sharing cash incentive program approved by the Compensation and Human Capital Committee.

Target Pay Levels for Current NEOs

In setting total target pay levels for our NEOs, the Committee considers several factors, including competitive market data, company and individual performance, scope and scale of responsibility, unique skills, tenure, internal equity and stockholder feedback. The Committee reviews the competitiveness of the total target pay level and practices relative to the established peer group and published survey data provided by its independent compensation consultant (see *Peer Group and Market Analysis* on page 35).

For 2025, the Committee approved an increase in total target direct compensation for Messrs. Jacobs, Harik and Wismans and Ms. Cassity as supported by competitive market data provided by our independent compensation consultant and in recognition of their outstanding performance related to key strategic objectives.

The following table provides 2025 annual target compensation for the current NEOs included in this Proxy Statement:

NEO	Base Salary ($)	Target STI ($)	Total Target Cash Compensation ($)	Target PSUs Awarded ($)[1]	RSUs Awarded ($)[1]	Total Target Direct Compensation ($)
Brad Jacobs	618,000	927,000	1,545,000	5,200,000	1,300,000	8,045,000
Mario Harik	875,500	1,751,000	2,626,500	8,000,000	2,000,000	12,626,500
Kyle Wismans	650,000	650,000	1,300,000	1,950,000	1,050,000	4,300,000
Dave Bates	750,000	3,420,000	4,170,000	975,000	525,000	5,670,000
Wendy Cassity	600,000	600,000	1,200,000	650,000	350,000	2,200,000

[1] Based on the economic value of the approved annual long-term equity awards for each NEO.

Executive Chairman Pay Approach and Transition

The Board and the Compensation and Human Capital Committee regularly review the company's leadership structure and executive compensation program to ensure they best serve XPO and its stockholders. In early 2025, the Board determined that Mr. Jacobs continued to provide significant value as executive chairman through his oversight of leadership and strategy, informed by his long-standing experience and deep knowledge of the company and industry. Based on these contributions, the Committee approved total target compensation of $8,045,000 for 2025, representing approximately 64% of the CEO's target total compensation and consistent with the framework established upon his transition from CEO to executive chairman.

At the end of 2025, Mr. Jacobs stepped down as executive chairman in accordance with Section 6(e) of his employment agreement. Effective January 1, 2026, Mr. Harik assumed the role of chairman of the Board. Mr. Jacobs will serve as a special advisor to the Board and the new chairman through June 30, 2026, to support this transition, during which time he will receive base salary and bonus compensation consistent with his 2025 compensation, prorated for his time in the special advisor role. The terms of Mr. Jacobs' transition to special advisor are described in the "Potential Payments Upon Termination or Change of Control" section below.

EXECUTIVE COMPENSATION OUTCOMES FOR 2025

Annual Short-Term Incentive Awards

The company's annual short-term incentive ("STI") awards are designed to reward our NEOs for performance against pre-established metrics set by the Compensation and Human Capital Committee at the beginning of the fiscal year. Each NEO (excluding the COO) is assigned an annual short-term incentive target, as a percentage of base salary, based on the NEO's level of responsibility, scope of role and impact, and market data. Actual annual short-term incentive payouts are based on results achieved against the pre-established performance metrics determined by the Committee and can range from 0% to 200% of target. Short-term incentive payouts are made in cash.

For fiscal year 2025, achievement of the annual short-term incentive for our NEOs (excluding the COO) was measured using XPO's adjusted EBITDA target. Adjusted EBITDA was selected because it is a key metric in our financial performance and demonstrates how well the company operates in serving its customers. Adjusted EBITDA focuses on the financial outcome of operating decisions by eliminating the impact of non-operating items, such as income tax provision, interest expense and depreciation and amortization expense. Because it reflects the operating profitability of our business, it can be compared to other companies by our leaders, current and potential investors, and others with an interest in XPO. It is important to assess adjusted EBITDA performance on both a short-term and long-term basis, which is oriented to stockholder expectations. While a version of adjusted EBITDA is utilized in both the annual short-term incentive and long-term plan, adjusted EBITDA in the long-term plan measures LTL adjusted EBITDA growth, thereby ensuring that short-term adjusted EBITDA performance is aligned with long-term growth objectives and stockholder expectations. This performance metric reflects our company's progress with our strategic objectives of driving profitable growth, deploying capital for superior returns over time, and increasing the value of XPO's common stock.

NEO STI Payouts Excluding COO

For 2025, XPO's annual adjusted EBITDA* of $1.27 billion resulted in a 94.13% goal attainment based on the 2025 target of $1.35 billion. Based on the linear payout curve below, this yielded an STI payout of 70.64%.

	100% Adjusted EBITDA			
	Threshold	**Target**	**Maximum**	**Actual**
Performance	$1.08	$1.35	$1.62	$ 1.27
Payout	50%	100%	200%	70.64%



STI Payout Curve

94.13% achievement against 2025 adjusted EBITDA target = 70.64% payout

% of Adjusted EBITDA Achieved	90	91	92	93	94	95	96	97	98	99	100	101	102	103	104	105	106	107	108	109	110	111	112	113	114	115	116	117	118	119	120
% of Target Bonus Earned	50	55	60	65	70	75	80	85	90	95	100	105	110	115	120	125	130	135	140	145	150	155	160	165	170	175	180	185	190	195	200

The following table provides the 2025 short-term incentive targets and actual payouts for our NEOs, excluding our COO.

NEO	Base Salary ($)	Target STI %	Target STI $	Payout Achievement	Final Payout ($)
Brad Jacobs	618,000	150%	927,000	70.64%	654,833
Mario Harik	875,500	200%	1,751,000	70.64%	1,236,906
Kyle Wismans	650,000	100%	650,000	70.64%	459,160
Wendy Cassity	600,000	100%	600,000	70.64%	423,840

* See Annex A for reconciliations of non-GAAP financial measures.

COO STI Payouts

In order to secure Mr. Bates' commitment to join XPO in 2023 from a top-tier competitor, the Compensation and Human Capital Committee designed a short-term incentive program based on the program provided to him by his previous employer. Under

© 2026 XPO, Inc.

XPO's program, Mr. Bates receives 0.56% of the company's North American LTL adjusted operating income on a quarterly basis. This metric was specifically chosen because it fully aligns with Mr. Bates' responsibilities as COO; that is, to deliver best-in-class customer service, improve network efficiency, and increase yield performance. North American LTL adjusted operating income is also a key comparative measure against industry peers, and improvements to the metric are expected to correlate to increased stockholder value.

The company's 2025 North American LTL adjusted operating income* was $775 million, which resulted in a short-term incentive cash payout for Mr. Bates of $4,334,400. This payout is directly reflective of Mr. Bates' leadership throughout the year to improve cost efficiency through operational discipline, including increases in labor productivity and linehaul transportation insourcing from third-party carriers. In 2025, Mr. Bates helped achieve a damage claims ratio of 0.3%, which contributed to a 6.0% increase in yield, excluding fuel. In addition, Mr. Bates continued to leverage XPO's proprietary technology to improve labor productivity and reduced outsourced linehaul miles to the best level in XPO's history, lowering the cost of third-party purchased transportation by over 50% compared with 2024 and reducing outsourced linehaul miles as a percentage of total linehaul miles to 5.1% in the fourth quarter.

Long-Term Incentive Awards

The company's long-term incentive ("LTI") awards are designed to provide individuals with equity compensation tied to long-term performance and stockholder alignment through a combination of performance awards and restricted stock. Performance awards are tied to performance against pre-established long-term targets set by the Compensation and Human Capital Committee at the beginning of each three-year performance period in alignment with the company's long-term strategic plan. The key objective of the plan is to encourage performance that drives stockholder value higher over the long term, align interests of executives with stockholders, and reward and retain executives.

2025 Annual LTI Award Design

For 2025, the Committee determined to maintain the same metrics and weighting used in 2024, given their continued link to XPO's business strategy. In 2025, our NEOs received a majority of LTI awards as PSUs, with the executive chairman and CEO receiving 80% in PSUs and 20% in RSUs. All other NEOs received 65% PSUs and 35% RSUs. The PSU payout scale ranges from 0% to 200% based on performance.

The following table provides an overview of equity award types and performance metrics.

Pay Element	Performance Measures / Details	Weight	Metric Rationale
Performance-Based Restricted Stock Units (PSUs)	LTL adjusted EBITDA growth over three-year performance period ■ Target CAGR of 12%; performance ranging from 80% to 120% of target	35%	LTL adjusted EBITDA growth is a critical operating performance measure that reflects the profitability of the LTL business. While a version of adjusted EBITDA is used in the annual incentive plan, LTL adjusted EBITDA in the long-term plan measures growth over a three-year period, reinforcing alignment between annual performance, long-term growth objectives, and stockholder expectations.
	LTL adjusted operating ratio improvement over three-year performance period ■ Target improvement of at least 375 basis point, with a 50 basis points spread from threshold to maximum	40%	LTL adjusted operating ratio measures the cost-efficiency and profitability of our LTL network operations and informs our disciplined investments in long-term growth.
	Relative Total Shareholder Return (TSR) performance vs. S&P Transportation Select Industry Index, measured over a three-year performance period	25%	TSR targets focus on XPO's growth in market position versus core competitors, while directly aligning executive compensation with stockholder value creation. Performance and payout range encourages superior performance above our industry competitors and ensure that the company is delivering increasing stockholder value over time relative to its peers.
Restricted Stock Units (RSUs)	Ratable vesting annually over three years		Three-year vesting structure supports retention and helps build stock ownership, ensuring strong alignment with stockholder interests.

* See Annex A for reconciliations of non-GAAP financial measures.

2025 NEO Annual LTI Awards Granted

The Committee approved the annual LTI awards for each of our NEOs in 2025.

The following table shows the economic value of the approved annual long-term equity awards for each NEO.

NEO	Target PSUs ($)	RSUs ($)	Total ($)
Brad Jacobs	5,200,000	1,300,000	6,500,000
Mario Harik	8,000,000	2,000,000	10,000,000
Kyle Wismans	1,950,000	1,050,000	3,000,000
Dave Bates	975,000	525,000	1,500,000
Wendy Cassity	650,000	350,000	1,000,000

2023-2025 PSU Achievement

For the 2023-2025 performance period, PSUs were earned at 178%, reflecting strong EBITDA and relative TSR performance.

The following table summarizes the performance of the PSU awards granted in March 2023.

Performance Metric and Weight	Target	Actual	Performance Payout
40% LTL Adjusted EBITDA Growth	8%	37%	200%
40% Relative TSR vs. S&P Transportation Index	60th Percentile	98th Percentile	200%
20% LTL Adjusted Operating Ratio Improvement	300 bps	284 bps	92%
Overall Payout			**178%**

THE COMPENSATION AND HUMAN CAPITAL COMMITTEE'S DECISION-MAKING PROCESS

Role of the Compensation and Human Capital Committee

The Committee is responsible for approving our compensation practices and overseeing our executive compensation program in a manner consistent with XPO's compensation philosophy. The Committee is tasked with: (i) reviewing the annual and long-term performance goals for our NEOs; (ii) approving awards under incentive compensation and equity-based plans; and (iii) approving all other compensation and benefits for our NEOs. The Committee acts independently but works closely with the full Board and executive management in making many of its decisions. To assist it in discharging its responsibilities, the Committee has retained the services of an independent compensation consultant, as discussed below.

Role of Management

Executive management provides input to the Committee, including with respect to the Committee's evaluation of executive compensation practices. In particular, our CEO, Mr. Harik, provides recommendations for proposed compensation actions with respect to our executive team, but not with respect to his own or Mr. Jacobs' compensation. The Committee carefully and independently reviews the recommendations of management without members of management present and consults its independent compensation consultant before making final determinations. We believe this process ensures that our executive compensation program effectively aligns with XPO's compensation philosophy and stockholder interests.

Role of the Committee's Independent Compensation Consultant

The Committee directly retained Exequity LLP as its independent compensation consultant for 2025. In addition to compensation, Exequity advises on governance matters, monitors trends and evolving market practices in executive compensation, and provides general advice and support to the Committee and the Committee's chair. Exequity's support of the Committee in 2025 included reviewing LTI award grant proposals, providing guidance with the design of the annual STI program and reviewing the content of this CD&A. Exequity did not provide any other services to the company.

The Committee considered the independence of Exequity in light of applicable SEC rules and NYSE listing standards. After taking into account the absence of any relationships with management and members of the Committee, as well as Exequity's internal policies and other information provided to the Committee, the Committee determined that no conflicts of interest existed that would prevent Exequity from serving as an independent compensation consultant to the Committee.

Peer Group and Market Analysis

XPO competes for the best talent within the transportation industry and across industries within the broader economic landscape. In order to attract and retain high-performing talent, the Committee references prevailing pay rates when establishing target compensation opportunities; specifically, by reviewing executive pay levels and practices across the peer group, as well as survey

data. The peer group serves as the principal reference group for evaluating our NEOs' compensation. Survey data serves as a secondary reference to ensure reasonableness by incorporating general industry companies between $5 billion and $10 billion in annual revenue, which is comparable to XPO's revenue. The Committee evaluates a range of information regarding market pay practices, considering XPO has a longstanding history of sourcing executives from industries outside the transportation and logistics sectors, and the number of pure-play public transportation carriers of a size similar to XPO is extremely limited.

At the end of 2024 the Committee, with support from Exequity, conducted a comprehensive annual review of the peer group. Based on its evaluation, the Committee added Canadian National Railway Company, Canadian Pacific Kansas City Limited and Saia, Inc. and removed Hertz Global Holdings, Inc. and Matson, Inc. to ensure continued comparability to XPO in terms of industry, revenue, market capitalization and labor market:

2025 Peer Group		
ArcBest Corporation	Hub Group, Inc.	Saia, Inc.
Avis Budget Group, Inc.	J.B. Hunt Transport Services, Inc.	Schneider National, Inc.
Canadian National Railway Company	Knight-Swift Transportation Holdings, Inc.	TFI International Inc.
Canadian Pacific Kansas City Limited	Landstar System, Inc.	Union Pacific Corporation
C.H. Robinson Worldwide, Inc.	Norfolk Southern Corporation	Werner Enterprises, Inc.
CSX Corporation	Old Dominion Freight Line, Inc.	
Expeditors Int'l of Washington, Inc.	Ryder System, Inc.	

The peer group and survey data were utilized in the benchmarking analysis conducted at the end of 2024 to inform evaluating 2025 target total compensation targets. In addition to reviewing peer group and survey data, the Committee considered other internal and external factors in recommending compensation for our NEOs, including an executive's experience and tenure, retention and succession plan objectives, and company performance.

OTHER COMPENSATION-RELATED ITEMS

Stock Ownership Policies

We believe that executive equity ownership in the company ensures alignment with stockholders and mitigates potential risks in the near-term at the expense of long-term value creation.

Guidelines

Stock ownership guidelines are expressed as a multiple of each NEO's annual base salary:

- CEO: 6x annual base salary
- Other NEOs: 3x annual base salary

Compliance with our stock ownership guidelines is generally determined using the aggregate count of shares of common stock held directly or indirectly by the NEO, plus unvested restricted stock units subject solely to time-based vesting. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions, are not counted toward meeting stock ownership guidelines until they have settled or been exercised, as applicable.

Until the stock ownership guidelines are met, an executive is required to retain 70% of the net shares (after tax withholding) received upon settlement of equity-based awards. A newly appointed executive is required to reach his or her stock ownership guideline no later than five years from the date of appointment.

As of the Record Date, all NEOs were in compliance with our stock ownership guidelines.

Clawback Policy

As described below under the heading *Employment Agreements with NEOs — Clawbacks,* Mr. Jacobs and Mr. Harik are party to agreements in connection with their employment, which include clawback restrictions with respect to LTI and STI compensation. Mr. Wismans, Mr. Bates and Ms. Cassity are subject to agreements in connection with their LTI compensation, which include clawback restrictions. The Committee is focused on mitigating the company's risk associated with its compensation program for NEOs and believes that clawback provisions are an important tool to achieve this. In 2023, the Board adopted a clawback policy (the "Clawback Policy"), which complies with the SEC rules and NYSE listing standards and is also more comprehensive.

Annual STI Compensation

Beyond the mandated clawback provisions under the SEC rules and NYSE listing standards, the employment agreements for Mr. Jacobs and Mr. Harik provide that if the NEO has engaged in fraud or other willful misconduct that contributes materially to any

financial restatement or material loss to the company or any of its affiliates, the company may: (i) require repayment by the NEO of any cash STI or annual STI previously paid, net of any taxes paid by the NEO on such STI; (ii) cancel any earned but unpaid cash STI or annual STI; and/or (iii) adjust the NEO's future compensation in order to recover an appropriate amount with respect to the restated financial results or the material loss.

Long-Term Incentive Compensation

Beyond the mandated clawback provisions under the SEC rules and NYSE listing standards, the employment agreements for Mr. Jacobs and Mr. Harik include a clawback provision under which the NEO may be required, upon certain triggering events, to repay all or a portion of LTI compensation that was previously paid (including proceeds from previously exercised and vested equity-based awards) and to forfeit unvested equity-based awards during the term of the employment agreements. In cases where a cure is possible, the NEO will first be provided with a specified cure period. These clawback provisions are generally triggered if any of the following conditions apply. If the NEO:

- Is terminated for cause, as defined in the employment agreement;

- Has engaged in fraud or other willful misconduct that contributes materially to any significant financial restatement or material loss to our company or any of our affiliates; and/or

- Breaches the restrictive covenants that are applicable under the employment agreement.

The time period for the company to take action under this clawback provision is up to six months from the date of termination for cause and, for all other specified conditions, at any time up to six months after learning of the conduct, but in no event more than two years after the NEO engages in such conduct.

The LTI agreements for NEOs provide that if they breach any restrictive covenant contained in any arrangements with the company or engage in fraud or willful misconduct that contributes materially to any financial restatement or material loss to the company or any of its subsidiaries, the company may require the NEO to repay any long-term incentive compensation that was previously paid (including proceeds from vested equity-based awards) and to forfeit unvested equity-based awards. In cases where a cure is possible, the NEO will first be provided with a specified cure period.

The Change in Control and Severance Agreements for our NEOs provide that they will be subject to any legally mandated policy relating to the recovery of compensation, to the extent that the company is required to implement such policy pursuant to applicable law.

The Clawback Policy provides that the company shall promptly recoup any erroneously awarded compensation received by any covered executive in the event of an accounting restatement. The accounting restatements covered include any restatement of the company's financial statements due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to such financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected. The amount of erroneously awarded compensation subject to recovery under the Clawback Policy is the amount of incentive-based compensation received during the three-year period preceding the date of the accounting restatement exceeds the amount that would have been received had it been determined based on the restated amounts.

To the extent that the rules adopted by the NYSE or the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act are broader than the clawback provisions contained in our NEO agreements, and to the extent that the company is required to implement any additional clawback provisions pursuant to applicable law, each NEO will be subject to additional clawback provisions pursuant to such rules as described under the heading *Employment Agreements with NEOs — Clawbacks*.

Equity Granting Policy

All equity awards to NEOs are approved by the Committee with a grant date determined at the time of approval. We do not currently grant stock options. The Committee did not take material non-public information into account when determining the timing and terms of equity awards in 2025, and we do not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Benefits

Our NEOs are provided with the same benefits as are generally offered to other eligible employees, including participation in our company's 401(k) plan and insurance benefit programs. Our NEOs receive minimal perquisites, as shown in the "All Other Compensation" table following the CD&A.

Employment Agreements

We have entered into multi-year employment agreements with certain of our NEOs to promote long-term retention, while enabling the Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are described under the heading *Employment Agreements with NEOs*.

Mr. Jacobs and Mr. Harik each entered into employment agreements in connection with the transition to their new roles in August and September 2022, respectively; these agreements became effective upon the spin-off of RXO, Inc. ("RXO") on November 1, 2022. Mr. Wismans entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his promotion to chief financial officer ("CFO"), effective August 11, 2023. Mr. Bates entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his hiring as COO, effective April 21, 2023. Ms. Cassity entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with her hiring as chief legal officer ("CLO"), effective March 13, 2023.

The above mentioned agreements for our NEOs (collectively, the "NEO Agreements") outline the terms and conditions of employment with XPO, including all restrictive covenants that benefit the company, with provisions such as non-competition and non-solicitation of customers and employees, as well as the target compensation opportunity designated by the Committee for base salary, annual STIs, annual LTIs, and other separation benefits that the executives would qualify for under specified circumstances. The material terms of these agreements are described under the heading *Employment Agreements with NEOs*. There are no multi-year compensation guarantees established in the NEO Agreements. The Committee may adjust compensation levels from year to year based on its annual assessments of performance and market benchmarks.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") disallows a federal income tax deduction to public companies for compensation greater than $1 million paid in any tax year to covered executive officers.

As a general matter, while tax deductibility is one of several relevant factors considered by the Committee in determining compensation, our Board believes that the tax deduction limitation imposed by Section 162(m) should not compromise the company's access to compensation arrangements that will attract and retain a high level of executive talent. Accordingly, the Committee and the Board take into consideration a multitude of factors when making executive compensation decisions and may approve executive compensation that is not tax deductible.

Risk Assessment of Incentive Compensation Programs

The Committee's independent compensation consultant conducts an annual assessment of the company's executive compensation program to determine whether there are material risks that could arise from our compensation plans and programs. Based on this review, the Committee concluded that the company's 2025 executive compensation plans and programs are not reasonably likely to have a material adverse effect on the company.

COMPENSATION AND HUMAN CAPITAL COMMITTEE REPORT

The following statement made by the Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Committee reviewed the Compensation Discussion and Analysis with management as required by Item 402(b) of Regulation S-K, as set forth above. Based on this review and the resulting discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into XPO's 2025 Form 10-K.

COMPENSATION AND HUMAN CAPITAL COMMITTEE

Johnny C. Taylor, Jr., chair
Allison Landry, member
Irene Moshouris, member

COMPENSATION TABLES

Summary Compensation Table

The following table provides information concerning the total compensation awarded to, earned by or paid to our NEOs for the year ended December 31, 2025. We compensate our NEOs pursuant to the terms of their respective employment agreements. The information reported in the table below reflects the terms of such agreements. More information about our NEOs' employment agreements is provided under the heading *Employment Agreements with NEOs*.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Brad Jacobs *Executive Chairman*	2025	615,670		22,330,984	654,833	15,515	23,617,002
	2024	600,000		5,449,879	1,321,110	15,315	7,386,304
	2023	600,000		14,125,046	1,291,050	14,880	16,030,976
Mario Harik *Chief Executive Officer*	2025	872,198		9,876,760	1,236,906	15,680	12,001,545
	2024	850,000		10,681,790	2,495,430	15,480	14,042,700
	2023	850,000		9,084,498	2,438,650	14,463	12,387,611
Kyle Wismans[5] *Chief Financial Officer*	2025	639,424		2,939,831	459,160	15,515	4,053,929
	2024	591,154		4,292,522	880,740	15,189	5,779,605
	2023	440,913	795,000	1,679,932	788,975	14,102	3,718,922
David Bates[6] *Chief Operating Officer*	2025	752,885		1,469,802	4,334,400	15,680	6,572,767
	2024	750,000		1,609,682	4,177,600	15,480	6,552,762
	2023	522,116	1,725,000	11,485,130	2,468,431	1,120	16,201,797
Wendy Cassity[7] *Chief Legal Officer*	2025	595,770		979,852	423,840	15,452	2,014,913
	2024	575,000		1,073,103	844,043	15,252	2,507,398
	2023	464,423	570,000	1,324,127	824,838	1,210	3,184,598

[1]   Annual cash bonus awards for 2025, 2024 and 2023 are included in the column "Non-Equity Incentive Plan Compensation" and reflect formulaic awards earned in respect of those years. In 2023, Mr. Wismans received $795,000 in cash-based retention bonuses related to the RXO spin-off prior to becoming CFO; Mr. Bates was granted a new hire sign-on cash award of $1.725 million, which included a payment in lieu of the short-term incentive bonus that he was forced to forfeit upon joining XPO from his previous employer; and Ms. Cassity received a sign-on bonus of $570,000 as part of her offer letter.

[2]   The amounts reflected in this column generally represent the aggregate grant date fair value of the awards made during each respective year, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation — Stock Compensation" ("FASB ASC 718"). The amounts reported for the 2025 PSUs reflect achievement of the performance goals at target. At the grant date, these awards were expected to vest at the maximum and the actual grant date fair value calculated in accordance with FASB ASC 718 was $15,554,710, $4,323,805, $2,161,733 and $1,441,214, for Mr. Harik, Mr. Wismans, Mr. Bates and Ms. Cassity, respectively. Note that these amounts may not correspond to the actual value realized by each NEO, as they are based upon company performance over the three-year performance period. For additional information related to the measurement of stock-based compensation awards, see Notes to Consolidated Financial Statements — Note 14. Stock-Based Compensation in our 2025 Form 10-K. With respect to the 2025 Stock Awards for Mr. Jacobs, in connection with Mr. Jacobs' transition to special advisor, the vesting on Mr. Jacobs' RSUs and PSUs was accelerated in accordance with Section 6(e) of his employment agreement. The acceleration resulted in an accounting charge that must be disclosed as reportable compensation due to technical SEC rules. In accordance with ASC 718, the incremental fair value is determined by comparing the aggregate fair value of the outstanding awards immediately before and after the modification, which represents the amount in the table for 2025. The grant date fair value of the Stock Awards in 2025 at target was $6,419,988. At the grant date, the PSUs were expected to vest at the maximum and the grant date fair value calculated in accordance with ASC 718 for all 2025 Stock Awards for Mr. Jacobs was $10,110,661.

[3]   The amounts reported in this column for 2024 and 2025 represent the amounts earned under the annual short-term incentive awards, based on achievement of the 2024 and 2025 targets, respectively. See the description under the heading *Executive Compensation Outcomes for 2025* in the sections "Annual Short-Term Incentive Awards — NEO STI Payouts Excluding COO" and "Annual Short-Term Incentive Awards — COO STI Payouts." The 2023 STI award for Mr. Wismans reflects combined compensation amounts of $479,870 for the prior roles he held in 2023, as well as $309,105 for the portion of 2023 he served as our CFO. In lieu of an annual short-term incentive award, Mr. Bates receives quarterly payments equivalent to 0.56% of our North American LTL adjusted operating income, subject to certain restrictions. Descriptions of the company's profit-sharing cash incentive plan and Award Agreement are provided under the heading *Executive Compensation Outcomes for 2025* in the section *COO STI Payouts*. On July 31, 2020, the Committee awarded Mr. Jacobs and Mr. Harik LTI awards subject to achievement of an absolute adjusted cash flow per share goal, a relative growth in adjusted cash flow per share goal and scorecard targets related to ESG goals. The award is earned in cash in four installments on the first anniversary of the grant (July 31, 2021) and each of January 15, 2022, 2024 and 2026. On February 9, 2023, the Committee approved the cancellation of 100% of the target amount of the 2023 tranche of the 2020 LTI award for Mr. Jacobs and Mr. Harik and replacement with PSUs (the "PSU Replacement Awards"). Each PSU Replacement Award has a target grant date value equal to the canceled portion of Messrs. Jacobs' and Harik's 2020 LTI awards. The PSU Replacement Awards are subject to a replacement of the absolute adjusted cash flow per share and relative growth in adjusted cash flow per share performance goals from the 2020 LTI awards' final tranche with a relative TSR performance goal, weighted at 75%, and a continuation of the ESG scorecard goal, weighted at 25% and adjusted in connection with the RXO spin-off. The number of PSUs granted pursuant to the PSU Replacement Award for each of Mr. Jacobs and Mr. Harik was determined based on the grant value of the 2020 LTI awards final tranche for each of Messrs. Jacobs and Harik and the closing price of a share of the company's common stock on February 9, 2023. The PSU Replacement Awards have an additional time-based vesting condition that generally requires continued service through February 9, 2025, or an earlier qualifying termination of service, and are subject to a restriction on the sale or transfer of shares until January 15, 2026 (which generally aligns with the vesting period for the corresponding canceled portion of the 2020 LTI awards).

[4]   The components of All Other Compensation for 2025 are detailed in the "All Other Compensation" table below.

(5)   Effective as of August 11, 2023, Mr. Wismans assumed the role of CFO. Mr. Wismans' 2023 amounts reflect all of his compensation for the full fiscal year.

(6)   Effective as of April 21, 2023, Mr. Bates assumed the role of COO. Mr. Bates' 2023 amounts reflect all of his compensation for the full fiscal year.

(7)   Effective as of March 13, 2023, Ms. Cassity assumed the role of CLO. Ms. Cassity's 2023 amounts reflect all of her compensation for the full fiscal year.

All Other Compensation

The following table provides the amounts included in the "All Other Compensation" column in the "Summary Compensation Table" for our NEOs in 2025.

Name	Matching Contributions to 401(k) Plan[1] ($)	Company-Paid Life Insurance Premiums[2] ($)	Total ($)
Brad Jacobs	14,000	1,515	15,515
Mario Harik	14,000	1,680	15,680
Kyle Wismans	14,000	1,515	15,515
Dave Bates	14,000	1,680	15,680
Wendy Cassity	14,000	1,452	15,452

(1)   Amounts in this column represent matching contributions made by XPO to the company's 401(k) plan. Only amounts contributed directly by our NEOs are eligible for matching contributions, and our NEOs are eligible for matching contributions on the same basis as all other eligible employees of our company.

(2)   Amounts in this column include company-paid premiums for basic life insurance.

Grants of Plan-Based Awards

The following table provides additional details regarding grants of equity plan-based awards for our NEOs in 2025.

Name	Grant Date	Grant Type	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)[1]	Target (#)	Maximum (#)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[3]
Brad Jacobs[4]	3/3/2025	PSU				80,430	—[3]
	3/3/2025	RSU				10,869	—[3]
	12/31/2025*	PSU				140,131	20,838,893
	12/31/2025*	RSU				10,010	1,492,091
Mario Harik	3/3/2025	PSU	33,443	66,884	133,768		7,984,110
	3/3/2025	RSU				16,721	1,892,650
Kyle Wismans	3/3/2025	PSU	8,152	16,303	32,606		1,946,136
	3/3/2025	RSU				8,779	993,695
Dave Bates	3/3/2025	PSU	4,076	8,151	16,302		973,011
	3/3/2025	RSU				4,389	496,791
Wendy Cassity	3/3/2025	PSU	2,717	5,434	10,868		648,658
	3/3/2025	RSU				2,926	331,194

(*)   Modification Date

(1)   The amounts in this column reflect the number of potential shares earned for threshold performance for each performance metric of each award.

(2)   The maximum level that may be paid is 200% of target.

(3)   The amounts in this column generally reflect the aggregate grant date fair value of the awards made during each respective year, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation — Stock Compensation" ("FASB ASC 718"). The amounts reported for the PSUs reflect achievement of the performance goals at target. At the grant date, these awards were expected to vest at the maximum, and the actual grant date fair value calculated in accordance with FASB ASC 718 for these awards was $13,662,060, $3,330,110, $1,664,942 and $1,110,020, for Mr. Harik, Mr. Wismans, Mr. Bates and Ms. Cassity, respectively. Note that these amounts may not correspond to the actual value realized by each NEO, as they are based upon company performance over the three-year performance period. For additional information related to the measurement of stock-based compensation awards, see "Notes to Consolidated Financial Statements — Note 14. Stock-Based Compensation" in our 2025 Form 10-K. With respect to Mr. Jacobs, please see FN. 2 to the "Summary Compensation Table" with respect to the calculation of the modified 2025 awards (i.e., the incremental fair value attributable to the modification of the awards). The grant date fair value of the March 2025 award was $5,189,726 for the PSUs and $1,230,262 for the RSUs. Also, with respect to Mr. Jacobs 2025 awards, pursuant to his stepping down as executive chairman effective December 31, 2025, and continuing as a special advisor through June 30, 2026, the PSUs vested at the actual performance level determined by shortening the performance period to December 31, 2025.

See the material compensation-related terms for Mr. Jacobs described under the heading the Employment Agreements with NEOs section and footnote 6 to the Potential Payments Upon Termination or Change of Control table for additional details.

(4) In connection with Mr. Jacobs' transition to special advisor, the vesting of Mr. Jacobs' RSUs and PSUs was accelerated in December 2025. The December 31, 2025, share numbers represent the awards modified with incremental fair value (which include the 2024 and 2025 awards). The March 3, 2025, share numbers represent the actual number of shares that were vested and released to Mr. Jacobs in connection with the March 2025 award.

Additional information relevant to the awards shown in the above table, including a discussion of the applicable performance criteria and the actual payouts under such awards, is included below under the heading *Outstanding Equity Awards at Fiscal Year-End*.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2025.

| Name | Stock Awards | | | |
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Brad Jacobs	—	—	373,912[2]	50,818,380[2]
Mario Harik	41,345[3]	5,619,199[3]	940,470[4]	127,819,278[4]
Kyle Wismans	26,932[5]	3,660,328[5]	99,180[6]	13,479,554[6]
Dave Bates	11,266[7]	1,531,162[7]	281,222[8]	38,220,882[8]
Wendy Cassity	13,652[9]	1,855,443[9]	51,960[10]	7,061,884[10]

Note: Vesting of all outstanding equity awards is subject to continued employment by the NEO on the applicable vesting date, subject to certain exceptions in connection with a qualifying termination of employment. See the "Potential Payments Upon Termination or Change of Control" table below for more details.

(1) The values reflected in this column were calculated using $135.91, the closing price per share of XPO common stock on the NYSE on December 31, 2025, the last trading day of our fiscal year 2025.

(2) Consists of: (i) 110,314 target PSUs originally scheduled to vest on March 6, 2026; and (ii) 33,167 target PSUs originally scheduled to vest on March 1, 2027; and (iii) 43,475 target PSUs originally scheduled to vest on March 3, 2028, subject to achievement of the performance criteria defined below. PSUs are reflected at the maximum level.

   a. PSUs noted as vesting on March 6, 2026, subject to achievement of certain performance criteria. The PSUs are shown at the maximum level, with achievement of target performance goals as follows: (i) LTL adjusted EBITDA growth of at least 8% (40% of award); (ii) LTL adjusted operating ratio Improvement of at least 300 basis points (20% of award); and (iii) our company's TSR ranking at the completion of the performance period relative to each company in the S&P Transportation Select Industry Index TSR (in the order of lowest to highest TSR) at a minimum of the 60th percentile (40% of award).

   b. PSUs noted as vesting on March 1, 2027, subject to achievement of certain performance criteria. The PSUs are shown at the maximum level, with achievement of target performance goals as follows: (i) LTL adjusted EBITDA growth of at least 12% (35% of award); (ii) LTL adjusted operating ratio Improvement of at least 450 basis points (40% of award); and (iii) our company's TSR ranking at the completion of the performance period relative to each company in the S&P Transportation Select Industry Index TSR (in the order of lowest to highest TSR) at the 55th percentile (25% of award).

   c. PSUs noted as vesting on March 3, 2028, subject to achievement of certain performance criteria. The PSUs are shown at the maximum level, with achievement of target performance goals as follows: (i) LTL adjusted EBITDA growth of at least 12% (35% of award); (ii) LTL adjusted operating ratio Improvement of at least 375 basis points (40% of award); and (iii) our company's TSR ranking at the completion of the performance period relative to each company in the S&P Transportation Select Industry Index TSR (in the order of lowest to highest TSR) at the 55th percentile (25% of award).

   d. All of Mr. Jacobs' outstanding PSUs vested at the projected actual performance level determined by shortening the performance period to December 31, 2025. The vested shares were certified and released to Mr. Jacobs on January 28, 2026. See the material compensation-related terms for Mr. Jacobs described under the heading Employment Agreements with NEOs and footnote 6 to the Potential Payments Upon Termination or Change of Control table for additional details.

(3) Consists of: (i) 13,789 RSUs that vest on March 15, 2026; (ii) 10,835 RSUs that vest in substantially equal installments on March 15, 2026 and March 15, 2027; and (iii) 16,721 RSUs that vest in substantially equal installments on March 15, 2026, March 15, 2027 and March 15, 2028.

(4) Consists of: (i) 165,472 target PSUs that are eligible to vest on March 6, 2026; (ii) 172,871 target PSUs that are eligible to vest on August 5, 2026 subject to the TSR Performance Goal with a relative TSR Multiplier; (iii) 65,008 target PSUs that vest on March 1, 2027; and (iv) 66,884 target PSUs that vest on March 3, 2028, as defined below. The PSUs that vest on March 6, 2026 and August 5, 2026 are restricted from sale until one year after the settlement date, except in death or change of control termination. The PSUs are reflected at a maximum payout of 200% of target. The target award can be earned based on individual or aggregate attainment of the performance goals as detailed below. The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200% of target.

   a. PSUs noted as vesting on March 6, 2026, subject to achievement of certain performance goals. See footnote 2a. above for additional terms of these PSUs.

   b. PSUs noted as vesting on August 5, 2026, subject to achievement of a relative TSR goal with a relative TSR multiplier; cannot be earned until after the four-year performance period ending August 5, 2026. The goals underlying these PSUs are: (i) company TSR ranking at the completion

of the performance period relative to each company in the S&P Midcap 400 Index TSR (in the order of lowest to highest TSR) at a minimum of the 67th percentile (the "TSR Performance Goal"); and (ii) a multiplier of company TSR over the performance period that exceeds the aggregate weighted TSR of certain pre-selected transportation peers over the performance period by a minimum of 200 basis points (the "TSR Multiplier").

  c. PSUs noted as vesting on March 1, 2027, subject to achievement of certain performance goals. See footnote 2b. above for additional terms of these PSUs.

  d. PSUs noted as vesting on March 3, 2028, subject to achievement of certain performance goals. See footnote 2c. above for additional terms of these PSUs.

(5) Consists of: (i) 3,972 RSUs that vest on February 15, 2026; (ii) 2,988 RSUs that vest on March 15, 2026; (iii) 3,454 RSUs that vest on August 15, 2027; (iv) 7,739 RSUs that vest in substantially equal installments on March 15, 2026 and March 15, 2027; and (v) 8,779 RSUs that vest in substantially equal installments on March 15, 2026, March 15, 2027, and March 15, 2028.

(6) Consists of: (i) 8,274 target PSUs that vest on March 6, 2026; (ii) 21,559 target PSUs that vest on March 1, 2027; (iii) 3,454 target PSUs that vest on August 15, 2027; and (iv) 16,303 target PSUs that vest on March 3, 2028, subject to achievement of certain performance goals. PSUs are reflected at the maximum level.

  a. PSUs noted as vesting on March 6, 2026, subject to achievement of certain performance goals. See footnote 2a. above for additional terms of these PSUs.

  b. PSUs noted as vesting on March 1, 2027, subject to achievement of certain performance goals. See footnote 2b. above for additional terms of these PSUs.

  c. PSUs noted as vesting on August 15, 2027, subject to achievement of the TSR performance goals as follows: (i) achievement of threshold opportunity at 50% payout for the company's Total Shareholder Return Percentile Position vs. Index Companies in the S&P Transportation Select Industry Index for performance at the 40th percentile performance; and (ii) the maximum payout level of 200% of target for performance at the 75th percentile or greater. The target award can be earned based on attainment of the company's Total Shareholder Return Percentile Position vs. S&P Transportation Select Industry Index companies for performance at the 55th percentile performance for the period August 15, 2023 through August 15, 2027 (100% of award). The PSUs are reflected at a maximum payout of 200% of target. The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%.

  d. PSUs noted as vesting on March 3, 2028, subject to achievement of certain performance goals. See footnote 2c. above for additional terms of these PSUs.

(7) Consists of: (i) 3,975 RSUs that vest on March 15, 2026; (ii) 2,902 RSUs that vest in equal installments on March 15, 2026 and March 15, 2027; and (iii) 4,389 RSUs that vest in equal installments on March 15, 2026, March 15, 2027 and March 15, 2028.

(8) Consists of: (i) 22,149 target PSUs that vest on March 6, 2026; (ii) 8,085 target PSUs that vest on March 1, 2027; (iii) 8,151 target PSUs that vest on March 3, 2028; and (iv) 102,226 target PSUs that vest on April 21, 2028, subject to achievement of certain performance goals. PSUs are reflected at the maximum level.

  a. PSUs noted as vesting on March 6, 2026, subject to achievement of certain performance goals. See footnote 2a. above for additional terms of these PSUs.

  b. PSUs noted as vesting on March 1, 2027, subject to achievement of certain performance goals. See footnote 2b. above for additional terms of these PSUs.

  c. PSUs noted as vesting on March 3, 2028, subject to achievement of certain performance goals. See footnote 2c. above for additional terms of these PSUs.

  d. PSUs noted as vesting on April 21, 2028, subject to achievement of the TSR performance goals as follows: (i) achievement of threshold opportunity at 50% payout for the company's Total Shareholder Return Percentile Position vs. S&P Transportation Select Industry Index companies for performance at the 40th percentile performance; and (ii) the maximum payout level of 200% of target for performance at the 75th percentile or greater. The target award can be earned based on attainment of the company's Total Shareholder Return Percentile Position vs. S&P Transportation Select Industry Index companies for performance at the 55th percentile performance for the period April 21, 2023 through April 21, 2028 (100% of award). PSUs are reflected at the maximum level.

(9) Consists of: (i) 8,791 RSUs that vest on March 15, 2026; (ii) 1,935 RSUs that vest in equal installments on March 15, 2026 and March 15, 2027; and (iii) 2,926 RSUs that vest in substantially equal installments on March 15, 2026, March 15, 2027, and March 15, 2028.

(10) Consists of: (i) 15,156 target PSUs that vest on March 6, 2026; (ii) 5,390 target PSUs that vest on March 1, 2027; and (iii) 5,434 target PSUs that vest on March 3, 2028, subject to achievement of certain performance goals. PSUs are reflected at the maximum level. See footnote 2a, 2b and 2c above, respectively, for additional terms of these PSUs.

Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested for our NEOs during 2025.

Name	Stock Awards[1]	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Brad Jacobs[3]	533,055	78,174,671
Mario Harik	158,728	21,615,276
Kyle Wismans	12,543	1,513,205
Dave Bates	35,527	3,406,876
Wendy Cassity	9,757	1,046,341

[1] In accordance with the RXO spin-off distribution ratio, certain outstanding LTI awards on November 1, 2022 received corresponding LTI awards covering shares of stock of RXO, Inc. These RXO LTI awards vested as follows: (i) Mr. Harik vested in 28,031 RXO PSUs valued at $555,294 and (ii) Mr. Wismans vested in 1,713 RXO RSUs valued at $27,691. The values reflected were calculated by multiplying the number of RXO shares that vested in 2025 by the closing price per share of RXO common stock on the NYSE on each applicable vesting date. The values of these RXO awards are not reflected in the table above.

[2] The values reflected in this column were calculated by multiplying the number of shares that vested in 2025 by the closing price of one share of XPO common stock on the NYSE on each applicable vesting date. The values reflected in this column for Mr. Jacobs and Mr. Harik include the vesting of the PSU Replacement Awards in 2025 as described in footnote 3 to the "Summary Compensation Table".

[3] Pursuant to his stepping down as executive chairman effective December 31, 2025, all of Mr. Jacobs' outstanding RSUs vested on December 31, 2025. The values represented in this column do not include Mr. Jacobs' PSUs which vested on December 31, 2025 and were certified and released in January 2026. See material compensation-related terms for Mr. Jacobs described under the heading Employment Agreements with NEOs and footnote 6 to the "Potential Payments Upon Termination or Change of Control" table for additional details.

Potential Payments Upon Termination or Change of Control

The following table sets forth the amounts of compensation that would be due to each of Messrs. Jacob and Harik pursuant to their respective employment agreements and equity award agreements (or in the cases of each of Messrs. Wismans and Bates and Ms. Cassity, pursuant to their Change of Control and Severance Agreement and equity award agreements), as applicable, upon the termination events as summarized below, as if each such event had occurred on December 31, 2025. The amounts shown below are estimates of the payments that each NEO would receive in certain instances. The actual amounts payable will be determined upon the occurrence of any such event.

	Brad Jacobs ($)	Mario Harik ($)	Kyle Wismans ($)	Dave Bates ($)	Wendy Cassity ($)
Termination without Cause for Good Reason					
Continuation of cash compensation[1][2]	4,635,000[3]	3,500,000	1,950,000	5,775,000	1,800,000
Acceleration of equity-based awards[4]	45,732,220[6]	53,506,355	6,599,745	12,500,978	4,062,634
Continuation of medical / dental benefits[5]	20,744	28,893	11,460	12,771	12,216
Total	**50,387,964**	**57,035,249**	**8,561,205**	**18,288,748**	**5,874,850**
Long-Term Disability					
Acceleration of equity-based awards[4]	—	4,479,433	2,863,344	1,220,441	1,476,789
Total	**—**	**4,479,433**	**2,863,344**	**1,220,441**	**1,476,789**
Death					
Acceleration of equity-based awards[4]	—	69,528,838	10,400,105	20,641,603	5,386,385
Total	**—**	**69,528,838**	**10,400,105**	**20,641,603**	**5,386,385**
Change of Control and Termination					
Continuation of cash compensation[1][2][3]	—	9,598,750	3,250,000	11,760,000	3,000,000
Acceleration of equity-based awards[4]	—	69,528,838	10,400,105	20,641,603	5,386,385
Continuation of medical / dental benefits[5]	—	57,786	45,840	51,083	48,864
Total	**—**	**79,185,374**	**13,695,945**	**32,452,686**	**8,435,249**

[1] Amounts shown do not include any payments for accrued and unpaid salary, bonuses or paid time off. In the event of a termination by the company without cause, continuation of cash compensation payable to each of Messrs. Harik, Wismans and Bates and Ms. Cassity will be reduced, dollar for dollar, by other income earned by such NEO in accordance with the terms of their employment agreement. The calculations of continuation of cash compensation pay for each use the applicable NEO's base salary and target bonus amounts effective as of December 31, 2025.

[2] In the event of a termination for any reason, the company has the right to extend the period during which each of Messrs. Harik, Wismans and Bates and Ms. Cassity is bound by the non-competition covenant in their employment agreement for up to 12 additional months for Mr. Harik and Ms. Cassity, and up to 18 additional months for Messrs. Wismans and Bates. This would extend the non-compete period from three years to four years following termination for Mr. Harik, from 18 months to three years following termination for Messrs. Wismans and Bates, and from 12 months to 24 months for Ms. Cassity. During the period the non-compete is extended, the applicable NEO would be entitled to receive cash compensation consisting of a portion of his or her monthly base salary as in effect on the date employment is terminated, reduced dollar for dollar by any other income earned at the time by the NEO. Fully extending the non-compete period would increase the amounts shown as continuation of cash compensation by up to $875,000 for Mr. Harik, $975,000 for Mr. Wismans, $1,125,000 for Mr. Bates and $600,000 for Ms. Cassity.

[3] Pursuant to the terms of his Special Advisor Agreement, upon the end of Mr. Jacobs's tenure as special advisor on June 30, 2026, Mr. Jacobs is entitled to receive a lump sum non-compete payment of $4,635,000, equal to three times the sum of his base salary ($618,000) and target bonus

($927,000) as in effect on the date of termination. The company has the right to extend the non-competition period for up to 12 additional months beyond the initial three-year period. During any extension period, Mr. Jacobs would be entitled to receive 1/12th of the non-compete payment per month, reduced dollar for dollar by any other income earned by Mr. Jacobs during such period. Fully extending the non-compete period would increase the amount shown as continuation of cash compensation by up to $1,545,000.

(4) The values reflected in this row for each of Messrs. Harik, Wismans and Bates and Ms. Cassity, as applicable, were calculated using $135.91, the closing price per share of XPO common stock on the NYSE on December 31, 2025, the last trading day of our fiscal year 2025. The amounts shown for PSUs have been estimated assuming that the applicable performance goals are met at target levels. As of December 31, 2025, none of the NEOs had any unvested stock options. Values applicable to all NEOs include standard pro-rata vesting upon certain terminations pursuant to the applicable award agreement.

(5) The amounts of continued medical and dental benefits shown in the table: (i) have been calculated based upon the company's current actual costs of providing the benefits through COBRA; and (ii) have not been discounted for the time value of money. In the event of a termination without cause, continued medical and dental benefits would cease for Mr. Harik when he commences employment with a new employer, and for Messrs. Wismans and Bates and Ms. Cassity when each becomes eligible for any medical and dental benefits through a new employer.

(6) The values reflected for Mr. Jacobs represent the acceleration of equity-based awards pursuant to the terms of his employment agreement in connection with his stepping down from his role as executive chairman and a member of the Board effective December 31, 2025, as described under the heading Employment Agreements with NEOs. In accordance with these terms, all outstanding equity awards became fully vested as of December 31, 2025. RSUs were released on December 31, 2025. PSUs which vested on December 31, 2025 were certified and released in January 2026.

    a. The values above include a total of 336,489 PSUs which were released in January 2026. Using the closing stock price of $135.91 on the December 31, 2025 vesting date, this reflects a realized value of $45,732,220. The number of shares vested consists of: (i) 196,358 PSUs originally scheduled to vest on March 6, 2026, certified at 178% of target performance; (ii) 59,701 PSUs originally scheduled to vest on March 1, 2027, certified at 180% of target performance; and (iii) 80,430 PSUs originally scheduled to vest on March 3, 2028, certified at 185% of target. Details on the performance metrics of these awards can be found in footnotes 2a, 2b, and 2c of the Outstanding Equity at Fiscal Year-End table.

    b. The values above do not include a total of 25,590 RSUs which vested and were released on December 31, 2025, and are shown in the *Option Exercises and Stock-Vested* table.

    c. For more information regarding the payments and benefits to which our NEOs are entitled upon certain termination events or upon a Change of Control, see the discussion in this Proxy Statement under the heading Employment Agreements with NEOs.

CEO PAY RATIO DISCLOSURE

As required by Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our CEO to that of our median employee. The pay ratio and annual total compensation amount disclosed in this section are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

Identifying the Median Employee

In accordance with the SEC executive compensation disclosure rules, we elected to run a full analysis to identify a new median employee and selected December 31, 2025 as the measurement date. The 2025 median employee was identified based on the same compensation parameters used to select the 2024 median employee, as follows:

- As of December 31, 2025, we had 37,267 employees globally, including 22,200 U.S. employees and 15,067 non-U.S. employees. We determined the identity of our median employee using this employee group, which included full-time, part-time and seasonal employees.

- The median employee was identified by calculating the 2025 cash compensation for the population of 37,267 employees, excluding the CEO. For this purpose, cash compensation included all earnings paid to each employee during the calendar year, including base salary and wages, bonuses, commissions, overtime and holiday or PTO pay. Compensation was converted into U.S. dollars using currency conversion rates as of December 31, 2025.

Annual Compensation of Median Employee using Summary Compensation Table Methodology

After identifying the median employee as described above, we calculated annual total compensation for this employee using the same methodology we use for our CEO in the Summary Compensation Table. This compensation calculation includes base salary and wages, bonuses, commissions, overtime, holiday or PTO pay, equity awards, 401(k) company match and company-paid life insurance premiums, as applicable. The compensation for our estimated median employee was $64,732 and the compensation for our company's CEO was $12,001,545. We note for informational purposes that the compensation for our estimated median employee in North American LTL was approximately $86,000.

Based on the above information, the ratio of the annual total compensation of our CEO to the estimated median employee is 185:1. The pay ratio reported by other companies may not be comparable to our pay ratio due to variances in business mix, proportion of seasonal and part-time employees and distribution of employees across geographies. XPO operates globally with approximately 40% of our employee population located outside of the United States. We seek to attract, incentivize and retain our employees through a combination of competitive base pay, bonus opportunities, 401(k) matching employer contributions and other benefits.

© 2026 **XPO**, Inc.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and the company's financial performance. For further information on the company's executive compensation, see the CD&A beginning on page 25.

Required Tabular Disclosure of Compensation Actually Paid Versus Performance

The following table discloses information on compensation actually paid ("CAP") to our principal executive officers ("PEOs") and (on average) to our other NEOs ("non-PEO NEOs") during the specified years alongside the company's TSR and net income metrics, as well as a company-selected measure of adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). The company selected adjusted EBITDA as the most important measure to use in linking PEO and NEO compensation actually paid to company performance for 2025, as LTL adjusted EBITDA represents a 35% weighting in the March 3, 2025 PSU awards, and XPO adjusted EBITDA represents 100% weighting in the 2025 annual incentive plan for our executive chairman, CEO, CFO and CLO.

Fiscal Year[1] (a)	Summary Compensation Table Total for PEO 1[2] ($) (b)	Compensation Actually Paid to PEO 1[3] ($) (c)	Summary Compensation Table Total for PEO 2[2] ($) (b)	Compensation Actually Paid to PEO 2[3] ($) (c)	Average Summary Compensation Table Total for non-PEO NEOs ($) (d)	Average Compensation Actually Paid to non-PEO NEOs ($) (e)	Value of Initial Fixed $100 Investment Based on XPO Total Shareholder Return ($) (f)	Value of Initial Fixed $100 investment Based on Peer Group[4] Total Shareholder Return ($) (g)	Net Income ($ in millions) (h)	Company-Selected Measure: Adjusted EBITDA ($ in millions)[5] (i)
2025	—	—	12,001,545	21,505,696	9,064,653	9,399,552	316.78	136.28	316	1,272
2024	—	—	14,042,700	67,171,178	5,556,517	31,774,053	305.69	127.78	387	1,266
2023	—	—	12,387,611	75,024,676	8,237,805	34,380,024	204.16	121.64	189	996
2022	46,990,957	66,874,224	9,027,723	19,687,049	1,310,474	3,184,179	77.59	96.77	666	997
2021	22,043,280	22,043,280	—	—	3,990,800	3,600,679	113.76	134.42	336	812

[1] Brad Jacobs is PEO 1 for fiscal years 2022 and 2021. Mario Harik is PEO 2 for fiscal years 2025, 2024, 2023 and 2022. The non-PEO NEOs for fiscal year 2025 were Brad Jacobs, Kyle Wismans, Dave Bates and Wendy Cassity.

[2] 2022 data reflects the total compensation of our executive chairman and former CEO, Mr. Jacobs, who served as our PEO ("PEO 1") from January 1, 2022 until November 1, 2022, and the total compensation of our current CEO, former president, North American LTL and former CIO, Mr. Harik, who began serving as our PEO ("PEO 2"), effective November 1, 2022, and is therefore included in this table as an additional PEO in accordance with SEC rules. Amounts shown are as calculated in the "Summary Compensation Table" for each of the years shown (and for Mr. Harik, solely reflect compensation for the years of his service as our CEO).

[3] The dollar amounts shown in these columns reflect compensation actually paid ("CAP") to Messrs. Jacobs and Harik, calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to either officer during the applicable years. The adjustments made to each officer's total compensation for each year to determine CAP are shown in the tables below. For Mr. Jacobs, information is only included with respect to 2022 and 2021. For Mr. Harik, information is only included with respect to 2025, 2024, 2023 and 2022.

[4] Our peer group is represented by the S&P Transportation Select Industry Index, which replaced the Dow Jones Transportation Average Index starting with 2023. We believe that the S&P Transportation Select Industry Index is the appropriate index, as our outstanding performance-based restricted stock units ("PSUs") generally measure our performance compared to this index, of which we are a component. The peer group Total Shareholder Return shown in the table above reflects data for the S&P Transportation Select Industry Index for 2025, 2024, 2023, 2022 and 2021.

[5] Our company-selected measure is adjusted EBITDA, which we define as income from continuing operations before debt extinguishment loss, interest expense, income tax provision, depreciation and amortization expense, goodwill impairment charges, litigation matters, transaction and integration costs, restructuring costs and other adjustments. Adjusted EBITDA is a non-GAAP financial measure. See Annex A for reconciliations of non-GAAP measures.

	PEO 1				
Prior FYE **Current FYE** **Fiscal Year**	**12/31/2020** **12/31/2021** **2021** **($)**	**12/31/2021** **12/31/2022** **2022[1]** **($)**	**12/31/2022** **12/31/2023** **2023** **($)**	**12/31/2023** **12/31/2024** **2024** **($)**	**12/31/2024** **12/31/2025** **2025** **($)**
Summary Compensation Table total	22,043,280	46,990,957	—	—	—
- Grant date fair value of modified awards disclosed in fiscal year (FASB ASC 718)	—	(54,298,870)	—	—	—
+ Previously reported grant date fair value of modified awards	—	19,697,878	—	—	—
- Grant date fair value of modified awards over previously reported grant date fair value of modified awards	—	(34,600,992)	—	—	—
+ Fair value at fiscal year-end of outstanding and unvested option awards and stock awards granted in fiscal year	—	54,484,259	—	—	—
+ Change in fair value of outstanding and unvested option awards and stock awards granted in prior fiscal years	—	—	—	—	—
+ Fair value at vesting of option awards and stock awards granted in fiscal year that vested during fiscal year	—	—	—	—	—
+ Change in fair value as of vesting date of option awards and stock awards granted in prior fiscal years for which applicable vesting conditions were satisfied during fiscal year	—	—	—	—	—
- Fair value as of prior fiscal year-end of option awards and stock awards granted in prior fiscal years that failed to meet applicable vesting conditions during fiscal year	—	—	—	—	—
Compensation Actually Paid	**22,043,280**	**66,874,224**	**—**	**—**	**—**

[1] On November 1, 2022, in connection with the completion of the RXO spin-off, the outstanding PSUs granted in 2018 and 2019 to both Mr. Jacobs and Mr. Harik were modified by converting the 2018 PSU award and 2019 PSU awards held by each into time-based vesting RSU awards ("2022 Converted RSUs"). The 2022 Converted RSUs: (i) vest on December 31, 2024, generally subject to continued employment by the executive (or, in the case of Mr. Jacobs, willingness to serve on the company's board of directors) through the vesting date; and (ii) the after-tax shares received upon the settlement of the 2022 Converted RSUs, subject to a lock-up that prohibits transfers of such shares through December 31, 2025. With respect to the previously awarded PSUs in 2018 and 2019 for Mr. Jacobs and Mr. Harik, the company reported the grant date values of those awards in the tables "Summary Compensation Table" and "Grants of Plan-Based Award" in the year of grant as if the performance conditions associated with those awards were probable. The performance conditions were not probable and the amounts that should have been reflected were $0. In 2022, these awards were modified and converted to time-based RSUs. The fair value of the awards immediately prior to the 2022 modification were zero, as the awards were not probable. The amount shown in this column represents the incremental fair value of the modified awards calculated in accordance with FASB ASC 718 at the 2022 modification date over the sum of the award amounts previously reported in our 2018 and 2019 proxy statements ($12,690,463 and $7,007,415 for Mr. Jacobs, and $1,230,004 and $1,648,799 for Mr. Harik, for 2018 and 2019, respectively). The values shown in this column (when taken together with the previously reported values) are equal to the full amount of compensation expense to be taken for these awards under FASB ASC Topic 718. The financial statements properly reflect the accounting for these awards in accordance with FASB ASC 718 for all periods.

	PEO 2				
Prior FYE **Current FYE** **Fiscal Year**	**12/31/2020** **12/31/2021** **2021** **($)**	**12/31/2021** **12/31/2022** **2022[1]** **($)**	**12/31/2022** **12/31/2023** **2023** **($)**	**12/31/2023** **12/31/2024** **2024** **($)**	**12/31/2024** **12/31/2025** **2025** **($)**
Summary Compensation Table total	—	9,027,723	12,387,611	14,042,700	12,001,545
- Grant date fair value of modified awards disclosed in fiscal year (FASB ASC 718)	—	(10,259,872)	—	—	
+ Previously reported grant date fair value of modified awards	—	2,878,803	—	—	—
- Grant date fair value of modified awards over previously reported grant date fair value of modified awards	—	(7,381,069)	—	—	—
- Grant date fair value of option awards and stock awards granted in fiscal year		—	(9,084,498)	(10,681,790)	(9,876,760)
+ Fair value at fiscal year-end of outstanding and unvested option awards and stock awards granted in fiscal year	—	18,040,395	38,029,239	18,177,101	18,728,073
+ Change in fair value of outstanding and unvested option awards and stock awards granted in prior fiscal years	—	—	32,520,954	36,102,885	16,280
+ Fair value at vesting of option awards and stock awards granted in fiscal year that vested during fiscal year	—	—	—	—	—

	PEO 2				
Prior FYE Current FYE Fiscal Year	12/31/2020 12/31/2021 2021 ($)	12/31/2021 12/31/2022 2022[1] ($)	12/31/2022 12/31/2023 2023 ($)	12/31/2023 12/31/2024 2024 ($)	12/31/2024 12/31/2025 2025 ($)
+ Change in fair value as of vesting date of option awards and stock awards granted in prior fiscal years for which applicable vesting conditions were satisfied during fiscal year	—	—	1,171,370	9,530,282	636,558
- Fair value as of prior fiscal year-end of option awards and stock awards granted in prior fiscal years that failed to meet applicable vesting conditions during fiscal year	—	—	—	—	—
Compensation Actually Paid	**—**	**19,687,049**	**75,024,676**	**67,171,178**	**21,505,696**

[1] See footnote 1 under PEO 1 table above.

	Non-PEO NEOs				
Prior FYE Current FYE Fiscal Year	12/31/2020 12/31/2021 2021 ($)	12/31/2021 12/31/2022 2022 ($)	12/31/2022 12/31/2023 2023 ($)	12/31/2023 12/31/2024 2024 ($)	12/31/2024 12/31/2025 2025 ($)
Summary Compensation Table total	3,990,800	1,310,474	8,237,805	5,556,517	9,064,653
- Grant date fair value of option awards and stock awards granted in fiscal year	(521,238)	(545,923)	(6,051,943)	(3,106,297)	(6,930,117)
+ Fair value at fiscal year-end of outstanding and unvested option awards and stock awards granted in fiscal year	1,199,280	4,175,040	18,841,448	5,098,823	4,947,895
+ Change in fair value of outstanding and unvested option awards and stock awards granted in prior fiscal years	—	—	12,883,805	11,781,956	356,337
+ Fair value at vesting of option awards and stock awards granted in fiscal year that vested during fiscal year	—	184,257	—	—	369,301
+ Change in fair value as of vesting date of option awards and stock awards granted in prior fiscal years for which applicable vesting conditions were satisfied during fiscal year	9,732	(86,372)	661,143	12,443,054	1,591,484
- Fair value as of prior fiscal year-end of option awards and stock awards granted in prior fiscal years that failed to meet applicable vesting conditions during fiscal year	(1,077,895)	(1,853,297)	(192,234)	—	0
Compensation Actually Paid	**3,600,679**	**3,184,179**	**34,380,024**	**31,774,053**	**9,399,552**

Required Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2025 to Company Performance

As required, the disclosure below specifies the most important measures used by the company to link compensation actually paid to our PEO and NEOs for 2025 to company performance. For further information regarding these performance metrics and their function in our executive compensation program, see the CD&A beginning on page 25.

2025 Most Important Measures (Unranked)		
■ XPO Adjusted EBITDA	■ LTL Adjusted Operating Ratio	■ LTL Adjusted Operating Income
■ LTL Adjusted EBITDA	■ Relative TSR	

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

The following graphs further illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below illustrates the relationship between XPO's TSR and the TSR of the S&P Transportation Select Industry Index. For purposes of the tabular disclosure and these graphs, as noted earlier, the "compensation actually paid" amounts were calculated in accordance with SEC rules and do not fully represent the final compensation amounts actually paid to or earned by our PEOs and other NEOs during the applicable years.

XPO & Peer TSR vs. Compensation Actually Paid



XPO Net Income vs. Compensation Actually Paid





XPO Adjusted EBITDA⁽¹⁾ vs. Compensation Actually Paid

Legend:
- PEO CAP ($M) - Brad Jacobs
- PEO CAP ($M) - Mario Harik
- Avg NEO CAP ($M)
- Adjusted EBITDA

(1)   Adjusted EBITDA is a non-GAAP financial measure. See Annex A for reconciliations of non-GAAP measures.

EMPLOYMENT AGREEMENTS WITH NEOs

We have entered into multi-year employment agreements and change of control and severance agreements with certain of our NEOs to promote long-term retention, while enabling the Compensation and Human Capital Committee to exercise discretion in designing incentive compensation programs.

Messrs. Jacobs and Harik each entered into separate employment agreements in August and September 2022, respectively, in connection with their transition to their new roles; these agreements became effective upon the RXO spin-off on November 1, 2022. Mr. Wismans entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his promotion to CFO, effective August 11, 2023. Mr. Bates entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his hiring as COO, effective April 21, 2023. Ms. Cassity entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with her hiring as CLO, effective March 13, 2023. Pursuant to the Special Advisor Agreement amending certain terms of his employment agreement dated as of December 14, 2025, Mr. Jacobs stepped down from his roles as executive chairman and a member of the Board effective December 31, 2025, and will continue employment as a special advisor to the Board and the new chairman until June 30, 2026. Mr. Jacobs ceased to be an executive officer of the company effective upon his transition to his role as special advisor.

The above mentioned agreements for our NEOs (collectively, the "NEO Agreements") outline the terms and conditions of employment with XPO, including all restrictive covenants that benefit the company, with provisions such as non-competition and non-solicitation of customers and employees, as well as the target compensation opportunity designated by the Committee for base salary, annual STIs, annual LTIs, and other separation benefits that the executives would qualify for under specified circumstances. The material terms of these agreements are described in this section. There are no multi-year compensation guarantees established by the NEO Agreements. The Committee may adjust compensation levels from year to year based on its annual assessments of performance and market benchmarks. For 2025, the Committee determined that no changes to base salary or target variable compensation levels were warranted for Mr. Bates, given the recent assessments of competitive pay levels conducted in early 2025. The Committee approved increases in the total target direct compensation for Messrs. Jacobs, Harik, and Wismans and for Ms. Cassity in 2025, as supported by competitive market practices data provided by our compensation consultant, as noted on page 32.

Term

The NEO Agreement with Mr. Harik has a four-year term commencing on November 1, 2022. The NEO Agreements with each of Messrs. Wismans and Bates and Ms. Cassity provide no term, as they are employed on an at-will basis. The NEO Agreements with Mr. Jacobs provide that Mr. Jacobs ceased to be executive chairman and a director effective December 31, 2025, and that he will continue employment in a non-executive capacity serving as a special advisor to the Board and the new chairman through June 30, 2026.

Severance Payments and Benefits

The severance payments pursuant to the NEO Agreements are generally subject to and conditioned upon: (i) the applicable NEO signing and not revoking a waiver and general release agreement; and (ii) compliance with the restrictive covenants contained in the applicable NEO Agreement. The material terms of the severance payments and benefits under the NEO Agreements are described below.

In the event that any amounts payable to the applicable NEO in connection with a Change of Control constitute "parachute payments" within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, if such reduction would be more favorable to the NEO on a net after-tax basis. No NEO is entitled to a gross-up payment for excise taxes imposed by Section 4999 of the Code on "excess parachute payments," as defined in Section 280G of the Code.

Mr. Harik's NEO Agreement

Non-Change of Control. If the company terminates Mr. Harik's employment without cause as defined in his NEO Agreement or Mr. Harik's employment is terminated by reason of his death, in either event prior to or more than two years after a Change of Control of the company, Mr. Harik will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- Except in the event of termination by reason of Mr. Harik's death, a cash payment, payable in equal installments over the 12-month period following the date of termination, equal to the sum of: (i) 24 months of Mr. Harik's base salary in effect on the date of termination; (ii) the pro rata target bonus for the year of termination; and (iii) any annual bonus that Mr. Harik earned prior to, but is unpaid as of, the date of termination, and that the company has notified Mr. Harik of in writing, provided, however, that any monies Mr. Harik earns from any other work while he is receiving such payments shall reduce, on a dollar-for-dollar basis, the amount that the company is obligated to pay Mr. Harik;

- Except in the event of termination by reason of Mr. Harik's death, medical and dental coverage for a period of up to 12 months from the date of termination, or, if earlier, until Mr. Harik secures other employment; and

- Vesting of equity-based or other LTI compensation awards solely to the extent set forth in the applicable award agreement.

Change of Control. If the company terminates Mr. Harik's employment without cause or he resigns for good reason as defined in his NEO Agreement, in either event, upon or within the two-year period following a Change of Control of the company, Mr. Harik will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to 2.99 times the sum of: (i) Mr. Harik's base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination;

- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;

- Any annual bonus that Mr. Harik earned prior to, but is unpaid as of, the date of termination, and that the company has notified Mr. Harik of in writing;

- Medical and dental coverage for a period of 24 months from the date of termination; and

- Vesting of equity-based or other LTI compensation awards solely to the extent set forth in the applicable award agreement.

Mr. Wismans' NEO Agreement

Non-Change of Control. If the company terminates Mr. Wismans' employment without cause as defined in the Severance Agreement, either prior to or more than two years following a Change of Control of the company, Mr. Wismans will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash payment, payable in equal installments over the 12-month period following the date of termination, equal to the sum of: (i) 12 months of Mr. Wismans' base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination, provided, however, that certain monies earned by Mr. Wismans while he is receiving such payments shall reduce, on a dollar-for-dollar basis, the amount we are obligated to pay him;

- A cash payment equal to the pro rata target bonus for the year of termination; and

- Medical and dental coverage for a period of six months from the date of termination, or, if earlier, until Mr. Wismans becomes eligible for medical and dental benefits through another employer.

Change of Control. If the company terminates Mr. Wismans' employment without cause or he resigns for good reason as defined in the Severance Agreement, in either event, upon or within the two-year period following a Change of Control of the company, Mr. Wismans will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to two times the sum of his base salary and the target bonus;

- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;

- A cash lump-sum payment equal to any annual bonus that Mr. Wismans earned prior to, but is unpaid as of, the date of termination, and that the company has notified Mr. Wismans of in writing; and

- Medical and dental coverage for a period of 24 months from the date of termination.

Mr. Bates' NEO Agreement

Non-Change of Control. If the company terminates Mr. Bates' employment without cause as defined in the Severance Agreement, either prior to or more than two years following a Change of Control of the company, Mr. Bates will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash payment, payable in equal installments over the 24-month period following the date of termination, equal to the sum of: (i) 24 months of Mr. Bates' base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination, provided, however, that certain monies earned by Mr. Bates while he is receiving such payments shall reduce, on a dollar-for-dollar basis, the amount we are obligated to pay him;

- A cash lump-sum payment equal to the pro rata target bonus for the year of termination; and

- Medical and dental coverage for a period of six months from the date of termination, or, if earlier, until Mr. Bates becomes eligible for medical and dental benefits through another employer.

Change of Control. If the company terminates Mr. Bates' employment without cause or he resigns for good reason as defined in the Severance Agreement, in either event, upon or within the two-year period following a Change of Control of the company, Mr. Bates will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to two times the sum of his base salary and the target bonus;

- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;

- A cash lump-sum payment equal to any bonus that Mr. Bates earned prior to, but is unpaid as of, the date of termination, and that the company has notified Mr. Bates of in writing; and

- Medical and dental coverage for a period of 24 months from the date of termination.

Ms. Cassity's NEO Agreement

Non-Change of Control. If the company terminates Ms. Cassity's employment without cause as defined in the Severance Agreement, either prior to or more than two years following a Change of Control of the company, Ms. Cassity will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash payment, payable in equal installments over the 12-month period following the date of termination, equal to the sum of: (i) 12 months of Ms. Cassity's base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination, provided, however, that certain monies earned by Ms. Cassity while she is receiving such payments shall reduce, on a dollar-for-dollar basis, the amount we are obligated to pay her;

- A cash lump-sum payment equal to the pro rata target bonus for the year of termination; and

- Medical and dental coverage for a period of six months from the date of termination, or, if earlier, until Ms. Cassity becomes eligible for medical and dental benefits through another employer.

Change of Control. If the company terminates Ms. Cassity's employment without cause or she resigns for good reason as defined in the Severance Agreement, in either event, upon or within the two-year period following a Change of Control of the company, Ms. Cassity will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to two times the sum of her base salary and the target bonus;

- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;

- A cash lump-sum payment equal to any annual bonus that Ms. Cassity earned prior to, but is unpaid as of, the date of termination, and that the company has notified Ms. Cassity of in writing; and

- Medical and dental coverage for a period of 24 months from the date of termination.

Mr. Jacobs' NEO Agreements

Non-Change of Control. In the event: (i) of termination of Mr. Jacobs' employment by reason of his death; (ii) the company terminates Mr. Jacobs' employment without cause (as defined in Mr. Jacobs' employment agreement), either prior to or more than two years following a Change of Control of the company; or (iii) Mr. Jacobs resigns due to certain events of good reason (as defined in Mr. Jacobs' employment agreement), Mr. Jacobs will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- Any annual bonus that the company has notified Mr. Jacobs of in writing as having been earned by him prior to the date of termination but is unpaid as of the date of termination;

- Except in the event of termination by reason of Mr. Jacobs' death, medical and dental coverage for a period of up to 12 months from the date of termination, or, if earlier, until Mr. Jacobs begins to receive medical or dental coverage, as applicable, in connection with other employment; and

- Accelerated vesting of all equity-based or other LTI compensation awards then outstanding.

Change of Control. In the event that upon or within the two-year period following a Change of Control of the company, Mr. Jacobs' employment is terminated by the company without cause or he resigns due to good reason, Mr. Jacobs will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash payment equal to the pro rata target bonus for the year of termination;

- A cash payment equal to any annual bonus that the company has notified Mr. Jacobs of in writing as having been earned by him prior to the date of termination but is unpaid as of the date of termination;

- Medical and dental coverage for a period of 24 months from the date of termination; and

- Accelerated vesting of all equity-based or other LTI compensation awards then outstanding.

Disability. In the event that Mr. Jacobs' employment is terminated due to disability (as defined in Mr. Jacobs' employment agreement), except as otherwise provided in the applicable equity award agreement, Mr. Jacobs shall become vested in a pro-rata portion of all outstanding equity-based or other LTI compensation awards granted to him on or after the effective date of the employment agreement, subject to Mr. Jacobs' continued compliance with the terms and conditions of the employment agreement.

Mr. Jacobs stepped down from his position as executive chairman effective December 31, 2025 and is continuing his employment with XPO in a non-executive capacity as a special advisor to the Board and the new chairman through June 30, 2026. Pursuant to the Special Advisor Agreement, Mr. Jacobs continues to receive his base salary, and remains eligible to receive his full 2025 bonus on existing criteria at the regular bonus payment time and a pro-rated bonus for 2026 paid at target level. The full amount of the non-compete payment under his employment agreement will be paid in a lump sum on June 30, 2026. As of December 31, 2025, Mr. Jacobs became fully vested in all of his outstanding equity, with his PSUs becoming vested at the projected actual performance level determined by shortening the performance period to December 31, 2025. He continues to be eligible to participate in all applicable benefit plans during the term of his employment as special advisor and to receive reimbursement of business expenses and administrative support, each as provided under his employment agreement.

Clawbacks

Under the NEO Agreements for each of Messrs. Jacobs and Harik, the applicable NEO is subject to certain LTI compensation forfeiture and clawback provisions in the event of: (i) a breach of the restrictive covenants; (ii) termination of employment by our company for cause; or (iii) engagement in fraud or willful misconduct that contributes materially to any financial restatement or material loss to our company or its affiliates.

Furthermore, under their NEO Agreements, each of Messrs. Jacobs and Harik is subject to certain annual bonus forfeiture and clawback provisions in the event of engagement in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to our company.

In addition, in the event of the applicable NEO breaching any restrictive covenant, such NEO will be required, upon written notice from us, to forfeit or repay to our company his or her severance payments, extended non-compete payments, and, with respect to Mr. Jacobs, the Non-Compete Payment (as defined below).

In certain circumstances, the triggering event must have occurred within a certain period in order for us to be able to cause the forfeiture or clawback equity-based awards, annual bonus, severance payments, extended non-compete payments, and the Non-Compete Payment, as applicable.

Each NEO shall also be subject to any other clawback or recoupment policy of the company as may be in effect from time to time or any clawback or recoupment as may be required by applicable law. See *Other Compensation-Related Items — Clawback Policy* for further details regarding our clawback policy.

Restrictive Covenants

Under the NEO Agreements, the applicable NEO is generally subject to the following restrictive covenants: employee and customer non-solicitation during employment and for a period of two years thereafter; confidentiality and non-disparagement during employment and thereafter; and non-competition during employment and for a period of three years thereafter (in the case of Messrs. Jacobs and Harik), 18 months thereafter (in the case of Messrs. Bates and Wismans), or 12 months thereafter (in the case of Ms. Cassity).

Non-Compete Payments. Pursuant to Mr. Jacobs' NEO Agreements, in the event Mr. Jacobs' employment is terminated for any reason prior to the end of his employment as special advisor on June 30, 2026 (including due to mutual agreement by the

company and Mr. Jacobs) other than (x) due to his death, (y) by the company for cause, or (z) Mr. Jacobs' voluntary resignation (A) prior to a Change of Control or more than two years following a Change of Control, other than due to certain events of good reason, or (B) upon or during the two years following a Change of Control, other than for good reason, then Mr. Jacobs will be entitled to receive payments for each year of the three year non-compete period in an amount equal to one times the sum of: (i) Mr. Jacobs' base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination (collectively, the "Non-Compete Payment"). Pursuant to the terms of his special advisor agreement, upon the end of his employment as special advisor on June 30, 2026, Mr. Jacobs shall be paid the Non-Compete Payment in a lump sum on the date of termination.

Extended Non-Compete Payments. The company has the option to extend the non-competition period in Messrs. Jacobs and Harik's and Ms. Cassity's NEO Agreements for up to an additional 12 months and in Messrs. Wismans' and Bates' NEO Agreements for up to an additional 18 months; provided, however, that, in the case of Messrs. Harik, Wismans and Bates and Ms. Cassity, the company continues to pay the applicable NEO's base salary as in effect on the date of termination during each month of the extended non-competition period, and, in the case of Mr. Jacobs, the company continues to pay him an amount equal to one-twelfth of the Non-Compete Payment during each month of the extended non-compete period. The extended non-compete payments for Messrs. Harik, Wismans and Bates and for Ms. Cassity will be offset by any monies the applicable NEO earns from any other work during such period. The company's right to extend the non-competition period for each NEO lapses upon a Change of Control.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2025, with respect to the company's compensation plans, under which equity securities are authorized for issuance.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	1,684,394[1]	—	6,887,685[2]
Equity compensation plans not approved by security holders	—	—	—
Total	**1,684,394**	**—**	**6,887,685**

[1] Consists of 1,684,394 RSUs and PSUs granted under the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan.

[2] Includes 2,583,997 securities available for issuance under the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan and 4,303,688 securities available for issuance under the XPO Logistics, Inc. Employee Stock Purchase Plan.

AUDIT-RELATED MATTERS

AUDIT COMMITTEE REPORT

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee ("we" in this Audit Committee Report) currently consists of Ms. Moshouris (chair), Mr. Jesselson and Ms. Landry.

The Board of Directors has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under the SEC rules, the NYSE listing standards, our Audit Committee charter, and the independence standards set forth in the XPO, Inc. Corporate Governance Guidelines. The Board of Directors has also determined that Ms. Moshouris qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and XPO's independent registered public accounting firm ("KPMG" or the "outside auditor"). The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available on our Investor Relations website at investors.xpo.com, under the heading *Corporate Governance — Highlights*.

In accordance with our charter, the Audit Committee assists the Board of Directors in fulfilling its responsibilities in a number of areas. These responsibilities include, among others, oversight of: (i) XPO's accounting and financial reporting processes, including the company's systems of internal controls over financial reporting and disclosure controls; (ii) the integrity of XPO's financial statements; (iii) XPO's compliance with legal and regulatory requirements; (iv) the qualifications and independence of XPO's outside auditors; and (v) the performance of XPO's outside auditors and internal audit function. Management is responsible for XPO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of XPO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of XPO's outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for such services, and discussing with the outside auditors any relationships or services that may impact the objectivity and independence of the outside auditors.

In fulfilling our oversight role, we met and held discussions, both together and separately, with the company's management and our outside auditor KPMG. Management advised us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and KPMG, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. We discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC and reviewed written communications from KPMG disclosing such matters.

KPMG also provided us with the written disclosures required by applicable requirements of the PCAOB regarding the outside auditor's communications with the Audit Committee concerning independence, and we discussed with KPMG matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. KPMG has confirmed its independence, and we determined that KPMG's provision of non-audit services to XPO is compatible with maintaining its independence. We also reviewed a report by KPMG describing the firm's internal quality-control procedures and any material issues raised in the most recent internal quality-control review or external peer review or inspection performed by the PCAOB.

Based on our review and discussion of XPO's audited consolidated financial statements with management and KPMG, and KPMG's report on such financial statements, and based on the discussions and written disclosures described above, and our business judgment, we recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in XPO's 2025 Form 10-K, for filing with the SEC.

AUDIT COMMITTEE:

Irene Moshouris, chair
Michael G. Jesselson, member
Allison Landry, member

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY OUTSIDE AUDITORS

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the de minimis exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at the next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee preapproved all audit and non-audit services provided by our outside auditor during 2025 and 2024 and the fees paid for such services.

SERVICES PROVIDED BY THE OUTSIDE AUDITORS

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation and termination of our outside auditors. Accordingly, the Audit Committee appointed KPMG to serve as our independent registered public accounting firm for fiscal year 2026 on March 31, 2026.

The following table shows the fees for audit and other services provided by KPMG for fiscal years 2025 and 2024.

Fee Category	2025	2024
Audit Fees	$6,309,462	$6,236,135
Audit-Related Fees	93,250	93,250
Tax Fees	—	—
All Other Fees	—	—
Total Fees	**$6,402,712**	**$6,329,385**

Audit Fees. This category includes fees for professional services rendered by KPMG for the audits of our financial statements included in our 2025 Form 10-K and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q for the years 2025 and 2024. Audit fees also include comfort letter fees.

Audit-Related Fees. This category includes fees for other audit-related services for the years 2025 and 2024.

Tax Fees. This category includes fees for professional services rendered in connection with general tax consulting services. There were no such fees in 2025 and 2024.

All Other Fees. This category represents fees for all other services or products provided that are not covered by the categories above. There were no such fees in 2025 and 2024.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

This Proxy Statement sets forth information relating to the solicitation of proxies by XPO's Board of Directors in connection with our Annual Meeting, which will be held as a live webcast on May 19, 2026 at 10:00 a.m. Eastern Time, or any adjournment or postponement thereof. You are required to enter your control number to access the meeting at meetnow.global/M6W4LLV. Please follow the instructions below to receive your control number.

The Notice of Internet Availability of Proxy Materials (the "Notice") is first being distributed on or about April 7, 2026, to our stockholders of record as of the close of business on March 27, 2026 (the "Record Date").

Note that we are furnishing proxy materials and access to our Proxy Statement to our stockholders electronically and will only mail printed copies upon request. The Notice you receive from us will contain instructions on how to access our proxy materials and vote online, as well as instructions on how to request a printed copy of our Proxy Statement and 2025 Form 10-K. Stockholders who have communicated a preference for printed materials prior to the distribution of the Notice will not receive the Notice, and instead will receive the printed materials by mail.

The following answers address some questions you may have regarding our Annual Meeting. These questions and answers may not include all information of importance to you as a stockholder of our company. Refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business put forth for a vote at the Annual Meeting will be as follows:

- To elect seven members of our Board of Directors for a term to expire at the 2027 Annual Meeting of Stockholders or until their successors are duly qualified and elected (Proposal 1);

- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2026 (Proposal 2);

- To conduct an advisory vote to approve the executive compensation of our named executive officers as disclosed in this Proxy Statement (Proposal 3); and

- To consider and transact other business as may properly come before the Annual Meeting, or any adjournment or postponement thereof.

Senior management of XPO and representatives of our outside auditor, KPMG, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if you were a holder of record of XPO common stock as of the close of business on March 27, 2026, the Record Date.

We have designed our virtual Annual Meeting format to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. Our virtual Annual Meeting will be conducted on the internet via live webcast at meetnow.global/M6W4LLV. You will be required to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the meeting. To register, you will need to obtain a legal proxy from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares. Requests for registration should be directed to Computershare by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on Thursday, May 14, 2026. You will receive confirmation of your registration and your control number by email from Computershare. At the time of the Annual Meeting, go to meetnow.global/M6W4LLV and enter your control number.

Can I ask questions during the Annual Meeting?

The virtual meeting format allows stockholders to ask questions of XPO's management and Board of Directors during the question-and-answer session, as appropriate. Stockholders (or their proxy holders) may submit questions in advance of, or during, the Annual Meeting by logging on to the Annual Meeting website at meetnow.global/M6W4LLV. You will need the control number on your proxy card or in the confirmation email from Computershare in order to submit a question. Click on the "Q&A" icon in the top right corner of the screen and type in your question. You may provide your name, address and organization, and, if

applicable, the specific proposal to which your question relates. Questions can be submitted in advance of the Annual Meeting beginning at 9:00 a.m. Eastern Time on May 13, 2026. Questions may also be submitted during the Annual Meeting through the Annual Meeting website. We will answer as many questions during the Annual Meeting as time allows and will group questions together where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to the Annual Meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktop, laptop, tablet and cell phone) that run up-to-date versions of these software applications and related plugins. Note: Internet Explorer is not a supported browser. You should ensure that you have a strong Wi-Fi connection at the location where you intend to log into the meeting. We encourage you to access the meeting prior to the start time. Should you need further assistance, you may call U.S. 1-888-724-2416 or International +1 781-575-2748.

How many shares of XPO common stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 117,408,318 shares of XPO common stock issued and outstanding, which includes 117,393,766 shares of outstanding common stock and 14,552 shares of issued restricted stock, with each share entitled to one vote on each matter to come before the Annual Meeting. Therefore, 117,408,318 votes are eligible to be cast at the Annual Meeting.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, holders of a majority of the shares of our common stock issued and outstanding and entitled to vote must be present, in person or by proxy, for each of the proposals to be presented at our annual meetings. Accordingly, holders of shares of our common stock representing 58,704,160 votes must be present at this year's Annual Meeting. If you vote by internet, telephone or proxy card, the shares you vote will be counted toward the quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to Proposal 1, the election of directors, you may vote **"FOR"** or **"AGAINST"** each of the director nominees, or you may **"ABSTAIN"** from voting for one or more of such nominees. With respect to Proposals 2 and 3, you may vote **"FOR"** or **"AGAINST"** or you may **"ABSTAIN"** from voting on these proposals. If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

- **Proposal 1: Election of seven directors.** The re-election of each of the seven incumbent director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. If any director standing for election receives a greater number of votes "against" his or her election than votes "for" such election, our bylaws require that such person must promptly tender his or her resignation to our Board of Directors. You may not accumulate your votes for the election of directors.

  Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

- **Proposal 2: Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2026.** Ratification of the appointment of KPMG as our company's independent registered public accounting firm for the year ending December 31, 2026 requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. Abstentions are not considered votes cast for purposes of tabulation and will have no effect on the proposed ratification of KPMG. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

- **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board of Directors. Although it is non-binding, our Board and its Compensation and Human Capital Committee will consider the voting results when making future decisions regarding our executive compensation program.

© 2026 **XPO**, Inc.

Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the advisory vote to approve executive compensation.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock.

How does the Board of Directors recommend that I vote?

Our Board of Directors, after careful consideration, recommends that our stockholders vote **"FOR"** the election of each director nominee named in this Proxy Statement, **"FOR"** the ratification of KPMG as our independent registered public accounting firm for fiscal year 2026, and **"FOR"** the advisory approval of the resolution to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully and then vote via the internet, by telephone or by mail. Follow the instructions on the proxy card to vote via the internet or by telephone, or mail your completed, dated and signed proxy card in the enclosed return envelope as soon as possible so that your votes will be counted at the Annual Meeting.

How do I cast my votes?

Registered Stockholders. If you are a registered stockholder (i.e., if you own XPO shares in your own name and not through a bank, broker or other nominee that holds shares for your account in "street name"), you may vote by proxy via the internet, by telephone or by mail. Follow the instructions provided on the proxy card to vote via the internet or by telephone, or mail your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via the internet or by telephone must be received by 11:59 p.m. Eastern Time on May 18, 2026. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., if your XPO shares are held in the name of a brokerage firm, bank or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other nominee that holds your shares. Votes must be received by 11:59 p.m. Eastern Time on May 18, 2026. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares, and follow the instructions provided on page 1 to register and obtain your control number for access to the meeting website, and where voting instructions will be provided during the Annual Meeting.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via internet or by telephone must be received by 11:59 p.m. Eastern Time on May 18, 2026. You may vote by mail by promptly completing, signing, and dating the proxy card provided to you and return it in the envelope provided; it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

If you are the beneficial owner of shares of our common stock, follow the voting instructions provided by your broker, trustee or other nominee.

What happens if I do not respond, or if I respond and fail to indicate my voting preference, or if I abstain from voting?

If you fail to vote via internet or by telephone as indicated on your proxy card, or fail to properly sign, date and return your proxy card, your shares will not be counted toward establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote **"FOR"** the election of all seven nominees for director (Proposal 1), **"FOR"** the ratification of KPMG as our independent registered public accounting firm for fiscal year 2026 (Proposal 2), and **"FOR"** the advisory approval of the resolution to approve executive compensation (Proposal 3).

If my shares are held in "street name" by my broker, dealer, commercial bank, trust company or other nominee, will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock by using the instructions they provide to you. Brokers or other nominees who hold shares of XPO common stock in "street name" for customers are prevented by the NYSE Rules from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder's shares on non-routine or contested matters).

Shares not voted by a broker or other nominee, because they did not receive specific voting instructions from the stockholder on one or more proposals, are referred to as "broker non-votes."

We expect that when the NYSE determines whether each of the three proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only "Proposal 2 — Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2026" will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following their instructions.

What if I want to change my vote?

Whether you attend the Annual Meeting or not, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via internet, by telephone, by mail, or by attending the Annual Meeting virtually and voting. Note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy, unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831 prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the persons named as proxies vote?

If you are a registered stockholder (i.e., if you hold your shares of XPO common stock in your own name and not through a bank, broker or other nominee that holds shares for your account in "street name") and you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, by using their own discretion.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. The Current Report on Form 8-K will also be available on our Investor Relations website at investors.xpo.com.

Who will pay for the cost of soliciting proxies?

The company will pay for the cost of soliciting proxies. We have engaged Okapi Partners LLC to assist us in soliciting proxies in connection with the Annual Meeting and have agreed to pay them a fee of $18,500 plus reimbursement of out-of-pocket expenses for providing such services. As is customary, we will reimburse brokerage firms, fiduciaries, voting trustees and other nominees for forwarding our proxy materials to each beneficial owner of shares of our common stock held through them as of the Record Date. Our directors, officers and other employees, without additional compensation, may solicit proxies personally, in writing, by telephone, by email or otherwise.

Why did I receive a "Notice of Internet Availability of Proxy Materials" but no proxy materials?

We are distributing our proxy materials to stockholders via the internet under the "Notice and Access" approach permitted by the rules of the SEC. This approach expedites stockholders' receipt of proxy materials while conserving natural resources and reducing our distribution costs. On or about April 7, 2026, we distributed a Notice of Internet Availability of Proxy Materials to eligible stockholders containing instructions on how to access the proxy materials on the internet, and if desired, to request to receive a printed copy of our proxy materials by mail.

What is "householding" and how does it affect me?

In cases where multiple company stockholders share the same address and the shares are held through a bank, broker or other holder of record in a "street name" account, only one copy of our proxy materials will be delivered unless a stockholder at that address requests otherwise. This practice, known as "householding," is intended to reduce printing and postage costs. However, any street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record, or by mailing a written request to Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831, or by contacting Investor Relations by email at investors@xpo.com, or telephone: (855) 976-6951. The voting instruction form sent to a "street name" stockholder should provide information on how to request a separate copy of future materials for each XPO stockholder at the "household" address, if that is your preference. If you currently receive separate copies of our proxy materials but wish to participate in householding, please contact us through one of the methods described above.

Can I obtain an electronic copy of the company's proxy materials?

Yes, this Proxy Statement and our 2025 Annual Report are available on our Investor Relations website at investors.xpo.com.

© 2026 **XPO**, Inc.

PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

Proposal 1: Election of Directors

Our Board of Directors has nominated for re-election each of the following persons to serve until the 2027 Annual Meeting of Stockholders or until their successors are duly qualified and elected:

Mario Harik
Bella Allaire
J. Wes Frye
Michael G. Jesselson
Allison Landry
Irene Moshouris
Johnny C. Taylor, Jr.

All of the nominees were elected as directors by our stockholders at our 2025 Annual Meeting of Stockholders. In the event that any of these nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies voting for his or her election will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy. As of the date of this Proxy Statement, we are not aware that any nominee is unable or will decline to serve as a director if elected.

REQUIRED VOTE

The election of each of the seven director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. If any incumbent director standing for election receives a greater number of votes "against" his or her election than votes "for" his or her election, our bylaws require that such person must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the election of each of the nominees listed above.

Proposal 2: Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2026

The Audit Committee of our Board of Directors has appointed KPMG LLP ("KPMG") to serve as our company's independent registered public accounting firm for the year ending December 31, 2026. KPMG has served in this capacity since 2011.

Our stockholders are being asked to ratify the appointment of KPMG as XPO's independent registered public accounting firm for the year ending December 31, 2026. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of KPMG to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of KPMG, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of KPMG, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of KPMG are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so, and to respond to appropriate questions.

REQUIRED VOTE

Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2026 requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the Annual Meeting at which a quorum is present.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal year 2026.

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Exchange Act, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> "**RESOLVED**, that the stockholders of XPO, Inc. (the "company") hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2026 Annual Meeting of Stockholders."

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail under the heading *Executive Compensation — Compensation Discussion and Analysis*, we believe that our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders, while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on our Board of Directors. However, our Board of Directors and its Compensation and Human Capital Committee will consider the voting results when making future decisions regarding our executive compensation program.

Note about Frequency: At the 2024 Annual Meeting of Stockholders, our stockholders voted to approve an annual holding of the advisory vote on executive compensation. The annual frequency will continue until the next required non-binding, advisory vote on the frequency of advisory votes on executive compensation is held in 2030.

REQUIRED VOTE

Approval of this advisory resolution, commonly referred to as a "say-on-pay" resolution, requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the Annual Meeting at which a quorum is present.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" approval of the advisory resolution to approve executive compensation set forth above.

OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the persons appointed as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, in accordance with their judgment.

ADDITIONAL INFORMATION

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

If you would like to receive a paper copy of our 2025 Annual Report or this Proxy Statement, please contact us at Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831 or by email at investors@xpo.com, and we will send a copy to you without charge.

A NOTE ABOUT OUR WEBSITE

Although we include references to our website, www.xpo.com, including the Investor Relations section of our website, investors.xpo.com, and certain additional third-party websites throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. The address of our website is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

ANNEX A— RECONCILIATION OF NON-GAAP MEASURES

RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA
(Unaudited)
(In millions)

	Years Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Net income from continuing operations	$ 316	$ 387	$192	$184	$ 96
Debt extinguishment loss	6	—	25	39	54
Interest expense	219	223	168	135	211
Income tax provision	121	86	68	74	11
Depreciation and amortization expense	521	490	432	392	385
Pre-Con-way acquisition environmental matter[1]	35	—	—	—	—
Goodwill impairment	—	—	—	64	—
Legal matters[2]	(13)	—	8	—	—
Transaction and integration costs	8	53	58	58	36
Restructuring costs	59	27	44	50	19
Other	—	—	1	1	—
Adjusted EBITDA	**$1,272**	**$1,266**	**$996**	**$997**	**$812**

Amounts may not add due to rounding.

[1] Relates to environmental and product liability claims involving a former subsidiary of Con-way, which was sold prior to XPO's acquisition of Con-way in 2015, as described in Note 17 to the company's 2025 Annual Report on Form 10-K.

[2] Legal matters in 2023 relates to California Environmental Matters as described in Note 17 to the company's 2025 Annual Report on Form 10-K and legal matters in 2025 reflects the settlement of claims against certain truck manufacturers related to purchases by our European Transportation segment covering periods prior to 2015.

RECONCILIATION OF ADJUSTED NET INCOME NET INCOME AND DILUTED EARNINGS PER SHARE TO AND ADJUSTED DILUTED EARNINGS PER SHARE

(Unaudited)
(In millions, except per share data)

	Years Ended December 31,	
	2025	**2024**
Net income[1]	**$ 316**	**$ 387**
Debt extinguishment loss	6	—
Amortization of acquisition-related intangible assets	58	57
Pre-Con-way acquisition environmental matter[2]	35	—
Legal matter[3]	(13)	—
Transaction and integration costs	8	53
Restructuring costs	59	27
Income tax associated with the adjustments above[4]	(24)	(24)
European legal entity reorganization[5]	1	(41)
Adjusted net income[1]	**$ 445**	**$ 460**
Adjusted diluted earnings per share[1]	**$3.73**	**$3.83**
Weighted-average common shares outstanding		
Diluted weighted-average common shares outstanding	119	120

Amounts may not add due to rounding.

[1] Includes gains from sales of real estate of $12 million ($15 million pre-tax) or $0.10 per diluted share and $26 million ($34 million pre-tax) or $0.22 per diluted share for the years ended December 31, 2025 and 2024, respectively.

[2] Relates to environmental and product liability claims involving a former subsidiary of Con-way, which was sold prior to XPO's acquisition of Con-way in 2015, as described in Note 17 to the company's 2025 Annual Report on Form 10-K.

[3] Reflects the settlement of claims against certain truck manufacturers related to purchases by our European Transportation segment covering periods prior to 2015.

[4] The income tax rate applied to reconciling items is based on the GAAP annual effective tax rate, excluding discrete items, non-deductible compensation, and contribution- and margin-based taxes.

[5] Reflects a tax benefit recognized in the second quarter of 2024 and the subsequent adjustments recognized related to a legal entity reorganization within our European Transportation business.

RECONCILIATION OF NORTH AMERICAN LTL SEGMENT ADJUSTED OPERATING INCOME, ADJUSTED OPERATING RATIO, AND ADJUSTED EBITDA, EXCLUDING GAINS ON REAL ESTATE TRANSACTIONS

(Unaudited)
(In millions)

	Years Ended December 31,	
	2025	**2024**
Revenue (excluding fuel surcharge revenue)	**$4,101**	**$4,115**
Fuel surcharge revenue	731	785
Revenue	**4,832**	**4,899**
Salaries, wages and employee benefits	2,520	2,515
Purchased transportation	123	248
Fuel, operating expenses and supplies[1]	885	928
Operating taxes and licenses	67	65
Insurance and claims	111	80
Gains on sales of property and equipment	(9)	(27)
Depreciation and amortization	381	346
Transaction and integration costs	—	1
Restructuring costs	5	7
Operating income	**749**	**735**
Operating ratio[2]	**84.5%**	**85.0%**
Amortization expense	36	36
Transaction and integration costs	—	1
Restructuring costs	5	7
Gains on real estate transactions	(15)	(34)
Adjusted operating income	**$ 775**	**$ 746**
Adjusted operating ratio[3]	**84.0%**	**84.8%**
Depreciation expense	345	310
Pension income	6	25
Gains on real estate transactions	15	34
Adjusted EBITDA[4]	**$1,142**	**$1,115**
Adjusted EBITDA margin[4]	23.6%	22.8%
Gains on real estate transactions	15	34
Adjusted EBITDA, excluding gains on real estate transactions	**$1,126**	**$1,081**

Amounts may not add due to rounding.

[1]   Fuel, operating expenses and supplies includes fuel-related taxes.

[2]   Operating ratio is calculated as (1 – (Operating income divided by Revenue)) using the underlying unrounded amounts.

[3]   Adjusted operating ratio is calculated as (1 – (Adjusted operating income divided by Revenue)) using the underlying unrounded amounts; adjusted operating margin is the inverse of adjusted operating ratio.

[4]   Adjusted EBITDA is used by our chief operating decision maker to evaluate segment profit (loss) in accordance with ASC 280. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Revenue using the underlying unrounded amounts.

NON-GAAP FINANCIAL MEASURES

As required by the SEC rules we provide reconciliations of the non-GAAP financial measures contained in this Proxy Statement to the most directly comparable measure under GAAP, which are set forth in the financial tables above.

XPO's non-GAAP financial measures used in this Proxy Statement include: adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") on a consolidated basis; adjusted EBITDA, excluding gains on real estate transactions for our North American LTL segment; adjusted net income; adjusted diluted earnings per share ("adjusted EPS"); adjusted operating income for our North American LTL segment; and adjusted operating ratio for our North American LTL segment.

We believe that the above adjusted financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, XPO and its business segments' core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures should only be used as supplemental measures of our operating performance. Adjusted EBITDA, adjusted EBITDA, excluding gains on real estate transactions, adjusted net income, adjusted EPS, adjusted operating income and adjusted operating ratio include adjustments for transaction and integration costs, as well as restructuring costs and other adjustments as set forth in the tables above. Transaction and integration adjustments are generally incremental costs that result from an actual or planned acquisition, divestiture or spin-off and may include transaction costs, consulting fees, stock-based compensation, retention awards, internal salaries and wages (to the extent the individuals are assigned full-time to integration and transformation activities) and certain costs related to integrating and converging IT systems. Restructuring costs primarily relate to severance costs associated with business optimization initiatives. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating XPO's and each business segment's ongoing performance.

We believe that adjusted EBITDA and adjusted EBITDA, excluding gains on real estate transactions improve comparability from period to period by removing the impact of our capital structure (interest and financing expenses), asset base (depreciation and amortization), tax impacts and other adjustments as set out in the above tables that management has determined are not reflective of core operating activities and thereby assist investors with assessing trends in our underlying businesses. We believe that adjusted net income and adjusted EPS improve the comparability of our operating results from period to period by removing the impact of certain costs and gains that management has determined are not reflective of our core operating activities, including amortization of acquisition-related intangible assets, transaction and integration costs, restructuring costs and other adjustments as set out in the attached tables. We believe that adjusted operating income and adjusted operating ratio for our North American LTL business improve the comparability of our operating results from period to period by removing the impact of certain transaction and integration costs and restructuring costs, as well as amortization expense and other adjustments as set out in the above tables.

FORWARD-LOOKING STATEMENTS

This Proxy Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," "trajectory" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include the risks discussed in our filings with the SEC, and the following: the effects of business, economic, political, legal, and regulatory impacts or conflicts upon our operations; supply chain disruptions and shortages, strains on production or extraction of raw materials, cost inflation and labor and equipment shortages; our ability to align our investments in capital assets, including equipment, service centers, and warehouses to our customers' demands; our ability to implement our cost and revenue initiatives and realize growth and expansion as a result of those initiatives; the effectiveness of our action plan, and other management actions, to improve our North American LTL business; our ability to continue insourcing linehaul in ways that enhance our network efficiency and productivity; the anticipated impact of a freight market recovery on our business; our ability to capture profitable share gains, facilitate yield growth, and improve margins during an upcycle; our ability to benefit from a sale, spin-off or other divestiture of one or more business units or to successfully integrate and realize anticipated synergies, cost savings and profit opportunities from acquired companies; goodwill impairment; issues related to compliance with data protection laws, competition laws, and intellectual property laws; fluctuations in currency exchange rates, fuel prices and fuel surcharges; our ability to develop and implement proprietary technology and suitable information technology systems that contribute to cost and productivity improvements; the impact of potential cyber-attacks and information technology or data security breaches or failures; our ability to repurchase shares on favorable terms; our indebtedness; our ability to raise debt and equity capital; fluctuations in interest rates; seasonal fluctuations; our ability to maintain positive relationships with our network of

third-party transportation providers; our ability to attract and retain management talent and key employees including qualified drivers; labor matters; litigation; competition; and our ability to improve pricing growth.

All forward-looking statements set forth in this Proxy Statement are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this Proxy Statement speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements except to the extent required by law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

Form 10-K

_____

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-32172

_____

XPO

XPO, Inc.

(Exact name of registrant as specified in its charter)

_____

Delaware	**03-0450326**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Five American Lane	
Greenwich, CT	**06831**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (855) 976-6951

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	XPO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

_____

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $14.4 billion as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock on that date.

As of January 30, 2026, there were 117,147,357 shares of the registrant's common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2026 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K (the "Annual Report"). Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

XPO, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

In this Annual Report, "we," "our," "us," "XPO, Inc.," "XPO," and "the Company" refer to XPO, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," "trajectory" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual future results, levels of activity, performance or achievements to be materially different from our expected future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed below and the risks discussed in the Company's other filings with the Securities and Exchange Commission (the "SEC"). All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The following discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.

ITEM 1.   *BUSINESS*

Company Overview

XPO, Inc., together with its subsidiaries, is a leading provider of freight transportation services, with company-specific avenues for value creation. We use our proprietary technology to move goods efficiently through supply chains for approximately 55,000 customers in North America and Europe. As of December 31, 2025, we had approximately 37,000 employees and 592 locations in 17 countries.

Our company has two reportable segments: North American Less-Than-Truckload ("LTL"), the largest component of our business; and European Transportation.

North American LTL Segment

LTL in North America is a bedrock industry providing a critical service to the economy, with secular growth drivers, a favorable pricing environment and an established competitive landscape. XPO has one of the largest LTL networks in North America, with approximately 9% share of the U.S. market, estimated to be $53 billion in 2024. For the full year 2025, we moved approximately 16 billion pounds of freight through our network with a customer-focused organization of truck drivers, service center teams and sales professionals, facilitated by our proprietary technology.

Our network serves approximately 37,000 shippers with critical geographic density and day-definite domestic services to approximately 99% of U.S. zip codes, as well as cross-border services to Mexico, Canada and the Caribbean. We operate the business to high service standards for on-time delivery and damage-free transport, while

balancing our network to leverage our fixed costs. In 2025, we developed new linehaul models that use artificial intelligence (AI) to improve the efficiency of our freight flows, piloted routing innovations for pickup-and-delivery operations and continued to improve productivity with real-time labor analytics at the service center level. Our proprietary developments in intelligent automation and AI-enabled decision-making are directly enhancing profitability.

Our LTL business historically has generated a high return on invested capital and robust free cash flow, funding our ongoing investments in people, capacity and technology. For example, since implementing our growth plan in the fourth quarter of 2021, we have added more than 2,000 net new doors to our network, expanding our presence in high-growth markets while improving our operating ratio.

We have created a strategic growth opportunity by building more than 30% excess door capacity into our network. Additionally, we invest in advancing a host of XPO-specific initiatives that are largely independent of the macroeconomic environment. Our trailer manufacturing facility and commercial truck driver schools are self-reliant competitive advantages for our company, particularly when industry conditions make it difficult to source equipment or drivers.

This positions us to capture profitable market share gains and drive higher incremental margins when market conditions improve. LTL industry capacity is currently constrained below pre-pandemic levels in North America, and we believe that our combination of capacity and technology puts us in a unique position to respond quickly to rebounds in demand when the freight recession eases.

We expect our proprietary, AI-driven capabilities to become increasingly essential to how we operate, compete and create value in all these areas. For more information, see "Proprietary Technology and Intellectual Property" below.

European Transportation Segment

XPO has a unique pan-European transportation platform with leading positions in key geographies and deep expertise in consumer, trade and industrial markets. We are the #1 full truckload broker and the #1 pallet network (LTL) provider in France; the #1 full truckload broker and the #1 LTL provider in Iberia (Spain and Portugal); and, in the U.K., we are a market leader in warehousing, a top-tier dedicated truckload provider and have the largest single-owner LTL network. Our extensive customer base includes many sector leaders that have long-tenured relationships with us.

Our full range of freight services in Europe encompasses dedicated truckload, LTL, full truckload brokerage, warehousing, managed transportation, last mile delivery, freight forwarding and, increasingly, multimodal solutions designed for specific customer needs. We use our proprietary technology to manage these services efficiently within our digital ecosystem in Europe.

The previously announced authorization by our Board of Directors to divest the European business remains in effect. There can be no assurance that the divestiture will occur, or of the terms or timing of a transaction.

Proprietary Technology and Intellectual Property

One of the ways in which we deliver superior service to our customers is by empowering our employees with technology. Our industry is evolving, and customers want to de-risk their supply chains by forming relationships with reliable service providers that have invested in innovation.

We have built a highly scalable ecosystem on the cloud that deploys our software consistently across our operating footprint. In our North American LTL business, the caliber of our technology is mission-critical to our success; it optimizes pricing, linehaul, pickup-and-delivery and dock operations — the main components of the service we provide. We have been investing in proprietary AI technology and are implementing these initiatives across a number of high-impact applications where intelligent automation and better decision making are directly enhancing profitability. We see AI playing a major role in how we operate, price our services, compete, and create value over the long term.

An LTL network of our scale has hundreds of thousands of activities underway at any given time, all managed on our technology. In 2025, we moved approximately 16 billion pounds of freight 772 million miles, including moving linehaul freight an average of 2.5 million miles a day.

With intelligent route-building, we can reduce empty miles in our linehaul network and improve load factor. Our proprietary optimization models analyze massive amounts of data including volume, capacity, and dimensions and generate instructions to maximize trailer utilization, reduce cost, and enhance service. We use our real-time visualization tools to drive efficiencies with pickups and deliveries and developed a robust pricing platform for contractual account management.

XPO Smart® is our proprietary suite of intelligent tools and analytics that self-adjusts site by site to drive productivity across our LTL service center operations. Our software incorporates dynamic data science, predictive analytics and machine learning to aid our managers in workflow decision-making. We use XPO Smart® to improve our labor in a safe, disciplined and cost-effective manner.

The "XPO" trademark, service mark, and trade name are essential to our business and critical to our success. XPO, XPO Smart, and Your Freight First, among others, are trademarks and service marks for which registrations, or applications for registration, are on file, as applicable with the United States Patent and Trademark Office. We believe these trademarks, service marks, and trade names are important components of our marketing strategy, and seek to protect those proprietary marks and trade names relevant to our business. For some marks, we have also registered or are pursuing registration in certain other countries.

Environmental Information

Our innovation strategy is focused on providing highly efficient supply chain services that use automation and data science to create value for our shareholders and customers. We use our proprietary technology to provide reliable freight transportation services and make the most of the resources within our company.

For many of our customers, the transportation needs of their business account for a significant portion of their value chain emissions. Our technology can coordinate the movement of customer goods in ways that are more efficient. Some of our key priorities in this regard are optimizing the utilization of truck and trailer capacity; streamlining local and linehaul freight flows; and, as described further below, investing in a modern, fuel-efficient fleet.

In the course of our business, customers, shareholders and other stakeholders ask us to disclose our emissions data and sustainability strategies and outcomes. Our Nominating, Corporate Governance and Sustainability Committee of our Board of Directors provides oversight of, and engagement with, our management team on sustainability strategies and disclosures, ensuring our activities meet the evolving needs and expectations of our shareholders and other stakeholders. We are proud of our sustainability efforts and initiatives, and note that in 2025, our European business was awarded the prestigious EcoVadis Gold Medal for the second year in a row for Corporate Social Responsibility strategy and performance.

Transportation Fleet

Our ongoing fleet initiatives companywide include modernizing our tractors and trailers; deploying cleaner fuels where practical, such as natural gas, biodiesel, renewable diesel, biogas, hydrotreated vegetable oil and electricity; expanding our use of data and analytics to improve the efficiency of routing, loading and handling freight; and exploring the commercial viability of alternative fuel vehicles.

We continue to invest in tractors with 15-liter engines and automatic transmissions that improve reliability and fuel economy, while lowering emissions and extending engine life. In 2025, we purchased over 1,200 tractors in North America, reducing our average tractor age to approximately 3.7 years. We continue to calibrate our vehicles to improve fuel efficiency by implementing improvements such as equipping our trucks with aero packages that reduce drag and improve miles per gallon, and utilizing SmartWay-approved low-resistance tires.

In Europe, our diesel road fleet is over 91% compliant with Euro 6 standards, and we have a natural gas-powered fleet of 280 trucks serving customers in France, the U.K., Spain and Portugal. Additionally, we have environmentally-sound fleet initiatives ranging from government-approved mega-trucks in Spain, which can transport more freight with fewer trips, to fully electric vehicles for "last mile" and "regional" (220 miles range) deliveries. We are also testing the use of duo-trailer vehicles that have the potential to reduce CO_2 emissions, compared with using traditional trucks for the same freight.

Electric vehicles show promise in commercial transport applications in Europe as an alternative to diesel, particularly in urban and regional areas. Our fleet experts are working with manufacturers of larger electric trucks, and we have completed pilot programs to advance our understanding of the commercial viability of these vehicles. In Europe, we have more than 150 all-electric trucks currently deployed supported by the existing and ongoing installation of more than 350 electric charging stations at our facilities.

Facilities

Our expertise in the circular economy helps us to continually improve the efficiency of our facilities. We have ongoing initiatives underway to install LED lighting in our buildings, right-size packaging and incorporate other environmentally friendly practices in our operations. We also reduce waste by recycling or reusing materials where feasible, including recycling 86% of the materials in trailers at the end of their life.

Our Strategy

Our strategy is to help customers move goods efficiently through their supply chains by using our transportation capacity, organizational strengths and proprietary technology to deliver superior outcomes at scale. We achieve this across the company by providing services that are both highly responsive to customer goals, such as mitigating environmental impacts over time, and proactive in identifying targets for improvement.

In North America, our comprehensive LTL growth plan focuses on four levers of value creation that underpin the interests of our shareholders and customers:

- *Provide best-in-class service.* We are committed to building a premium customer service organization by aligning employee incentives and accountability with tangible quality-of-service results. In 2025, we improved on-time performance in every quarter versus 2024 and delivered a damage claims ratio of 0.3%, representing a major improvement from 1.2% in the fourth quarter of 2021. Our ongoing investments in employee training programs, state-of-the-art equipment and technological enhancements support our team in continuously improving service quality and productivity.

- *Invest in network capacity and enhancements for the long-term.* The targeted investments we make enable us to onboard more freight and position our network for the future, while further enhancing service and fluidity. In 2025, approximately 60% of our capital expenditures were deployed to acquire more than 3,600 trailers and 1,200 tractors, increasing the capacity of our fleet. Our average tractor age at year-end 2025 was 3.7 years, compared with 5.9 years at year-end 2022. Since the launch of our growth plan in late 2021, we have added more than 19,100 trailers and 6,000 tractors to our fleet.

- *Accelerate yield growth.* We are intently focused on customer service excellence as our most powerful lever to grow yield, which we measure as gross revenue per hundredweight, excluding fuel surcharges. Our full-year yield growth of 6.0%, compared with 2024, was primarily driven by our service improvements and, to a lesser extent, by our expansion of accessorial services and revenue growth generated from local customers.

- *Drive cost efficiencies.* We aim to achieve continuous improvements in cost efficiency by optimizing our variable costs, overhead and use of purchased transportation. Our progress with labor productivity and linehaul insourcing highlights the important role of artificial intelligence in sustaining a strong cost performance — in 2025, our managers used AI-based labor planning algorithms to improve productivity year-over-year, and we managed our network more fluidly with intelligent linehaul models, enabling us to reduce our reliance on third-party linehaul carriers ahead of plan. With more linehaul miles managed

internally, we can gain greater control over service quality and protect our cost structure against rising truckload rates when the current freight recession ends. For the full year 2025, we lowered our cost of third-party purchased transportation by over 50% compared with 2024 and reduced outsourced linehaul miles as a percentage of total linehaul miles to 5.1% in the fourth quarter. This is one of many ways in which we use our technology to manage our network synergistically and accelerate incremental margin growth over time.

We have made considerable progress in each of these areas since launching our growth plan in the fourth quarter of 2021, and we believe we are still in the early stage of realizing our plan's full potential.

Customers and Markets

We provide freight transportation services to approximately 55,000 customers ranging in size from small, entrepreneurial businesses to Fortune 500 companies. Our customers span every major industry, giving us valuable strongholds in verticals that are fundamental to the economy, such as industrial and manufacturing, retail and e-commerce, food and beverage, and consumer goods. In 2025, we generated approximately 59% of revenue in North America, derived almost entirely from the U.S., 16% in France, 14% in the U.K. and 11% in the rest of Europe.

The diversification of our customer base minimizes concentration risk. Globally, in 2025, our top five customers combined accounted for approximately 8% of revenue, with the largest customer accounting for less than 3% of revenue. In our North American LTL segment, in 2025, our top five customers combined accounted for less than 11% of revenue, with the largest customer accounting for approximately 4% of revenue.

Competition

We operate in highly competitive marketplaces where customers can choose from among many different transportation providers with distinct value propositions. We compete on quality and reliability of service, scope and scale of operations, expertise, price, and our technological capabilities, which are growing in importance as a differentiator.

Our competitors in North America include local, regional and national LTL carriers that offer the same services we provide, such as Old Dominion Freight Line and Saia. Our competitors in Europe vary based on type of service; for example, the competitive landscape for LTL transportation differs from that of dedicated or brokered full truckload transportation or multimodal solutions. Due to the competitive nature of our marketplaces, we place equal importance on strengthening existing customer relationships and forging new relationships.

Our ability to make ongoing investments in the business is one of the most compelling competitive strengths of XPO. It ensures that we can operate consistently throughout changes in market conditions and deliver what our customers value most — reliable capacity, technology-driven efficiencies and problem-solving expertise. We believe that we are in a strong position to create value from all levels of demand for LTL services, and to benefit from secular industrial and retail trends in all parts of the cycle, such as the trend toward shippers increasingly outsourcing freight transportation, the shift toward more frequent LTL shipments versus full truckload freight in some sectors, and an increase in the nearshoring of manufacturing activity to North America.

Regulation

Our operations are regulated by various governmental agencies in the U.S. and in other countries where we conduct business. These regulations impact us directly and indirectly because they regulate third-party transportation providers with which we arrange and/or contract to transport freight for our customers.

Regulations Affecting Motor Carriers and Transportation Brokers. In the U.S., our subsidiaries that operate as motor carriers and freight transportation brokers are licensed by the Federal Motor Carrier Safety Administration ("FMCSA") of the U.S. Department of Transportation ("DOT"). Our motor carrier subsidiaries and the third-party motor carriers we contract with in the U.S. must comply with the safety and operations regulations of the DOT. Like all motor carriers, XPO must participate in the FMCSA's Compliance Safety Accountability ("CSA") program, which uses a Safety Measurement System ("SMS") to rank motor carriers on seven categories of safety-related data, known as Behavioral Analysis and Safety Improvement Categories ("BASICs"), including those related to, without

limitation, controlled substances and alcohol, hours-of-service compliance, vehicle maintenance, hazardous materials compliance, driver fitness, accidents or crashes, and unsafe driving. We are also subject to a variety of vehicle registration and licensing requirements in certain states and local jurisdictions where we operate, as are the third-party transportation providers with which we contract. In foreign jurisdictions where we operate, our operations are regulated by the appropriate governmental authorities.

Other federal and state agencies, such as the U.S. Environmental Protection Agency ("EPA"), the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Homeland Security ("DHS") and the California Air Resources Board ("CARB"), also regulate our equipment and operations. We may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, onboard reporting of operations, cargo security and other regulations affecting safety or operating methods. Regulatory requirements, and changes to the regulatory environment, may affect our business or the economics of the transportation industry by requiring changes in operating practices that could impact the demand for, and increase the costs of, providing transportation services.

Environmental Regulations. We are subject to various environmental laws and regulations in the jurisdictions where we operate. In the U.S., these laws and regulations deal with the hauling, handling and disposal of hazardous materials, emissions from vehicles, engine-idling, storage tanks (fuel, oil, antifreeze and other products) and related fuel spillage and seepage, discharge and retention of storm water, and other environmental matters. We may be responsible for the cleanup of a spill or other incident involving hazardous materials caused by our business. In the past, we have been responsible for the cost to clean up diesel fuel spills caused by traffic accidents or other events for which we are legally responsible, and none of these incidents materially affected our business or operations. We generally transport only hazardous materials rated as low-to-medium-risk, and only a small percentage of our total loads contain hazardous materials. We do not know of any existing environmental law, regulation or condition that reasonably would be expected to have a material adverse effect on our business, capital expenditures, or operating results. However, future changes to environmental laws or regulations may impact our operations and could result in increased costs.

Other Regulations. We are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes, and trade compliance laws. We are also subject to state and U.S. federal laws and regulations addressing some types of cargo transported or stored by our subsidiaries, or transported pursuant to a government contract or subcontract. Violations or noncompliance could result in significant fines from governmental authorities and negatively impact our reputation, operations and financial condition.

Risk Management and Insurance

We maintain insurance for commercial automobile and trucker's liability, commercial general liability, cargo legal liability, workers' compensation and employers' liability, umbrella and excess liability, cyber risk, and property coverage with coverage limits, deductibles and self-insured retention levels that we believe are reasonable given the varying historical frequency, severity and timing of claims.

Seasonality

Our revenue and profitability in the first and fourth quarters of the calendar year are typically lower than in the second and third quarters. The productivity of our transportation fleet historically decreases during the winter season, as it does for the industry in general, because inclement weather impedes transport operations. Additionally, we believe that many of our customers experience a post-holiday decline in demand for their products, contributing to the historical decrease in industry freight shipments in the first quarter. It is not possible to reliably predict whether our historical revenue and profitability trends will continue to occur in future periods.

Human Capital Management

As a people-driven company with a strong customer service culture, our ability to be an employer of choice and a business partner of choice are intertwined. We have an unwavering commitment to a workplace culture that places a premium on safety, as well as professional growth, engagement and competitive total compensation and benefits for our employees. These and many other aspects of our culture help us attract and retain a high caliber of talent to our organization.

Our Chief Human Resources Officer ("CHRO") has primary responsibility for our human capital management strategy, including recruiting, developing, engaging and retaining employees who share our work ethic and values. The CHRO is also responsible for the design of employee compensation and benefits programs.

In addition to our employment culture, our success relies on our company's robust governance structure, our Code of Business Ethics and the importance we place on being a good corporate citizen. Ultimately, our decisions and actions are guided by XPO's values — overachieve for customers, be safe, be accountable, always improve, respect each other and be world-class in every way.

Employee Base Profile

Based on December 31, 2025 data, XPO has locations in 17 countries, with approximately 22,500 employees in North America, 14,400 employees in Europe and 400 employees in Asia, supplemented by approximately 3,000 temporary workers.

By geography, approximately 60% of our global employees are based in North America, 39% in Europe and 1% in Asia. By job description, approximately 63% of our employees work as drivers and dockworkers, 25% as operations and facility workers, and the remainder in support roles and other positions. In North America, approximately 85% of our employees have hourly roles and 15% have salaried positions.

By gender, approximately 15% of our global employees are women — this increases to 33% when excluding drivers, dockworkers and technicians. In North America, 50% of our professional management positions are held by women.

In 2025, approximately 60% of our newly hired U.S. employees self-identified as ethnically or racially diverse and approximately 45% of our total U.S. employee population was ethnically or racially diverse. This includes 20% of U.S. employees who self-identified as Black or African American, which is over six percentage points higher than the U.S. population, based on the most recent census data.

In our total workforce, the absolute number of females in managerial positions grew by approximately 5% cumulatively from 2022 to 2025; the absolute number of ethnically or racially diverse employees in managerial positions grew by 9% cumulatively in the same period. Ethnically or racially diverse employees earned 32% of managerial promotions in 2025 and held 16% of executive leadership positions (vice president and above), 29% of professional management roles and 33% of operational management roles.

As of December 31, 2025, none of our employees were represented by a union in North America and 85% of our employees in Europe were covered by a collective bargaining or similar agreement, consistent with our December 31, 2024 position.

Throughout 2025, we continued to make substantial investments in direct employee communications, conducting quarterly engagement surveys and holding over 9,000 roundtable discussions and safety and engagement committee meetings across our North American LTL network. The employee feedback we receive is often instrumental in driving new initiatives that strengthen our culture of respect, appreciation and opportunity.

Health and Safety

The physical and emotional safety of our employees is paramount, and we have numerous protocols in place to ensure a safe work environment. We developed our Road to Zero program to decrease occupational injuries and illnesses through education, mentoring, communication and on-the-job training that instills awareness and reduces

risk. These same priorities are emphasized when we train new commercial driver candidates at our in-house, LTL driver training schools nationwide, where veteran XPO driver-instructors reinforce our safety culture.

As part of Road to Zero, we track accident-free miles and recognize XPO drivers who have achieved million-mile safety milestones. As of December 31, 2025, approximately 2,550 of our LTL drivers have achieved a safety designation of at least one million accident-free miles, with 211 of these drivers meeting this threshold in 2025. Since the inception of Road to Zero in 2022, we have had four drivers reach four million accident-free miles during their career, which is the highest driver safety record in XPO's history.

In addition to physical well-being, we consider emotional well-being to be an important part of workplace safety. Our Code of Business Ethics mandates zero tolerance of discrimination, harassment, retaliation, bullying and other unacceptable behaviors. We want our employees to feel welcome at work, and we give them multiple channels to report any incidents. This includes an open-door policy that encourages employees to speak with any supervisor, manager or member of the HR team, and our EthicsPoint hotline and website for reporting incidents anonymously.

We are diligent about evaluating new programs as they become available to support the physical and mental health of our employees. Recently, we introduced new options for virtual physical therapy and virtual primary care and enhanced our employee assistance programs specifically for mental health.

Employee Engagement and Development

XPO executive leadership regularly solicits feedback from employees to gauge our progress, assess satisfaction and encourage constructive suggestions. Each quarter, we ask our "wired" employees to submit their input through an anonymous online satisfaction survey. In the U.S., we also conduct an annual satisfaction survey of our "non-wired" frontline employees and hold regular roundtables and town halls. Based on employee feedback, we develop action plans at the business unit and facility levels to implement targeted improvements.

XPO was named a 2025 "Top Company for Women to Work for in Transportation – Elite 30" by the Women in Trucking Association, a 2025 "4 Star Employer" by VETS Index, and a "2025 Military Friendly Employer – Gold Ranking" by Viqtory.

Additionally, we foster career development at all levels to recruit and retain high-caliber employees. Our career development infrastructure includes the following areas of focus, among others:

Recruitment. We use an array of channels and recruiting partnerships to attract qualified job candidates. Our goal is to identify candidates who have the skills our customers need, or the desire to learn those skills.

Interactive Hiring. Our integrated approach to talent development begins with our robust digital recruitment platform, which includes online job previews and pre-employment assessments for key positions. Our platform provides an efficient way for candidates to learn about XPO at their convenience and explore positions that match their interests and abilities. This is a more stress-free entry into the recruitment process for job candidates, and improves both the onboarding experience and retention rates for new hires.

XPO Accelerate. Launched in September 2022, XPO Accelerate provides high-potential leaders in service center, sales and support staff roles with the critical skills necessary to take on more senior leadership roles. This program helps retain and promote promising leadership talent by building relevant strategic skills.

Frontline Leadership Training. XPO's Freight Leadership Certification and Freight Operations Onboarding webinars support newly hired frontline leaders as they transition into their roles. The programs equip employees with fundamental skills to succeed in freight operations, including online learning and weekly instructor-led webinars.

LTL Driver Training Schools. XPO's commercial truck driver training schools are an essential channel for recruiting new drivers to XPO, as well as providing new careers for employees currently in other roles, such as dockworkers. Trainees attend our driver school tuition-free, receive pay while training and have an opportunity for full-time employment with XPO after earning a CDL-A license. We also offer employees tuition reimbursement of up to

$5,000 for any approved non-XPO driver training school. In 2025, we graduated over 400 students from our LTL driver training locations.

Maintenance Training. Well-maintained tractors and trailers are an essential component of both safety and customer service in LTL transportation. Our in-house maintenance training school enhances technical skills for new hires and provides continuous learning for our field maintenance personnel to stay abreast of maintenance developments and warranty recovery requirements.

XPO University. Our learning and development platform, XPO University, delivers over 22,000 online and in-person learning and assessment programs to our employees in North America and Europe in areas such as onboarding, management training, technology, compliance and safety and professional skills development. In 2025, over 380,000 training hours were completed by our employees worldwide.

Expansive Total Rewards

Our total compensation package is instrumental in providing a superior employment experience, and conveys how much we appreciate each employee's choice of XPO. The pillars of the expansive total rewards we offer are:

Competitive Wages and Jobs Creation. In addition to our annual merit and hourly pay increases that broadly cover our employee population in North America, over 1,000 eligible LTL employees at over 225 locations received additional wage increases throughout 2025.

Comprehensive Benefits. We offer an extensive suite of benefits to support the health and well-being of our employees and their families, often reflecting responsiveness to employee feedback. In the U.S., examples include:

- *Pregnancy Care Policy:* Guarantees up to 80 hours of paid prenatal medical leave and certain automatic accommodations, plus consideration of more significant accommodations while preserving existing wage rates.

- *Family Bonding Policy:* Provides up to an additional six weeks of 100% paid time off for the primary caregiver of a newborn or newly adopted child, and two weeks of 100% paid time off for a secondary caregiver.

- *Tuition Reimbursement:* Provides up to $5,250 of annual reimbursement for continuing education, academic discounts in a wide variety of fields of online study and tuition-free commercial driver training.

- *Additional Benefits:* Includes virtual preventive health care, pelvic health management, physical therapy services and diabetes testing supplies at no cost to enrolled employees, as well as supplemental insurance, short-term loans and a personalized Total Rewards Statement.

In Europe, XPO's benefit programs vary by country and are tailored to the needs of local markets. Examples include comprehensive health and risk insurances, employee assistance programs covering mental, physical and financial well-being, commercial driver training, vocational coaching and training, and a fully flexible benefits program in the U.K.

Community Outreach

XPO continues to support organizations that reflect the interests of our employees and the communities where we operate. In 2025, our company served as the official transportation partner for the Susan G. Komen 3-Day Walks to end breast cancer and partnered with Truckers Against Trafficking to educate our employees about human trafficking. We supported homeless shelters by donating more than 80,000 pairs of socks, sponsored Pat's Run to support the Pat Tillman Foundation, and moved 5 loads of wreaths for Wreaths Across America to be placed on graves of U.S. veterans. On the safety front, our employees take pride in XPO being the official transport partner for the Tour de France competition for over 45 years.

Information about our Executive Officers

The following information relates to each of our executive officers:

Name	Age	Position
Mario Harik	45	Chairman and Chief Executive Officer
Kyle Wismans	42	Chief Financial Officer
David Bates	60	Chief Operating Officer
Wendy Cassity	50	Chief Legal Officer and Corporate Secretary

Mario Harik has served as XPO's chief executive officer and a director since November 2022 and as chairman of the board since the beginning of January 2026. He previously led the Company's North American LTL segment as president from October 2021 to October 2022. Additionally, he served as XPO's chief information officer from November 2011 to October 2022 and XPO's chief customer officer from February 2021 to January 2022. Mr. Harik has served as a director of QXO, Inc. since June 2024. Mr. Harik has led numerous technological developments for global transportation and logistics operations, built comprehensive technology organizations and consulted to Fortune 100 companies. His prior positions include chief information officer and senior vice president of research and development with Oakleaf Waste Management; chief technology officer with Tallan, Inc.; co-founder of G3 Analyst, where he served as chief architect of web and voice applications; and solutions architect and consultant with Adea Solutions. Mr. Harik holds a master's degree in engineering – information technology from Massachusetts Institute of Technology, and a degree in engineering – computer and communications from the American University of Beirut, Lebanon.

Kyle Wismans has served as XPO's chief financial officer since August 2023, after being promoted from our senior vice president of revenue management and finance, a position he held from February 2023 to August 2023. Additionally, he served as XPO's senior vice president, financial planning and analysis from September 2019 to February 2023. Mr. Wismans has played a vital role in the implementation of our LTL growth strategy, as well as our spin-offs of GXO and RXO. Mr. Wismans has served as a director of GXO Logistics, Inc. since May 2025. He was previously an executive with General Electric Company for over a decade, including most recently as head of global financial planning and analysis for Baker Hughes Oilfield Services, a GE company, from August 2017 to August 2019. Mr. Wismans holds a degree in business administration from the University of Michigan, Stephen M. Ross School of Business.

David Bates has served as XPO's chief operating officer since April 2023. He previously served as senior vice president – operations at Old Dominion Freight Line, Inc. from November 2011 to April 2023. From July 2007 to November 2011, Mr. Bates served as a regional vice president, and from December 1995 to July 2007 as a manager, at Old Dominion. Prior to joining Old Dominion, Mr. Bates served in supervisory roles with Carolina Freight Carriers and YRC Freight. Mr. Bates received his Bachelor's degree in Business Management from Juniata College.

Wendy Cassity has served as XPO's chief legal officer and corporate secretary since March 2023. Prior to joining XPO, she was chief legal officer of Nuance Communications, Inc. from September 2018 to March 2023. Nuance was publicly traded until it was acquired in March 2022. Prior to joining Nuance, she was general counsel of Zayo Group, a publicly traded communications infrastructure company, from January 2016 to August 2018, and general counsel of Thompson Creek Metals Company, a publicly traded natural resources company, from 2010 to January 2016. Prior to joining Thompson Creek Metals Company, Ms. Cassity was in private practice as a corporate transactional attorney at McDermott Will & Schulte LLP (formerly McDermott Will & Emery LLP) and Cravath Swaine & Moore, LLP in their New York offices. Ms. Cassity holds a B.A. from the University of Arizona in English and History and received her J.D. from Columbia Law School.

Available Information

Our corporate website is www.xpo.com. On this website, you can access, free of charge, our Annual Report on Form 10–K, Quarterly Reports on Form 10–Q, and Current Reports on Form 8–K, as well as specialized disclosure reports on Form SD, Proxy Statements on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Materials are available online as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You can also access materials on our website regarding our corporate governance policies and practices, including our Corporate Governance Guidelines, Code of Business Ethics and the charters relating to the committees of our Board of Directors. You may request a printed copy of these materials without charge by writing to: Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831. Information filed electronically with, or furnished to, the SEC is also available at www.sec.gov. References to these websites do not constitute incorporation by reference of the information contained therein and should not be considered part of this document.

ITEM 1A. RISK FACTORS

The following are important factors that could affect our financial performance and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report or our other filings with the SEC or in oral presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

COMPANY RISK

Risks related to Our Business Model

Economic recessions and other factors that reduce freight volumes, both in North America and Europe, could have a material adverse impact on our business.

The transportation industry in North America and Europe historically has experienced cyclical fluctuations in financial results due to economic recessions, downturns in the business cycles of our customers, increases in the prices charged by third-party carriers, interest rate fluctuations, changes in international trade policies and other U.S. and global economic factors beyond our control. Our business levels are directly tied to the purchase and production of goods and the rate of growth of global trade — key macroeconomic measurements influenced by, among other things, inflation and deflation, supply chain disruptions, interest rates and currency exchange rates, labor costs and unemployment levels, fuel and energy prices, pandemics and other public health crises, inventory levels, buying patterns and disposable income, debt levels, and credit availability. When individuals and companies purchase and produce fewer goods, we transport fewer goods, and as companies move manufacturing closer to consumer markets and expand the number of distribution centers, we transport goods shorter distances, which adversely affects our yields and profitability. During economic downturns, a reduction in overall demand for transportation services will likely reduce demand for our services and exert downward pressures on our rates and margins. In addition, in periods of strong economic growth, overall demand may exceed the available supply of transportation resources, resulting in increased network congestion and operating inefficiencies. Additional changes in international trade policies could significantly reduce the volume of goods transported globally and adversely affect our business and results of operations. These factors subject our business to various risks that may have a material impact on our operating results and future prospects. These risks may include the following:

- A reduction in overall freight volume reduces our opportunities for growth. In addition, if a downturn in our customers' businesses causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected;

- Some of our customers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business and may be unable to pay us. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase;

- A pandemic or other public health epidemic poses the risk that we or our employees, customers, suppliers, manufacturers and other commercial partners may be prevented from conducting business activities for an indefinite period of time, including due to the spread of the disease or shutdowns requested or mandated by governmental authorities;

- We may not be able to appropriately adjust our expenses to rapid changes in market demand. In order to maintain high variability in our business model, it is necessary to adjust staffing levels when market demand changes. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are primarily variable but are fixed for a period of time, as well as certain significant fixed expenses; we may be unable to adequately adjust these expenses to match a rapid change in demand;

- The U.S. government has made significant changes in U.S. trade policy and has taken certain actions that have negatively impacted U.S. trade, including imposing tariffs on certain goods imported into the U.S.

Foreign governments, including the European Union ("EU"), have imposed tariffs on certain goods imported from the U.S. These actions may contribute to weakness in the global economy that could adversely affect our results of operations. A decline or disruption in general domestic and global economic conditions that affects demand for the commodities and products we transport could reduce revenues or have other adverse effects on the Company's cost structure and profitability. Further changes in U.S. or international trade policy could trigger additional retaliatory actions by affected countries, resulting in "trade wars" and further increased costs for goods transported globally, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or in trading partners limiting their trade with countries that impose anti-trade measures. Such conditions could have an adverse effect on our business, results of operations and financial condition, as well as on the price of our common stock; and

- Governmental authorities have implemented and are continuing to implement various anti-terrorism measures, including checkpoints and travel restrictions on trucks. If such measures or new anti-terrorism measures disrupt or impede our operations, we may fail to timely deliver products to our customers or incur increased expenses to do so. Such measures could have an adverse effect on our business, results of operations and financial condition, as well as on the price of our common stock.

Risks related to Our Strategy and Operations

Our company-specific action plan to enhance network efficiencies and drive growth in our North American LTL business, and other management actions to improve our North American LTL business, may not be effective or timely, and may not improve our results of operations or cash flow from operations as planned.

We have undertaken a company-specific action plan to enhance network operating efficiencies and drive growth in our North American LTL business, including by, among other actions, growing yield by providing best-in-class customer service and enhancing business mix, expanding our tractor fleet, managing the production capacity of our trailer manufacturing facility, investing in the door count in our network of service center facilities, and driving cost efficiencies through, among other actions, insourcing linehaul from third-party transportation providers and improving productivity. The effectiveness and timeliness of these actions, which are and will be costly, and other management actions to improve our North American LTL business, may not result in the expected improvements in our results of operations or cash flow from operations in our North American LTL business.

Our profitability may be materially adversely impacted if our investments in equipment and service centers do not match customer demand for these resources or if there is a decline in the availability of funding sources for these investments.

Our LTL and full truckload operations require significant investments in equipment and freight service centers. The amount and timing of our capital investments depend on various factors, including anticipated freight volume levels and the price and availability of appropriate property for service centers and newly manufactured tractors. If our anticipated requirements for service centers or fleet differ materially from actual usage, our capital-intensive operations, specifically LTL and full truckload, may have more or less capacity than is optimal.

Our investments in equipment and service centers depend on our ability to generate cash flow from operations and our access to credit, debt and equity capital markets. A decline in the availability of these funding sources could adversely affect our financial condition and results of operations.

Failure to successfully implement our cost and revenue initiatives could cause our future financial results to suffer.

We are implementing various cost and revenue initiatives to further increase our profitability, including advanced pricing analytics and revenue management tools, LTL process improvements, workforce productivity, European margin expansion, global procurement and further back-office optimization. Many of these initiatives involve the use of AI technology. If we are not able to successfully implement these cost and revenue initiatives, our future financial results may suffer.

We may not successfully manage our growth.

We have grown rapidly and substantially over prior years, including by expanding our internal resources, making acquisitions and entering into new markets, and we intend to continue to focus on growth, including organic growth through new customer wins and increased business with existing customers, as well as additional acquisitions. We may experience difficulties and higher-than-expected expenses in executing this strategy as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas and increased pressure on our existing infrastructure and information technology systems from multiple customer project implementations. Further, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Special risks, including accounting, regulatory, compliance, information technology or human resources issues, may arise in connection with, or as a result of, an acquisition, including the assumption of unanticipated liabilities and contingencies, difficulties in integrating acquired assets or businesses, possible management distractions, or the inability of acquired assets or businesses to achieve the levels of revenue, profit, productivity or synergies we anticipate or otherwise perform as we expect on the timeline contemplated.

Our growth may place a significant strain on our management, operational, financial and information technology resources. We seek to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs may continue to increase as our operations grow. Failure to manage our growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may sell or otherwise divest our European business, which may have an adverse effect on our results of operations and cash flows, the market price of our common stock, and on our North American LTL business.

In potentially selling or otherwise divesting our European business, we may not realize the price we expect to receive when contemplating the divestment of the business, we may incur a loss in connection with a sale or other divestiture of the business, the market price of our common stock and the multiples at which our common stock trades may not increase following a sale or other divestiture of our European business, and/or we may incur ongoing transition obligations and costs that adversely impact our operations following a sale or other divestiture of our European business. We also would anticipate incurring material compensation, transactional and other expenses, in connection with entering into and/or completing a sale of our European business. Certain of these factors could have an adverse effect on our results of operations and cash flows, and the market price of our common stock.

A sale or other divestiture of our European business will result in us being a smaller, less diversified company with a more concentrated area of focus and less geographical diversification, as North American LTL would be our only remaining business. Following a potential sale or other divestiture of our European business, our Company likely would become more vulnerable to changing market conditions in the U.S., which could have a material adverse effect on our business, financial condition and results of operations. The diversification of our revenues, costs and cash flows will diminish as a result of a sale or other divestiture of our European business, and our ability to fund capital expenditures and investments and service our debt may be diminished. We may also incur ongoing costs and retain certain liabilities that were previously allocated to entities that are sold or otherwise divested. Those costs may exceed our estimates or could diminish the benefits we expect to realize.

Further, a sale or other divestiture of one or more of our business units may subject us to litigation. An unfavorable outcome of such litigation may result in a material adverse impact on our business, financial condition, cash flows or results of operations. In addition, regardless of the outcome, litigation proceedings can be costly, time-consuming, disruptive to our operations, and distracting to management.

There can be no assurance that a sale or other divestiture of our European business will occur, or the terms or timing of a potential transaction.

If we determine that our goodwill has become impaired, we may incur impairment charges, which would negatively impact our operating results.

At December 31, 2025, we had approximately $1.5 billion of goodwill on our consolidated balance sheet. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. We assess potential impairment of our goodwill annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. Impairment may result from significant changes in the manner or use of the acquired assets, in connection with the sale, spin off or other divestiture of a business unit, a change in reporting units in connection with a reorganization of our reporting structure, negative industry or economic trends and/or significant underperformance relative to historic or projected operating results. For a discussion of our goodwill impairment testing, see "Critical Accounting Policies and Estimates - Evaluation of Goodwill" in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

We use both internally developed and purchased technologies in conducting our business. Whether internally developed or purchased, it is possible that users of these technologies could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against our use of the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management's attention and divert our resources, and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.

We are exposed to currency exchange rate fluctuations because a significant proportion of our assets, liabilities and earnings are denominated in foreign currencies.

We present our financial statements in U.S. dollars, but we have a significant proportion of our net assets and income in non-U.S. dollar currencies, primarily the euro and British pound sterling. Consequently, a depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on our financial results as further discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

Volatility in fuel prices impacts our fuel surcharge revenue and may impact our profitability.

We are subject to risks associated with the availability and price of fuel, all of which are subject to political, economic and market factors that are outside of our control.

Fuel expense constitutes one of the greatest costs to our LTL carrier operations, as well as to third-party linehaul and transportation providers. Accordingly, we may be adversely affected by the timing and degree of fuel price fluctuations. As is customary in our industry, most of our customer contracts include fuel surcharge programs or other cost-recovery mechanisms to mitigate the effect of any fuel price increases over base amounts established in the contract. However, these mechanisms may not fully capture an increase in fuel price. Furthermore, market pressures may limit our ability to assess fuel surcharges in the future. The extent to which we are able to recover increases in fuel costs may be impacted by the amount of empty or out-of-route truck miles or engine idling time.

Decreases in fuel prices reduce the cost of transportation services and accordingly, will reduce our revenues and may reduce margins for certain lines of business. Significant changes in the price or availability of fuel in future periods, or significant changes in our ability to mitigate fuel price increases through the use of fuel surcharges, could have a material adverse impact on our operations, fleet capacity and ability to generate both revenues and profits.

Productivity of our fleet historically decreases during the winter season and extreme or unusual weather conditions, whether due to climate change or otherwise, can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results.

Our business depends, in part, on predictable temperate weather patterns. Our productivity historically decreases during the winter season, as it does for the industry in general, because inclement weather impedes operations. Certain seasonal weather conditions and isolated weather events can disrupt our operations and further impact productivity. We frequently incur costs related to snow and ice removal, towing and other maintenance activities during winter months. Our activities in the southern United States are particularly susceptible to the occurrence of hurricanes and tropical storms and, depending on where any particular hurricane or tropical storm makes landfall, our properties and operations could experience significant damage and disruptions. At least some of our operations are constantly at risk of extreme adverse weather conditions. While many of our locations have emergency response plans to address extreme weather conditions, unusual or prolonged adverse weather patterns in our areas of operations or markets, whether due to climate change or otherwise, can temporarily impact freight volumes and increase our costs.

Also, concerns relating to climate change have led to a range of local, state, federal, and international regulatory and policy efforts to seek to address greenhouse gas ("GHG") emissions. Governments around the world are proposing and adopting laws and regulations regarding GHGs which could lead to additional compliance costs or operational disruption now or in the future, including increased fuel and other capital or operational costs or additional legal requirements on the Company. Climate change concerns and GHG regulatory efforts could also affect the Company's customers themselves. Any of these factors, individually or combined with one or more factors, or other unforeseen factors or other impacts of climate change, could affect the Company and have an adverse effect on our business, operations, or financial condition.

Our reputation could be harmed if we fail to satisfy evolving stakeholder expectations regarding environmental matters.

Companies across all industries have faced scrutiny from stakeholders related to environmental matters, including practices and disclosures related to GHGs. If we are unable to meet stakeholder expectations, or if we are perceived to have not responded appropriately, our reputation could be negatively impacted or we could be the target of litigation.

Risks related to Our Use of Technology

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including those systems of any businesses that we acquire.

We rely heavily on our information technology systems in managing our business; they are a key component of our customer-facing services and internal growth strategy. In general, we expect our customers to continue to demand more sophisticated, fully integrated technology from their transportation providers. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. Technology and new market entrants may also disrupt the way we and our competitors operate. In addition, we may fail to accurately determine the needs of our customers or trends in the transportation industry. Any such failures could result in decreased demand for our services and a corresponding decrease in our revenues.

We must ensure that our information technology systems remain competitive. If our information technology systems are unable to manage high volumes with reliability, accuracy and speed as we grow, or if such systems are not suited to manage the various services we offer, our service levels and operating efficiency could decline. In addition, if we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems, or

if we fail to enhance our systems to meet our customers' needs, our results of operations could be seriously harmed. In addition, the adoption of new and rapid changes in technology, such as the rise in artificial intelligence applications, may impact the transportation and logistics industry. If we do not appropriately adapt our operations to these new technologies as quickly or effectively as our competitors, the Company's business could be adversely affected. This could result in a loss of customers or a decline in the volume of freight we receive from customers.

We are developing proprietary information technology. Our technology may not be successful or may not achieve the desired results, and we may require additional training or different personnel to successfully implement this technology. Our technology development process may be subject to cost overruns or delays in obtaining the expected results, which may result in disruptions to our operations.

A significant breach of our information security systems, networks or processes could materially adversely affect our business.

We process and maintain certain information that is confidential, proprietary, personal, or otherwise sensitive, including financial and confidential business information. In the past, foreign state-sponsored cyber threat actors have targeted networks belonging to critical infrastructure organizations globally, including transportation and logistics infrastructure networks. Our information technology systems, devices, storage and applications, as well as those maintained by our third-party providers, are susceptible to damage, disruptions and shutdowns due to computer viruses, cyberattacks, ransomware or malware attacks, phishing, denial of service attacks, malicious social engineering, attacks by foreign actors, and other attempts to gain unauthorized access. The rapid evolution and increased availability of artificial intelligence may intensify cybersecurity risks by making cyber-attacks more sophisticated and cybersecurity incidents more difficult to detect, contain, and mitigate. Our systems and the systems maintained by our third-party providers have been subject to attempts to gain unauthorized access, breaches, and other system disruptions, and these and similar incidents could happen again. These events could, from time to time, cause material service outages, allow inappropriate or block legitimate access to systems or information, or result in other material interruptions to our business, our customers and other stakeholders could be impacted, and our reputation could be harmed. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and the frequency and sophistication of cyber-attacks globally have increased over time. As a result, we may be unable to anticipate these attacks or techniques or to implement adequate measures to recognize, detect or prevent the occurrence of any of the events described above or to adequately mitigate their effects. We also may not discover the occurrence of any of the events described above for a significant period of time after the event occurs. These risks, as well as the number and frequency of cybersecurity events globally, may also be heightened during times of geopolitical tension or instability between countries.

We operate a robust information security program that includes: access control tools; detection and response tools; security awareness, penetration testing, vulnerability management, and incident response programs; data encryption; formal risk management, including 3rd party risk management; and cyber insurance. We depend on and interact with the information technology networks and systems of third parties for many aspects of our operations, including our customers and service providers such as cloud service providers and third-party delivery services. These third parties are subject to risks resulting from data breaches, cyberattacks, and other events or actions that could damage or disrupt their networks or systems, which could adversely affect our operations and have an impact on our business.

Any failure to identify and address such defects or errors or prevent a cyber-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost, and the costs related to cybersecurity threats or disruptions may not be fully insured or indemnified by other means. While we have dedicated significant resources to security and privacy and to incident response capabilities, our response processes may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

A failure of our information technology infrastructure may materially adversely affect our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our order entry and fulfillment, communications, labor management, sales and marketing, financial, legal and compliance functions, engineering and product development tasks, research and development data, and other business processes. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing, external and internal risks, such as malware, insecure coding, "Acts of God," data leakage and human error, pose a direct threat to the stability and effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate has in the past adversely affected, and could in the future adversely affect our business, including through service delays, delayed communications, loss and delay of sales, transaction errors, billing and invoicing errors, processing inefficiencies and delayed receivables collection. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failure has been remedied. Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management's focus and attention from our business operations, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

Also, due to recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach the data security of companies, we face risks associated with the potential failure to adequately protect critical corporate, customer and employee data, which, if released, could adversely impact our customer and employee relationships, our reputation, and even violate privacy laws. Recently, regulatory and enforcement focus on data protection has heightened in the United States and abroad, particularly in the EU. Failure to comply with applicable U.S. or foreign data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, reputation, results of operations and financial condition.

Risks related to Our Credit and Liquidity

Our indebtedness could adversely affect our financial condition.

We have outstanding indebtedness, which could: negatively affect our ability to pay principal and interest on our debt; increase our vulnerability to general adverse economic and industry conditions; limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow to payments of interest and principal or to comply with any restrictive terms of our debt; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; impair our ability to obtain additional financing or to refinance our indebtedness in the future; and place us at a competitive disadvantage compared to our competitors that may have proportionately less debt.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could materially and adversely affect our financial position and results of operations. Further, failure to comply with the covenants under our indebtedness may have a material adverse impact on our operations. If we fail to comply with any of the covenants under our indebtedness, and are unable to obtain a waiver or amendment, such failure may result in an event of default under our indebtedness. We may not have sufficient liquidity to repay or refinance our indebtedness if such indebtedness were accelerated upon an event of default.

Under the terms of our outstanding indebtedness, we may not be able to incur substantial additional indebtedness in the future, which could further exacerbate the risks described above.

The execution of our strategy could depend on our ability to raise capital in the future, and our inability to do so could prevent us from achieving our growth objectives.

We may in the future be required to raise capital through public or private financing or other arrangements in order to pursue our growth strategy or operate our businesses. Such financing may not be available on acceptable terms, or

at all, and our failure to raise capital when needed could harm our business and/or our ability to execute our strategy. Further debt financing may involve restrictive covenants and could reduce our profitability. We currently have investment grade credit ratings for our secured debt, however, we may not be able to maintain these ratings or obtain investment grade credit ratings for our unsecured debt. Without investment grade credit ratings, we may incur increased interest expense and borrowing costs and may have reduced access to financial markets to obtain additional debt financing or refinance our existing debt, potentially adversely affecting our financial condition and results of operations. If we cannot raise funds on acceptable terms, we may not be able to grow our business as planned or respond to competitive pressures.

We may be adversely affected by interest rate changes because of our floating rate credit facilities.

The Revolving Credit Agreement, as amended (the "Revolving Credit Facility") provides for an interest rate based on the Secured Overnight Financing Rate ("SOFR"), the Canadian Overnight Repo Rate ("CORRA") or a Base Rate, as defined in the agreement, plus an applicable margin. The Senior Secured Term Loan Credit Agreement, as amended (the "Term Loan Facility"), provides for an interest rate based on SOFR or a Base Rate, as defined in the agreement, plus an applicable margin. Our European trade receivables securitization program (the "Receivables Securitization Program") provides for an interest rate at lenders' cost of funds plus an applicable margin. Our financial position may be affected by fluctuations in interest rates since the Revolving Credit Facility, Term Loan Facility and Receivables Securitization Program are subject to floating interest rates. Refer to Item 7A, "Quantitative and Qualitative Disclosures about Market Risk" for the impact on interest expense of a hypothetical 1% increase in the interest rate. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could have an adverse effect on our financial position and results of operations.

Risks related to Third-Party Relationships

We depend on third parties in the operation of our business.

Our European business heavily relies on subcontracting and we use a large number of temporary employees in these operations. As a result, we are exposed to various risks related to managing our subcontractors, such as the risk that they do not fulfill their assignments in a satisfactory manner or within the specified deadlines. Moreover, we cannot guarantee that temporary employees are as well-trained as our other employees. Specifically, we may be exposed to the risk that temporary employees may not perform their assignments in a satisfactory manner or may not comply with our safety rules in an appropriate manner, whether as a result of their lack of experience or otherwise. Such failures could compromise our ability to fulfill our commitments to our customers, comply with applicable regulations or otherwise meet our customers' expectations. Such failures could also harm our reputation and ability to win new business and could lead to us being liable for contractual damages. Furthermore, in the event of a failure by our subcontractors or temporary employees to fulfill their assignments in a satisfactory manner, we could be required to perform unplanned work or additional services in line with the contracted service, without receiving any additional compensation. As a result, any failure to properly manage our subcontractors or temporary employees in Europe or elsewhere could have a material adverse impact on our revenues, earnings, financial position and outlook.

Increases in driver compensation and difficulties with attracting and retaining drivers could adversely affect our revenues and profitability.

Our LTL services in North America and Europe and our full truckload services in Europe are conducted primarily with employee drivers. Our industry may experience intense competition for qualified drivers in the transportation industry due to a shortage of drivers. The availability of qualified drivers may be affected from time to time by changing workforce demographics, competition from other transportation companies and industries for employees, the availability and affordability of driver training schools, changing industry regulations, and the demand for drivers in the labor market. If an industry-wide shortage of qualified drivers occurs, our global LTL operations and our European truckload operation could experience difficulty in attracting and retaining enough qualified drivers to fully satisfy customer demand. During periods of increased competition in the labor market for drivers, our LTL and full truckload operations may be required to increase driver compensation and benefits in the future to attract and retain a sufficient number of qualified drivers or face difficulty meeting customer demand, all of which could

adversely affect our profitability. Additionally, a shortage of drivers could result in the underutilization of our truck fleet, lost revenue, increased costs for purchased transportation or increased costs for driver recruitment.

If we are unable to attract and retain management talent and key employees, our business, results of operations and financial position could be adversely affected.

Our success is dependent upon our ability to attract and retain qualified management in a highly competitive environment and the experience and leadership of our key employees. Qualified individuals are in high demand, and we may incur significant costs to attract them, particularly at the executive level. We may face difficulty in attracting, retaining and compensating key talent for a number of reasons, including competitive market conditions. Replacing departing executives, directors or other key personnel can involve organizational disruption and uncertainty. If we fail to attract and retain management talent and key employees or fail to manage integration of new management talent or key employees successfully, we could experience significant delays or difficulty in the achievement of our strategic objectives and our business, financial condition and results of operations could be materially and adversely harmed.

Our business may be materially adversely affected by labor disputes.

Our business could be adversely affected by strikes and labor negotiations at seaports, labor disputes between railroads and their union employees, or by a work stoppage at one or more railroads or local trucking companies servicing rail or port terminals. Strikes and work stoppages also could occur at our own facilities. Port shutdowns and similar disruptions to major points in national or international transportation networks, most of which are beyond our control, could result in terminal embargoes, disrupt equipment and freight flows, depress volumes and revenues, increase costs and have other negative effects on our operations and financial results.

Labor disputes involving our customers could affect our operations. If our customers experience plant slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted.

Our European business activities require a large amount of labor, which represents one of our most significant costs. It is essential that we maintain good relations with employees, trade unions and other staff representative institutions. A deteriorating economic environment may result in tensions in industrial relations, which may lead to industrial action within our European operations; this could have a direct impact on our business operations. Generally, any deterioration in industrial relations in our European operations, such as general strike activities or other material labor disputes, could have an adverse effect on our revenues, earnings, financial position and outlook.

Efforts by labor organizations to organize employees at certain locations in North America, if successful, may impact costs and efficiencies at those locations.

Since 2014, in the U.S., the International Brotherhood of Teamsters ("Teamsters") has attempted to organize employees at dozens of our LTL locations, and the International Association of Machinists ("Machinists") has attempted to organize a small number of mechanics at three LTL maintenance shops. The majority of our employees involved in these organizing efforts rejected union representation. As of December 31, 2025, our employees had voted against union representation in 19 of the 28 union elections held since 2014. As of December 31, 2025, none of our employees were represented by a union in North America, consistent with our December 31, 2024 position. We cannot predict with certainty whether further organizing efforts may result in the unionization of any additional locations in the U.S. If union efforts are successful, these efforts may impact costs and efficiencies at the specific locations where representation is elected and have an adverse effect on our results of operations, cash flows and business.

Risks related to Litigation and Regulations

We are involved in multiple lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.

The nature of our business exposes us to the potential for various types of claims and litigation, including matters related to commercial disputes, labor and employment, workers' compensation, personal injury, cargo and other

property damage, product liability, environmental liability, insurance coverage, securities and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we acquire may also increase our exposure to litigation. Material increases in the frequency or severity of vehicular accidents, liability claims or workers' compensation claims, or the unfavorable resolution of claims, or our failure to recover, in full or in part, under subrogation or indemnity provisions with third-party transportation providers, could materially and adversely affect our operating results. Our involvement in the transportation of certain goods, including but not limited to hazardous materials, could also increase our exposure in the event that we or one of our third-party transportation providers is involved in an accident resulting in injury or contamination. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims and industry-wide factors affecting insurance availability and cost could reduce our profitability. Under some agreements, we maintain the inventory of our customers, some of which may be significant in value. Our failure to properly handle and safeguard such inventory, or damages occurring as a result of acts of God, exposes us to potential claims and expenses.

An increase in the number or severity of self-insured claims or an increase in insurance premiums could have an adverse effect on us.

We use a combination of self-insurance programs and purchased insurance to provide for the costs of employee medical, vehicular collision and accident (including personal injury), cargo loss and damage, property damage, and workers' compensation claims. Our estimated liability for self-retained insurance claims reflects certain actuarial assumptions and judgments, which are subject to a degree of variability and uncertainty. We reserve for anticipated losses and expenses and periodically evaluate and adjust our claims reserves to reflect our experience and exposure expectation. Estimating the number and severity of claims, as well as related potential judgment or settlement amounts, is inherently difficult. This inherent difficulty, along with legal expenses, incurred but not reported claims, and other uncertainties can cause unfavorable differences between actual self-insurance costs and our reserve estimates. Our operating results could be adversely affected if any of the following were to occur: (i) the number or the severity of claims increases; (ii) we are required to accrue or pay additional amounts because claims as they develop prove to be more severe than our initial assessment; or (iii) claims exceed our coverage. Accordingly, our ultimate results may differ from our initial estimates, which could result in losses over our reserved amounts. We periodically evaluate our level of insurance coverage and adjust insurance levels based on targeted risk tolerance and premium expense. An increase in the number or severity of self-insured claims or an increase in insurance premiums could have an adverse effect on us, while higher self-insured retention levels may increase the impact of loss occurrences on our results of operations.

In addition, the cost of providing benefits under our medical plans is dependent on a variety of factors, including governmental laws and regulations, healthcare cost trends, claims experience and healthcare decisions by plan participants. As a result, we are unable to predict how the cost of providing benefits under medical plans will affect our financial condition, results of operations or cash flows.

We are subject to risks associated with defined benefit plans for our current and former employees, which could have a material adverse effect on our earnings and financial position.

We maintain defined benefit pension plans and a postretirement medical plan. Our defined benefit pension plans include funded and unfunded plans in the U.S. A decline in interest rates and/or lower returns on funded plan assets may cause increases in the expense and funding requirements for these defined benefit pension plans and for our postretirement medical plan. Despite past amendments that froze our defined benefit pension plans to new participants and curtailed benefits, these pension plans remain subject to volatility associated with interest rates, inflation, returns on plan assets, other actuarial assumptions and statutory funding requirements. In addition to being subject to volatility associated with interest rates, our postretirement medical plan remains subject to volatility associated with actuarial assumptions and trends in healthcare costs. Any of the aforementioned factors could lead to a significant increase in the expense of these plans and a deterioration in the solvency of these plans, which could significantly increase our contribution requirements. As a result, we are unable to predict the effect on our financial statements associated with our defined benefit pension plans and our postretirement medical plan.

Changes in income tax regulations for U.S. and multinational companies may increase our tax liability.

We are subject to income taxes in the United States and many foreign jurisdictions. Changes to income tax laws and regulations, or the interpretation of such laws, in any of the jurisdictions in which we operate could significantly increase our effective tax rate and ultimately reduce our cash flows from operating activities and otherwise have a material adverse effect on our financial condition, results of operations and cash flows. The U.S. Congress, the Organization for Economic Co-operation and Development ("OECD"), the EU and other government agencies in jurisdictions in which we and our affiliates do business have maintained a focus on the taxation of multinational companies. The OECD has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting ("BEPS") project, and many jurisdictions have begun codifying those recommendations into law. During 2023, the OECD issued administrative guidance for the Pillar Two Global Anti-Base Erosion rules ("Pillar Two"), which generally imposes a 15% global minimum tax on multinational companies. Many Pillar Two rules were effective for fiscal years beginning on January 1, 2024, with other aspects effective from 2025. On July 4, 2025, the One Big Beautiful Bill Act (P.L. 119-21) was signed into law. The legislation has multiple effective dates, with certain provisions effective in 2025 and others effective through 2027. These and other tax laws and related regulations changes, to the extent adopted, may increase tax uncertainty and/or our effective tax rate, result in higher compliance cost and adversely affect our provision for income taxes, results of operations and/or cash flows.

We are subject to governmental regulations, political conditions, and emissions-control regulations which could substantially increase operating expenses or negatively impact our business.

Our operations are regulated and licensed by various governmental agencies in the U.S. and in foreign countries where we operate. These regulatory agencies have authority and oversight of domestic and international transportation services and related activities, licensure, motor carrier operations, safety and security and other matters. We must comply with various insurance and surety bond requirements to act in the capacities for which we are licensed. Our subsidiaries and third-party transportation providers must also comply with applicable regulations and requirements of various agencies. Through our subsidiaries and operations, we hold various licenses required to carry out our domestic and international services. These licenses permit us to provide services as a motor carrier and property broker. In addition, we are subject to regulations and requirements promulgated by the DOT, EPA, FMCSA, DHS, CBP, Canada Border Services Agency and various other international, domestic, state and local agencies and port authorities.

Certain of our businesses engage in the transportation of hazardous materials, the movement, handling and accidental discharge of which are highly regulated. Our failure to obtain or maintain the required licenses, or to comply with applicable regulations, could have a material adverse impact on our business and results of operations. See the "Regulation" section under Item 1, "Business" for more information.

State and federal governmental agencies have announced regulations to be implemented to decrease emissions from new heavy-duty vehicles and establish new standards for greenhouse gas emissions from heavy-duty engines. At this point, there are virtually no zero-emissions vehicles widely available that are suitable replacements for current technology used in less-than-truckload operations. If emission compliant vehicles are not available or not commercially viable for the less-than-truckload market, we may be required to modify or curtail our operations in applicable jurisdictions which could have a material adverse effect on our financial condition, results of operations, and cash flows or may require us to incur significant additional costs, any of which could negatively impact our business.

Future laws and regulations may be more stringent and may require changes to our operating practices that influence the demand for our services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our business. In particular, it is difficult to predict which, and in what form, emissions regulations may be modified or enforced, and what impact these regulations may have on motor carrier and less-than-truckload operations. If higher costs are incurred by us as a result of future changes in

regulations, or by third-party transportation providers who pass increased costs on to us, this could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.

Furthermore, political conditions at the federal, state, or local levels may alter the regulations that impact our business, may require changes to our operating practices, may influence demand for our services, or may require us to incur significant additional costs, any of which could negatively impact our business.

Failure to comply with trade compliance and anti-corruption laws and regulations applicable to our operations could expose us to potential fines, criminal sanctions, or reputational harm.

We are a global company subject to changing laws, policies, sanctions, and other regulatory requirements in the U.S., the U.K. and the E.U. relating to trade compliance and anti-corruption. Economic sanctions and other trade compliance restrictions in the U.S., the U.K., the E.U., and other countries may prohibit us from engaging in business activities with restricted entities or sanctioned countries. The U.S. and other export controls may restrict us from exporting specific products or arranging transportation or other services to or for the benefit of certain entities in specified countries. An imposition of tariffs on imports or other changes to U.S. trade policy could cause demand for shipping from international markets to decrease, and if the declines are significant enough, it could have a material adverse effect on our results of operations, financial condition, and liquidity. Global developments such as the ongoing conflict in Ukraine may result in new and evolving sanctions and trade restrictions. Non-compliance with trade compliance laws, policies, sanctions, and other regulatory requirements could result in reputational harm, operational delays, monetary fines and penalties, loss of revenues, increased costs, loss of export privileges, and criminal sanctions.

The U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, Sapin II and other anti-corruption laws and regulations prohibit corrupt payments by our employees, vendors, or agents. While we have implemented policies, training, and internal controls designed to reduce the risk of corrupt payments, our employees, vendors, or agents may violate our policies and controls. Our failure to comply with anti-corruption laws and regulations could result in monetary fines and penalties, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business, and reputational harm.

If the spin-offs of GXO and/or RXO, together with certain related transactions, do not qualify as transactions that are generally tax-free for U.S. federal income tax purposes, XPO and XPO stockholders could be subject to significant tax liabilities. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we could be subject to significant tax liabilities.

In connection with the spin-offs of GXO and RXO, we received opinions from outside counsel regarding the qualification of each spin-off, together with certain related transactions, as a "reorganization" within the meaning of Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. The opinions of counsel were based upon and relied on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO, GXO, and RXO, including those relating to the past and future conduct of each company. If any of these facts, assumptions, representations, statements or undertakings was, or becomes, inaccurate or incomplete, or if XPO, GXO, or RXO breaches any of its representations or covenants contained in the separation agreement and certain other agreements and documents or in any documents relating to the related opinion of counsel, the opinion of counsel may be invalid, and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the opinion of counsel, there can be no assurance that the U.S. Internal Revenue Service (the "IRS") will not assert that either spin-off and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, XPO and XPO stockholders could be subject to significant U.S. federal income tax liability.

INDUSTRY RISK

Risks related to Our Markets and Competition

We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.

Competition in the transportation services industry is intense. Increased competition may lead to a reduction in revenues, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following: (i) competition from other transportation services companies, some of which offer different services or have a broader coverage network, more fully developed information technology systems and greater capital resources than we do; (ii) a reduction in the rates charged by our competitors to gain business, especially during times of declining economic growth, which may limit our ability to maintain or increase our rates, maintain our operating margins or achieve significant growth in our business; (iii) shippers soliciting bids from multiple transportation providers for their shipping needs, which may result in the depression of freight rates or loss of business to competitors; (iv) the establishment by our competitors of cooperative relationships to increase their ability to address shipper needs; (v) decisions by our current or prospective customers to develop or expand internal capabilities for some of the services we provide; and (vi) the development of new technologies or business models that could result in our disintermediation in certain services we provide.

ITEM 1B.   *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C.   *CYBERSECURITY*

XPO employs a robust system of information technology and information security controls and measures to assess, identify, and manage risks from cybersecurity threats which we consider to be critically important to maintaining our business and ensuring our business continuity. Our information security program is overseen by our Chief Information Security Officer ("CISO"), whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, threat prevention, threat detection, and incident response processes. Our CISO has more than a decade of executive leadership experience with blue chip companies in the areas of information technology, cybersecurity, risk management and compliance across multiple industries. He and his team have experience assessing, designing, building and operating security platforms, identity and access, data protection, product and software security, cyber engineering, cyber defense, automation and compliance initiatives. The information security team provides periodic reports to our Chief Information Officer, Board of Directors, Chief Executive Officer and other members of our senior management as appropriate. Our CISO meets regularly with his team as well as other key personnel to share information about potential cybersecurity events and monitor, prevent, and detect potential cybersecurity incidents and develop reports for our senior management. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, including the results of security breach simulations, and the emerging threat landscape. Our Board of Directors will be informed of all material cybersecurity incidents and our information security program includes procedures for calling a special session of the Board of Directors in the event of a high or critical-risk cybersecurity incident. The Board of Directors also discusses relevant incidents in the industry and the evolving threat landscape.

As part of our information security program, our CISO and his team integrate our information security measures into our overall risk management processes to identify, evaluate, and quantify risks based on internal and external available information and classify the severity of potential cybersecurity incidents. XPO employs technical measures to protect against cybersecurity attacks that align with functions identified in the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. The information security team continuously reviews our information security systems for unauthorized system access, cybersecurity incidents, indicators of compromise, and unusual traffic on our systems. The information security leadership team meets regularly to ensure our processes to identify, assess, and manage cybersecurity threats, including those posed by third-party service providers who

provide services to our business, are effective and current. Our information security team also reviews relevant legislative and regulatory developments and conducts regular and tailored information security training for our global workforce, in various formats.

In the event of a cybersecurity incident, our incident response team, composed of members of our information security team as well as other key personnel, identifies, evaluates, and quantifies the relevant risks based on the available information and classifies the severity of the cybersecurity incident based on the level of risk to the Company. Our incident response measures include procedures to provide incident updates and developments to our senior management and the Board of Directors in the event of an ongoing cybersecurity incident. We also maintain an information security risk insurance policy. We conduct internal exercises to prepare our leadership and cross-functional teams to respond in the event of a cybersecurity incident and to help us test and consider revisions to our incident response procedures. We also actively engage with key consultants, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security program. Our program is regularly evaluated by internal and external experts, with the results of those reviews reported to senior management and the Board of Directors. To date, we have not experienced any cybersecurity threats or incidents which have materially affected or are reasonably likely to materially affect the Company.

While we have dedicated significant resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For an additional discussion of certain risks associated with cybersecurity see Item 1A, "Risk Factors" above.

ITEM 2. *PROPERTIES*

As of December 31, 2025, we had 592 locations, primarily in North America and Europe. These facilities are located in all 48 contiguous U.S. states, as well as globally.

Segment	Leased Facilities	Owned Facilities	Customer Facilities [1]	Total
North American LTL	206	150	—	356
European Transportation	212	14	4	230
Corporate	6	—	—	6
Total	424	164	4	592

[1] Includes locations owned or leased by customers.

We lease our current executive offices located in Greenwich, Connecticut and Boston, Massachusetts, as well as various office facilities in the U.S., France, the U.K. and India to support our global executive and shared-services functions. We believe that our facilities are sufficient for our current needs.

ITEM 3. *LEGAL PROCEEDINGS*

Information with respect to certain legal proceedings is included in Note 17—Commitments and Contingencies to our Consolidated Financial Statements (included in Part II, Item 8 of this Annual Report) and is incorporated herein by reference. For an additional discussion of certain risks associated with legal proceedings, see Item 1A, "Risk Factors" above.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

ITEM 5.   *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol XPO.

As of January 30, 2026, there were approximately 49 registered holders of our common stock. We have never paid, and have no immediate plans to pay, cash dividends on our common stock.

Stock Performance Graph

The graph below compares the cumulative five-year total return of holders of our common stock with the cumulative performance of the S&P Transportation Select Industry index and the S&P 400 MidCap index, of which we are a component. The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2020 and that all dividends and other distributions, including the effect of Spin-offs, were reinvested. The comparisons in the graph below are based on historical data and not indicative of, or intended to forecast, future performance of our common stock.



	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
XPO, Inc.	$ 100.00	$ 113.76	$ 77.59	$ 204.16	$ 305.69	$ 316.78
S&P Transportation Select Industry	$ 100.00	$ 134.42	$ 96.77	$ 121.64	$ 127.78	$ 136.28
S&P 400 MidCap	$ 100.00	$ 124.76	$ 108.47	$ 126.29	$ 143.88	$ 154.68

Issuer Purchases of Equity Securities

The following table summarizes our purchases of our common stock for the quarter ended December 31, 2025:

(In millions, except share and per share data)	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1, 2025 - October 31, 2025	—	$ —	—	$ 690
November 1, 2025 - November 30, 2025	393,355	134.15	393,355	637
December 1, 2025 - December 31, 2025	89,998	135.86	89,998	625
Total	483,353	$ 134.47	483,353	$ 625

(1)   Based on trade date.

(2)   On March 27, 2025, we announced that our Board of Directors authorized repurchases of up to $750 million of our common stock. The program has no expiration date and may be utilized over time, with no obligation to repurchase any specific number of shares. We may suspend or discontinue the program at any time. For further details, refer to Note 13—Stockholders' Equity to our Consolidated Financial Statements.

ITEM 6.   *[RESERVED]*

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

XPO is a leading provider of freight transportation services, with company-specific avenues for value creation. We use our proprietary technology to move goods efficiently through supply chains for approximately 55,000 customers in North America and Europe.

Our company has two reportable segments: North American Less-Than-Truckload ("LTL"), the largest component of our business; and European Transportation. Our North American LTL segment includes the results of our trailer manufacturing operation.

Within the tables presented, certain amounts may not add due to the use of rounded numbers. Unless otherwise indicated, percentages presented are calculated from the underlying numbers in millions.

Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for a discussion of our financial condition and results of operations for full year 2024, compared with full year 2023.

Impacts of Notable External Conditions

As a leading provider of freight transportation services, our business can be impacted to varying degrees by factors beyond our control. The overall freight environment continues to be recessionary, due to a mix of macroeconomic pressures on supply and demand. Importantly, we see significant growth potential ahead in our major markets, and we intend to continue expanding our business by investing in capacity for the long-term, gaining profitable market share and aligning price with the value we provide.

Examples of factors that may affect our results include elevated interest rates; economic inflation, which may have a negative effect on certain of our operating costs, such as salaries, wages and employee benefits, fuel and insurance; uncertainty regarding the impacts of tariffs imposed, revoked or reciprocated between the U.S. and its trading partners, including impacts on import costs, export competitiveness and end-market demand for our customers' products; and the ongoing reluctance of some shippers to route goods through areas unsettled by conflict.

We mitigate inflationary pressure with mechanisms in our customer contracts, including fuel surcharge clauses and general rate increases; and we believe that U.S. demand for LTL services may increase when interest rates decrease or tariff uncertainties subside, as both dynamics historically correlate to a rebound in industrial activity.

We cannot predict how future macroeconomic conditions, supply chain constraints or conflicts may adversely affect our results of operations.

Consolidated Summary Financial Results

(Dollars in millions)	Years Ended December 31, 2025	2024	Percent of Revenue 2025	2024
Revenue	$ 8,157	$ 8,072		
Salaries, wages and employee benefits	3,424	3,377	42.0 %	41.8 %
Purchased transportation	1,662	1,701	20.4 %	21.1 %
Fuel, operating expenses and supplies	1,571	1,589	19.3 %	19.7 %
Operating taxes and licenses	83	80	1.0 %	1.0 %
Insurance and claims	167	134	2.0 %	1.7 %
Gains on sales of property and equipment	(17)	(40)	(0.2)%	(0.5)%
Depreciation and amortization expense	521	490	6.4 %	6.1 %
Pre-Con-way acquisition environmental matter	35	—	0.4 %	— %
Legal matters	(13)	—	(0.2)%	— %
Transaction and integration costs	8	53	0.1 %	0.7 %
Restructuring costs	59	27	0.7 %	0.3 %
Operating income	656	660	8.0 %	8.2 %
Other income	(6)	(37)	(0.1)%	(0.5)%
Debt extinguishment loss	6	—	0.1 %	— %
Interest expense	219	223	2.7 %	2.8 %
Income before income tax provision	437	473	5.4 %	5.9 %
Income tax provision	121	86	1.5 %	1.1 %
Net income	$ 316	$ 387	3.9 %	4.8 %

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Our consolidated revenue for 2025 increased by 1.1% to $8.2 billion, compared with 2024. Foreign currency movement increased revenue by approximately 1.4 percentage points in 2025. After taking into effect the impact of foreign currency movements, revenue was essentially flat compared with 2024.

Salaries, wages and employee benefits includes compensation-related costs for our employees, including salaries, wages, incentive compensation, healthcare-related costs and payroll taxes, and covers drivers and dockworkers, operations and facility workers and employees in support roles and other positions. Salaries, wages and employee benefits in 2025 was $3.42 billion, or 42.0% of revenue, compared with $3.38 billion, or 41.8% of revenue, in 2024. The year-over-year increase as a percentage of revenue primarily reflects higher costs due to the insourcing of a greater proportion of linehaul from third-party transportation providers in our North American LTL segment and wage inflation.

Purchased transportation includes costs of procuring third-party freight transportation. Purchased transportation in 2025 was $1.66 billion, or 20.4% of revenue, compared with $1.70 billion, or 21.1% of revenue, in 2024. The year-over-year decrease as a percentage of revenue primarily reflects the insourcing of a greater proportion of linehaul from third-party transportation providers in our North American LTL segment, partially offset by higher purchased transportation in our European Transportation segment.

Fuel, operating expenses and supplies includes the cost of fuel purchased for use in our vehicles as well as related taxes, maintenance and lease costs for our equipment, including tractors and trailers, costs related to operating our owned and leased facilities, bad debt expense, third-party professional fees, information technology expenses and supplies expense. Fuel, operating expenses and supplies was $1.57 billion in 2025, or 19.3% of revenue, compared with $1.59 billion, or 19.7% of revenue, in 2024. The year-over-year decrease as a percentage of revenue primarily reflects lower fuel costs.

Operating taxes and licenses includes tax expenses related to our vehicles and our owned and leased facilities as well as license expenses to operate our vehicles. Operating taxes and licenses in 2025 was $83 million, compared with $80 million in 2024.

Insurance and claims includes costs related to vehicular and cargo claims for both purchased insurance and self-insurance programs. Insurance and claims in 2025 was $167 million, compared with $134 million in 2024. The year-over-year increase primarily reflects higher vehicular insurance costs in our North American LTL segment.

Gains on sales of property and equipment in 2025 was $17 million, compared with $40 million in 2024. The year-over-year decrease primarily reflects lower gains on real estate transactions in our North American LTL segment in 2025 compared with 2024.

Depreciation and amortization expense in 2025 was $521 million, compared with $490 million in 2024. The year-over-year increase reflects the impact of capital investments in property, tractors and trailers in our North American LTL segment.

Pre-Con-way acquisition environmental matter for 2025 was a charge of $35 million, with no comparable charges in 2024. This matter relates to environmental and product liability claims involving truck and part manufacturing plants of a former subsidiary of Con-way, which they sold in 1981 long before XPO's acquisition of Con-way in 2015. The matter is solely related to a legacy Con-way truck manufacturing business and is unrelated to the operations of our North American LTL segment.

Legal matters was a gain of $13 million in 2025, with no comparable gain in 2024. The gain recognized in 2025 reflects the settlement of claims against certain truck manufacturers related to purchases by our European Transportation segment covering periods prior to our acquisition of Norbert Dentressangle SA in 2015.

Transaction and integration costs in 2025 were $8 million, compared with $53 million in 2024. The year-over-year decrease primarily relates to no further stock-based compensation costs in the current year for certain employees related to strategic initiatives.

Restructuring costs in 2025 were $59 million, compared with $27 million in 2024. We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure. In 2025, restructuring costs primarily reflect share-based compensation in Corporate, and severance and related charges incurred in connection with headcount reduction initiatives in our European Transportation segment. In 2024, restructuring costs primarily related to headcount reduction initiatives in our European Transportation segment. For more information, see Note 5 —Restructuring Charges to our Consolidated Financial Statements.

Other income primarily consists of pension income for both 2025 and 2024, while 2024 also includes investment income. Other income for 2025 was $6 million, compared with $37 million in 2024. The year-over-year decrease reflects a $19 million decline in pension income and a $13 million decline in investment income related to the sale of a past investment in a private company in 2024.

Debt extinguishment loss was $6 million in 2025, which related to the refinancing of our term loan facility in the first quarter of 2025. There was no debt extinguishment loss in 2024.

Interest expense for 2025 decreased 1.8% to $219 million, from $223 million in 2024. The decrease is primarily due to a reduction in our debt coupled with lower interest rates on our variable rate debt, partially offset by lower interest income. We anticipate interest expense to be between $205 million and $215 million in 2026.

Our consolidated income before income tax provision in 2025 was $437 million, compared with $473 million in 2024. The decrease was primarily driven by lower other income and operating income. With respect to our U.S. operations, income before income tax provision was $456 million in 2025, compared with income of $486 million in 2024. The decrease was primarily due to lower revenue, higher insurance and claims, lower gains on real estate transactions, higher depreciation and amortization, higher costs related to legal matters, higher restructuring costs, and lower other income, partially offset by lower purchased transportation and lower transaction and integration costs. With respect to our non-U.S. operations, loss before income tax provision was $19 million in 2025, compared

with a loss of $13 million in 2024. The increase in the loss is primarily due to higher purchased transportation, salaries, wages and employee benefits, and restructuring costs, partially offset by higher revenue and a gain on legal matters in 2025.

Our effective income tax rates were 27.8% and 18.1% in 2025 and 2024, respectively. The increase in our effective income tax rate for 2025 compared to 2024 was primarily driven by a one-time tax benefit of $41 million associated with the legal entity reorganization in our European Transportation business that occurred in the second quarter of 2024, partially offset by $6 million in U.S. foreign tax credits recognized in 2025. For 2025, our effective tax rate was impacted by $12 million from non-deductible compensation and $12 million from losses for which no tax benefit can be recognized partially offset by $6 million in U.S. foreign tax credits. For 2024, our effective tax rate was impacted by $49 million of discrete tax benefits, the largest of which was a $41 million benefit from the legal entity reorganization in our European Transportation business, offset by $16 million from non-deductible compensation and $9 million from losses for which no tax benefit can be recognized.

As previously disclosed, we expected the legal entity reorganization in our European Transportation business to generate a net cash refund of approximately $45 million. In 2024, we made tax payments of $7 million and in 2025 we received a cash refund of $49 million. We expect to receive the remaining $3 million cash refund in 2026.

Segment Financial Results

Our chief operating decision maker ("CODM") regularly reviews financial information at the operating segment level to allocate resources to the segments and to assess their performance. For our North American LTL and European Transportation segments, our CODM evaluates segment profit (loss) based on adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), which we define as income from continuing operations before debt extinguishment loss, interest expense, income tax provision, depreciation and amortization expense, legal matters, transaction and integration costs, restructuring costs and other adjustments. Segment adjusted EBITDA includes an allocation of corporate costs. See Note 3—Segment Reporting and Geographic Information for further information and a reconciliation of adjusted EBITDA to Income from continuing operations.

North American Less-Than-Truckload Segment

	Years Ended December 31,		Percent of Revenue	
(Dollars in millions)	**2025**	**2024**	**2025**	**2024**
Revenue	$ 4,832	$ 4,899		
Adjusted EBITDA [(1)]	1,142	1,115	23.6 %	22.8 %
Depreciation and amortization expense	381	346	7.9 %	7.1 %

(1) Percent of Revenue is calculated using the underlying unrounded amounts.

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenue in our North American LTL segment decreased 1.4% to $4.8 billion in 2025, compared with $4.9 billion in 2024. Revenue included fuel surcharge revenue of $731 million and $785 million, respectively, for the years ended December 31, 2025 and 2024. The decrease in fuel surcharge revenue was primarily driven by lower diesel prices and lower volume.

We evaluate the revenue performance of our LTL business using several commonly used metrics, including tonnage (weight per day in pounds) and yield, which is a commonly used measure of LTL pricing trends. We measure yield using gross revenue per hundredweight, excluding fuel surcharges. Impacts on yield can include weight per shipment and length of haul, among other factors, while impacts on tonnage can include shipments per day and weight per shipment. The following table summarizes our key revenue metrics:

	Years Ended December 31,		
	2025	**2024**	**Change %**
Pounds per day (thousands)	65,268	69,606	(6.2)%
Shipments per day	49,420	51,508	(4.1)%
Average weight per shipment (in pounds)	1,321	1,351	(2.3)%
Gross revenue per hundredweight, excluding fuel surcharges	$ 25.39	$ 23.94	6.0 %

Percentages presented are calculated using the underlying unrounded amounts.

The year-over-year decrease in revenue for 2025, excluding fuel surcharge revenue, reflects lower tonnage, almost entirely offset by higher yield, primarily related to our improvements in service quality and the benefit of numerous pricing initiatives. The decrease in tonnage per day reflects lower shipments per day and lower average weight per shipment.

Adjusted EBITDA was $1.14 billion in 2025, compared with $1.12 billion in 2024. Adjusted EBITDA included gains from real estate transactions of $15 million for the year ended December 31, 2025 and $34 million in 2024. Excluding these gains, the increase in adjusted EBITDA reflected higher yield, lower purchased transportation, productivity improvements and lower maintenance costs, partially offset by lower tonnage, lower fuel surcharge revenue, wage inflation, higher vehicular insurance costs and lower pension income.

Depreciation and amortization expense increased to $381 million in 2025 compared with $346 million in 2024 due to the impact of capital investments in property, tractors and trailers.

European Transportation Segment

	Years Ended December 31,		Percent of Revenue	
(Dollars in millions)	**2025**	**2024**	**2025**	**2024**
Revenue	$ 3,324	$ 3,173		
Adjusted EBITDA [(1)]	147	158	4.4 %	5.0 %
Depreciation and amortization expense	136	140	4.1 %	4.4 %

(1) Percent of Revenue is calculated using the underlying unrounded amounts.

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenue in our European Transportation segment increased 4.8% to $3.3 billion in 2025, compared with $3.2 billion in 2024. Foreign currency movement increased revenue by approximately 3.6 percentage points in 2025.

Adjusted EBITDA was $147 million in 2025, compared with $158 million in 2024. The decrease in adjusted EBITDA was primarily driven by higher purchased transportation and salaries, wages and employee benefits, partially offset by higher revenue.

Depreciation and amortization expense decreased to $136 million in 2025 compared with $140 million in 2024.

Liquidity and Capital Resources

Our cash and cash equivalents balance was $310 million as of December 31, 2025, compared to $246 million as of December 31, 2024. Our principal existing sources of cash are (i) cash generated from operations; (ii) borrowings available under our Revolving Credit Facility (as defined below); and (iii) proceeds from the issuance of other debt. As of December 31, 2025, we have $600 million available to draw under our Revolving Credit Facility, after considering outstanding letters of credit of less than $1 million. Additionally, we have a $200 million uncommitted secured evergreen letter of credit facility, under which we have issued $133 million in aggregate face amount of letters of credit as of December 31, 2025.

In February 2025, we terminated our Second Amended and Restated Revolving Credit Agreement, as amended, and entered into a Revolving Credit Agreement (the "Revolving Credit Agreement"). The Revolving Credit Agreement provides for revolving credit commitments in an aggregate amount of $600 million (the "Revolving Credit Facility"). See Note 11—Debt to our Consolidated Financial Statements for further information.

As of December 31, 2025, we had approximately $910 million of total liquidity. We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. We believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months.

Trade Receivables Securitization and Factoring Programs

We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We also sell trade accounts receivable under a securitization program for our European transportation business. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers. For more information, see Note 2 —Significant Accounting Policies to our Consolidated Financial Statements.

The maximum amount of net cash proceeds available at any one time under our securitization program, inclusive of any unsecured borrowings, is €200 million (approximately $235 million as of December 31, 2025). As of December 31, 2025, the maximum amount available under the program was utilized. Under the securitization program, we service the receivables we sell on behalf of the purchasers. In January 2026, the program was amended to extend the maturity date through March 2029.

Information related to the trade receivables sold was as follows:

		Years Ended December 31,		
(In millions)		2025		2024
Securitization programs				
Receivables sold in period	$	1,881	$	1,762
Cash consideration		1,881		1,762
Factoring programs				
Receivables sold in period		70		79
Cash consideration		67		78

Term Loan Facility

In February 2025, we amended our Senior Secured Term Loan Credit Agreement. Pursuant to the amendment, the lenders provided the company (a) a term loan B facility in an aggregate principal amount of $700 million, maturing on May 24, 2028 (the "Refinancing Term Loan B-2 Facility"), and (b) a term loan B facility in an aggregate principal amount of $400 million, maturing on February 1, 2031 (the "Refinancing Term Loan B-3 Facility" and together with the Refinancing Term Loan B-2 Facility, the "Refinancing Term Loan Facilities"). The proceeds of the Refinancing Term Loan Facilities were used to refinance our existing term loans. We recorded a debt extinguishment loss of $5 million in the first quarter of 2025 due to this refinancing.

In the second half of 2025, we used cash on hand to repay $115 million of outstanding principal under the Refinancing Term Loan B-2 Facility, which was scheduled to mature in 2028.

The Refinancing Term Loan Facilities bear interest at a rate per annum equal to, at the Company's option, either alternate base rate ("ABR") or Term Secured Overnight Financing Rate ("SOFR") plus (i) in the case of ABR Loans, 0.75% or, (ii) in the case of Term SOFR Loans, 1.75%, which shall be reduced by 0.25% upon the achievement of a Consolidated First Lien Net Leverage Ratio (as defined in the Amended Term Loan Credit Agreement) of less than or equal to 1.21 to 1.00. The Refinancing Term Loan Facilities are secured by a lien on substantially all of our assets and the assets of our guarantors, with certain exceptions.

The Amended Term Loan Credit Agreement contains customary mandatory prepayment requirements, representations and warranties, events of default, reporting and other affirmative covenants and negative covenants, including limitations on indebtedness, liens, investments, dividends, repayments of junior financings and asset sales, in each case subject to a number of important exceptions and qualifications.

The weighted average interest rate of our term loans was approximately 5.4% as of December 31, 2025.

Share Repurchases

In March 2025, our Board of Directors authorized repurchases of up to $750 million of our common stock. The repurchase authorization permits us to purchase shares in both the open market and in private transactions, with the timing and number of shares dependent on a variety of factors, including price, general business and market conditions, alternative investment opportunities and funding considerations. We retire common shares that we repurchase upon settlement. The new share repurchase program has no expiration date and may be utilized over time, with no obligation to repurchase any specific number of shares. We may suspend or discontinue this program at any time. This plan replaced our previous share repurchase plan, authorized in February 2019.

During 2025, we repurchased 954 thousand shares of common stock with an aggregate value of $125 million at an average price of $130.96 per share. The share repurchases were funded by cash on hand. There were no share repurchases in 2024 and 2023. As of December 31, 2025, our remaining share repurchase authorization was $625 million.

Loan Covenants and Compliance

As of December 31, 2025, we were in compliance with the covenants and other provisions of our debt agreements. Any failure to comply with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations.

Sources and Uses of Cash

Our cash flows from operating, investing and financing activities from continuing operations, as reflected on our Consolidated Statements of Cash Flows, are summarized as follows:

	Years Ended December 31,	
(In millions)	**2025**	**2024**
Net cash provided by operating activities from continuing operations	986	808
Net cash used in investing activities from continuing operations	(616)	(702)
Net cash provided by (used in) financing activities from continuing operations	(339)	(226)

During 2025, we: (i) generated cash from operating activities from continuing operations of $986 million and (ii) generated proceeds from sales of property and equipment of $41 million. We used cash during this period primarily to: (i) purchase property and equipment of $657 million; (ii) repurchase common stock of $125 million; (iii) repay $115 million of outstanding principal under the Refinancing Term Loan B-2 Facility; (iv) make payments on debt and finance leases of $73 million; and (v) make net payments of $50 million related to tax withholding obligations in connection with the vesting of restricted shares.

During 2024, we: (i) generated cash from operating activities from continuing operations of $808 million and (ii) generated proceeds from sales of property and equipment of $75 million. We used cash during this period primarily to: (i) purchase property and equipment of $789 million; (ii) make payments of $129 million related to tax withholding obligations in connection with the vesting of restricted shares; and (iii) make payments on debt and finance leases of $82 million.

Cash flows from operating activities from continuing operations for 2025 increased by $178 million compared with 2024. The increase in 2025 compared with 2024 reflects: (i) the impact of operating assets and liabilities utilizing $45 million of cash in 2025, compared with utilizing $194 million in 2024; (ii) higher deferred tax expense of $42 million, that is added back in the determination of operating cash flows; (iii) higher non-cash depreciation and

amortization of $31 million, that is added back in the determination of operating cash flows; and (iv) lower gains on sales of property and equipment of $23 million, that is subtracted in the determination of operating cash flows. These items were partially offset by lower net income of $71 million.

As of December 31, 2025, we had $941 million of operating lease and related interest payment obligations, of which $204 million is due within the next twelve months. Additionally, we had operating leases that have not yet commenced with future undiscounted lease payments of $75 million. These operating leases will commence in 2026 with initial lease terms of 4 years to 15 years. For further information on our operating leases and their maturities, see Note 7—Leases to our Consolidated Financial Statements. As of December 31, 2025, we have approximately $75 million of purchase commitments, of which approximately $40 million is due within the next twelve months.

Investing activities from continuing operations used $616 million of cash in 2025 compared with $702 million used in 2024. During 2025, we used $657 million of cash to purchase property and equipment and received $41 million from sales of property and equipment. During 2024, we used $789 million of cash to purchase property and equipment and received $75 million of cash from sales of property and equipment, including $47 million related to the sale of a service center in our North American LTL segment in December 2024 from a planned service center relocation. In January 2025, the proceeds from this sale were used to purchase four new service centers that were previously leased. We anticipate gross capital expenditures to be between $500 million and $600 million in 2026, funded by cash on hand and available liquidity.

Financing activities from continuing operations used $339 million of cash in 2025 compared with $226 million of cash used in 2024. The primary uses of cash from financing activities during 2025 were $125 million to repurchase common stock, $115 million to repay outstanding principal under the Refinancing Term Loan B-2 Facility, which was scheduled to mature in 2028, $73 million to repay borrowings, primarily related to finance lease obligations, and $50 million to make net payments for tax withholdings on restricted shares, primarily during the first quarter of 2025. The primary uses of cash from financing activities during 2024 was $129 million to make payments for tax withholdings on restricted shares, primarily driven by a payment of approximately $85 million for tax withholdings on XPO restricted stock units that vested during December, and $82 million used to repay borrowings, primarily related to finance lease obligations.

As of December 31, 2025, we had $3.2 billion total outstanding principal amount of debt, excluding finance leases. We have no significant debt maturities until 2028. Interest on our Revolving Credit Facility and the Refinancing Term Loan Facilities is variable, while interest on our senior notes is at fixed rates. Future interest payments associated with our debt total $947 million at December 31, 2025, with $202 million payable within 12 months, and are estimated based on the principal amount of debt and applicable interest rates as of December 31, 2025. Additionally, as of December 31, 2025, we have $294 million of finance lease and related interest payment obligations, of which $62 million is due within the next twelve months. For further information on our debt facilities and maturities, see Note 11—Debt to our Consolidated Financial Statements. For further information on our finance lease maturities, see Note 7—Leases to our Consolidated Financial Statements.

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit plans for some employees in the U.S. Historically, we have realized income, rather than expense, from these plans. We generated aggregate income from our plans of $6 million in 2025, $25 million in 2024 and $18 million in 2023. The plans have been generating income due to their funded status and because they do not allow for new plan participants or additional benefit accruals.

Defined benefit pension plan amounts are calculated using various actuarial assumptions and methodologies. Assumptions include discount rates, inflation rates, expected long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used in recording the projected benefit obligations and fair value of plan assets represent our best estimates based on available information regarding historical experience and factors that may cause future expectations to differ. Differences in actual experience or changes in assumptions could materially impact our obligation and future expense or income.

Discount Rate

In determining the appropriate discount rate, we are assisted by actuaries who utilize a yield-curve model based on a universe of high-grade corporate bonds (rated AA or better by Moody's, S&P or Fitch rating services). The model determines a single equivalent discount rate by applying the yield curve to expected future benefit payments.

The discount rates used in determining the net periodic benefit costs and benefit obligations are as follows:

	Qualified Plans		Non-Qualified Plans	
	2025	2024	2025	2024
Discount rate - net periodic benefit costs	5.33 %	5.08 %	4.99% - 5.25%	5.02% - 5.05%
Discount rate - benefit obligations	5.40 %	5.63 %	4.60% - 5.20%	5.21% - 5.55%

An increase or decrease of 25 basis points in the discount rate would increase or decrease our 2025 pre-tax pension income by less than $1 million.

We use a full yield curve approach to estimate the interest cost component of net periodic benefit cost by applying specific spot rates along the yield curve used to determine the benefit obligation to each of the underlying projected cash flows based on time until payment.

Rate of Return on Plan Assets

We estimate the expected return on plan assets using current market data as well as historical returns. The expected return on plan assets is based on estimates of long-term returns and considers the plans' anticipated asset allocation over the course of the next year. The plan assets are managed using a long-term liability-driven investment strategy that seeks to mitigate the funded status volatility by increasing participation in fixed-income investments generally as funded status increases. This strategy was developed by analyzing a variety of diversified asset-class combinations in conjunction with the projected liabilities of the plans.

For the year ended December 31, 2025, our expected return on plan assets was $77 million, compared to the actual return on plan assets of $130 million. The actual annualized return on plan assets for 2025 was approximately 10%, which was above the expected return on asset assumption for the year due to strong equity and fixed income market returns. An increase or decrease of 25 basis points in the expected return on plan assets would increase or decrease our 2025 pre-tax pension income by approximately $3 million.

Actuarial Gains and Losses

Changes in the discount rate and/or differences between the expected and actual rate of return on plan assets results in unrecognized actuarial gains or losses. For our defined benefit pension plans, accumulated unrecognized actuarial losses were $167 million as of December 31, 2025. The portion of the unrecognized actuarial gain/loss that exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets at the beginning of the year is amortized and recognized as income/expense over the estimated average remaining life expectancy of plan participants.

Effect on Results

The effects of the defined benefit pension plans on our results consist primarily of the net effect of the interest cost on plan obligations and the expected return on plan assets. We estimate that the defined benefit pension plans will contribute annual pre-tax income in 2026 of approximately $14 million.

Funding

In determining the amount and timing of pension contributions, we consider our cash position, the funded status as measured by the Pension Protection Act of 2006 and generally accepted accounting principles, and the tax deductibility of contributions, among other factors. We made benefit payments of $5 million in both 2025 and 2024 under the non-qualified plans and we estimate that we will make benefit payments of $5 million in 2026.

For additional information, see Note 12—Employee Benefit Plans to our Consolidated Financial Statements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. A summary of our significant accounting policies is contained in Note 2—Significant Accounting Policies to our Consolidated Financial Statements. The methods, assumptions, and estimates that we use in applying our accounting policies may require us to apply judgments regarding matters that are inherently uncertain and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. We have identified below our accounting policies that we believe could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. Although actual results may differ from estimated results, we believe the estimates are reasonable and appropriate.

Evaluation of Goodwill

We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually as of August 31, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Our reporting units are our operating segments or one level below our operating segments for which discrete financial information is prepared and regularly reviewed by segment management. Application of the goodwill impairment test requires judgment, including the identification of reporting units, the assignment of assets and liabilities to reporting units, the assignment of goodwill to reporting units, and a determination of the fair value of each reporting unit.

Accounting guidance allows entities to perform a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If an entity determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the entity does not need to perform a quantitative analysis for that reporting unit. The qualitative assessment includes a review of macroeconomic conditions, industry and market considerations, internal cost factors, and overall financial performance, among other factors.

For our 2025 annual goodwill assessment, we performed a step-zero qualitative analysis for four of our reporting units. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of these reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment. For our other reporting unit, we performed a quantitative analysis using a combination of income and market approaches. The fair value of the reporting unit exceeded its carrying value, resulting in no impairment of goodwill.

For our 2024 annual goodwill assessment, we performed a step-zero qualitative analysis for two of our reporting units. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of these reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment. For our other three reporting units, we performed a quantitative analysis using a combination of income and market approaches. All reporting units had fair values in excess of their carrying values, resulting in no impairment of goodwill.

For our 2023 annual goodwill assessment, we performed a step-zero qualitative analysis for our five reporting units. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of each of our reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment.

The income approach of determining fair value is based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The discount rates reflect management's judgment and are based on a risk adjusted weighted-average cost of capital utilizing industry market data of businesses similar to the reporting units. Inherent in our preparation of cash flow projections are assumptions and estimates derived from a review of

our operating results, business plans, expected growth rates, cost of capital and tax rates. Our forecasts also reflect expectations concerning future economic conditions, interest rates and other market data. The market approach of determining fair value is generally based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. We believe this approach, which utilizes multiple valuation techniques, yields the most appropriate evidence of fair value.

Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit, and therefore could affect the likelihood and amount of potential impairment.

Self-Insurance Accruals

We use a combination of self-insurance programs and purchased insurance to provide for the costs of medical, casualty, liability, vehicular, cargo, workers' compensation, cyber risk and property claims. We periodically evaluate our level of insurance coverage and adjust our insurance levels based on risk tolerance, premium expense, and insurance availability. Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Additionally, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. We believe the actuarial methods are appropriate for measuring these self-insurance accruals. However, because of the number of claims and the length of time from incurrence of the claims to ultimate settlement, the use of any estimation method is sensitive to the assumptions and factors described above along with other external factors. Accordingly, changes in these assumptions and factors can affect the estimated liability and those amounts may be different than the actual costs paid to settle the claims.

Income Taxes

Our annual effective tax rate is based on our income and statutory tax rates in the various jurisdictions in which we operate. Judgment and estimates are required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. Evaluating our tax positions would include but not be limited to our tax positions on internal restructuring transactions as well as the spin-offs of RXO and GXO. We review our tax positions quarterly and as new information becomes available. Our effective tax rate in any financial statement period may be materially impacted by changes in the mix and/or level of earnings by taxing jurisdiction.

Deferred income tax assets represent amounts available to reduce income taxes payable in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing all available evidence, including the reversal of deferred tax liabilities, carrybacks available, and historical and projected pre-tax profits generated by our operations. Valuation allowances are established when, in management's judgment, it is more likely than not that our deferred tax assets will not be realized. In assessing the need for a valuation allowance, management weighs the available positive and negative evidence, including limitations on the use of tax losses and other carryforwards due to changes in ownership, historic information, and projections of future sources of taxable income that include and exclude future reversals of taxable temporary differences.

New Accounting Standards

Information related to new accounting standards is included in Note 2—Significant Accounting Policies.

ITEM 7A.   *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our market risk disclosures involve forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates and commodity price risk.

Interest Rate Risk

We have exposure to changes in interest rates on our debt, as follows:

Term Loan Facility. As of December 31, 2025, we had an aggregate principal amount outstanding of $985 million on our Term Loan Facility. The interest rate fluctuates based on the Secured Overnight Financing Rate ("SOFR") or a Base Rate, as defined in the agreement, plus an applicable margin. Assuming an average annual aggregate principal amount outstanding of $985 million, a hypothetical 1% increase in the interest rate would have increased our annual interest expense by $10 million. Additionally, we utilize short-term interest rate swaps to mitigate variability in forecasted interest payments on our Term Loan Facility. The interest rate swaps convert floating-rate interest payments into fixed rate interest payments.

Revolving Credit Facility. The interest rates on our Revolving Credit Facility fluctuate based on SOFR, the Canadian Overnight Repo Rate ("CORRA") or a Base Rate, as defined in the agreement, plus an applicable margin. Assuming our Revolving Credit Facility was fully drawn throughout 2025, a hypothetical 1% increase in the interest rate would have increased our annual interest expense by $6 million.

Fixed Rate Debt. As of December 31, 2025, we had $2.3 billion of fair value of indebtedness (excluding finance leases and asset financings) that bears interest at fixed rates. A 1% decrease in market interest rates as of December 31, 2025 would increase the fair value of our fixed-rate indebtedness by approximately 2%. For additional information concerning our debt, see Note 11—Debt to our Consolidated Financial Statements.

We also have exposure to changes in interest rates as a result of our cash balances, which totaled $310 million as of December 31, 2025 and generally earn interest income that approximates the federal funds rate. Assuming an annual average cash balance of $310 million, a hypothetical 1% increase in the interest rate would reduce our net interest expense by $3 million.

Foreign Currency Exchange Risk

A proportion of our net assets and income are in non-U.S. dollar ("USD") currencies, primarily the euro ("EUR") and British pound sterling ("GBP"). We are exposed to currency risk from potential changes in functional currency values of our foreign currency denominated assets, liabilities and cash flows. Consequently, a depreciation of the EUR or the GBP relative to the USD could have an adverse impact on our financial results.

As of December 31, 2025, a uniform 10% strengthening in the value of the USD relative to the EUR would have resulted in an increase in net assets of $12 million, including the impacts from cross currency swaps. As of December 31, 2025, a uniform 10% strengthening in the value of the USD relative to the GBP would have resulted in a decrease in net assets of $36 million. These theoretical calculations assume that an instantaneous, parallel shift in exchange rates occurs, which is not consistent with our actual experience in foreign currency transactions. Fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the impact of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

Commodity Price Risk

We are exposed to price fluctuations for diesel fuel purchased for use in our vehicles. During the year ended December 31, 2025, diesel prices fluctuated by as much as 14% in France, 32% in the United Kingdom, and 11% in the United States. We include fuel surcharge programs or other cost-recovery mechanisms in many of our customer contracts to mitigate the effect of any fuel price increases over base amounts established in the contract. For our North American LTL business, pricing agreements with customers include a fuel surcharge that is typically indexed to fuel prices published weekly by the U.S. Department of Energy. The extent to which we are able to recover increases in fuel costs may also be impacted by the amount of empty or out-of-route truck miles or engine idling time. See the applicable discussion under Item 1A, "Risk Factors."

ITEM 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

XPO, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of XPO, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Liabilities for self-insured claims

As discussed in Note 2 to the consolidated financial statements, the Company uses a combination of self-insurance programs and purchased insurance to provide for the costs of vehicular, and workers' compensation claims (self-insured claims). The Company records estimates of the undiscounted liability associated with claims incurred as of the balance sheet date, including estimates of claims incurred but not reported, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. These liabilities are recorded within accrued liabilities and other long-term liabilities as of December 31, 2025.

We identified the assessment of the estimated liabilities for self-insured claims as a critical audit matter. The evaluation of the uncertainty in the amounts that will ultimately be paid to settle these claims required subjective auditor judgment. Assumptions that may affect the estimated liability of claims include the consideration of historical cost experience, severity factors, and judgments about current and expected levels of cost per claims that have uncertainty related to future occurrences or events and conditions. Additionally, the Company's liabilities for self-insured claims included estimates for expenses of claims that have been incurred but have not been reported, and specialized skills were needed to evaluate the actuarial methods and assumptions used to make these estimates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's self-insurance process. This included controls over the assumptions used in estimating the liabilities for self-insured claims. In addition, for a sample of claims, we compared the Company's estimates of liabilities for individual self-insured claims to current available information, which included legal claims, incident and case reports, current and historical cost experience, or other evidence. We involved an actuarial professional with specialized skills and knowledge, who assisted in:

- comparing the Company's actuarial reserving methodologies with accepted actuarial methods and procedures

- evaluating assumptions used in determining the liability, including expected level of cost per claim, in relation to recent historical loss payment trends and demographic and severity factors

- developing an independent expected range of liabilities, including liabilities for claims that have been incurred but have not been recorded, based on actuarial methodologies

- comparing the Company's recorded liability to the independently developed liability range.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.

New York, New York

February 5, 2026


XPO, Inc.

Consolidated Balance Sheets


(In millions, except per share data)	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 310	$ 246
Accounts receivable, net of allowances of $40 and $50, respectively	1,035	977
Other current assets	285	283
Total current assets	1,630	1,505
Long-term assets		
Property and equipment, net of $2,360 and $2,019 in accumulated depreciation, respectively	3,664	3,402
Operating lease assets	777	727
Goodwill	1,547	1,461
Identifiable intangible assets, net of $580 and $499 in accumulated amortization, respectively	311	361
Other long-term assets	265	254
Total long-term assets	6,564	6,206
Total assets	$ 8,194	$ 7,712
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 455	$ 477
Accrued expenses	760	708
Short-term borrowings and current maturities of long-term debt	60	62
Short-term operating lease liabilities	166	127
Other current liabilities	113	46
Total current liabilities	1,555	1,420
Long-term liabilities		
Long-term debt	3,253	3,325
Deferred tax liability	482	393
Employee benefit obligations	86	85
Long-term operating lease liabilities	611	603
Other long-term liabilities	345	283
Total long-term liabilities	4,778	4,690
Stockholders' equity		
Common stock, $0.001 par value; 300 shares authorized; 117 shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	1,160	1,274
Retained earnings	888	572
Accumulated other comprehensive loss	(187)	(246)
Total equity	1,861	1,601
Total liabilities and equity	$ 8,194	$ 7,712


Amounts may not add due to rounding.

See accompanying notes to consolidated financial statements.


XPO, Inc.

Consolidated Statements of Income

(In millions, except per share data)		Years Ended December 31,				
		2025		2024		2023
Revenue	$	8,157	$	8,072	$	7,744
Salaries, wages and employee benefits		3,424		3,377		3,159
Purchased transportation		1,662		1,701		1,760
Fuel, operating expenses and supplies		1,571		1,589		1,623
Operating taxes and licenses		83		80		60
Insurance and claims		167		134		167
Gains on sales of property and equipment		(17)		(40)		(5)
Depreciation and amortization expense		521		490		432
Pre-Con-way acquisition environmental matter		35		—		—
Legal matters		(13)		—		8
Transaction and integration costs		8		53		58
Restructuring costs		59		27		44
Operating income		656		660		438
Other income		(6)		(37)		(15)
Debt extinguishment loss		6		—		25
Interest expense		219		223		168
Income from continuing operations before income tax provision		437		473		260
Income tax provision		121		86		68
Income from continuing operations		316		387		192
Loss from discontinued operations, net of taxes		—		—		(3)
Net income	$	316	$	387	$	189
Net income (loss)						
Continuing operations	$	316	$	387	$	192
Discontinued operations		—		—		(3)
Net income	$	316	$	387	$	189
Earnings (loss) per share data						
Basic earnings per share from continuing operations	$	2.69	$	3.33	$	1.66
Basic loss per share from discontinued operations		—		—		(0.02)
Basic earnings per share	$	2.69	$	3.33	$	1.64
Diluted earnings per share from continuing operations	$	2.64	$	3.23	$	1.62
Diluted loss per share from discontinued operations		—		—		(0.02)
Diluted earnings per share	$	2.64	$	3.23	$	1.60
Weighted-average common shares outstanding						
Basic weighted-average common shares outstanding		118		116		116
Diluted weighted-average common shares outstanding		119		120		118

Amounts may not add due to rounding.

See accompanying notes to consolidated financial statements.

**XPO, Inc.**

**Consolidated Statements of Comprehensive Income**

		Years Ended December 31,				
(In millions)		**2025**		**2024**		**2023**
Net income	$	316	$	387	$	189
Other comprehensive income (loss), net of tax						
Foreign currency translation gain (loss), net of tax effect of $19, $(9) and $12	$	39	$	(16)	$	28
Unrealized gain (loss) on financial assets/liabilities designated as hedging instruments, net of tax effect of $0, $0 and $1		(1)		2		—
Defined benefit plans adjustment, net of tax effect of $(6), $5 and $9		21		(15)		(23)
Other comprehensive income (loss)		59		(29)		5
Comprehensive income	$	375	$	359	$	194

Amounts may not add due to rounding.

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Cash Flows

(In millions)	Years Ended December 31, 2025	2024	2023
Cash flows from operating activities of continuing operations			
Net income	$ 316	$ 387	$ 189
Loss from discontinued operations, net of taxes	—	—	(3)
Income from continuing operations	316	387	192
Adjustments to reconcile income from continuing operations to net cash from operating activities			
Depreciation and amortization	521	490	432
Stock compensation expense	77	87	78
Accretion of debt	10	11	11
Deferred tax expense	99	57	31
Gains on sales of property and equipment	(17)	(40)	(5)
Other	24	11	54
Changes in assets and liabilities			
Accounts receivable	(47)	(47)	(46)
Other assets	(38)	(106)	(9)
Accounts payable	(22)	(8)	(48)
Accrued expenses and other liabilities	62	(33)	4
Net cash provided by operating activities from continuing operations	986	808	694
Cash flows from investing activities of continuing operations			
Payment for purchases of property and equipment	(657)	(789)	(1,533)
Proceeds from sale of property and equipment	41	75	29
Proceeds from settlement of cross currency swaps	—	—	2
Proceeds from sale of investment	—	12	—
Net cash used in investing activities from continuing operations	(616)	(702)	(1,502)
Cash flows from financing activities of continuing operations			
Proceeds from issuance of debt	—	—	2,962
Repurchase of debt	(115)	—	(2,117)
Repayment of debt and finance leases	(73)	(82)	(71)
Payment of debt issuance costs	(3)	(4)	(27)
Repurchase of common stock	(125)	—	—
Change in bank overdrafts	23	(9)	34
Payment for tax withholdings for restricted shares	(50)	(129)	(19)
Other	4	(1)	(1)
Net cash provided by (used in) financing activities from continuing operations	(339)	(226)	761

XPO, Inc.

Consolidated Statements of Cash Flows (continued)

	Years Ended December 31,		
(In millions)	2025	2024	2023
Cash flows from discontinued operations			
Operating activities of discontinued operations	—	—	(12)
Investing activities of discontinued operations	—	—	3
Financing activities of discontinued operations	—	—	—
Net cash used in discontinued operations	—	—	(9)
Effect of exchange rates on cash, cash equivalents and restricted cash	(1)	—	5
Net increase (decrease) in cash, cash equivalents and restricted cash	31	(120)	(51)
Cash, cash equivalents and restricted cash, beginning of year	298	419	470
Cash, cash equivalents and restricted cash, end of year	$ 330	$ 298	$ 419
Supplemental disclosure of cash flow information from continuing operations:			
Cash paid for interest	229	223	185

Amounts may not add due to rounding.

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2025, 2024 and 2023

(Shares in thousands, dollars in millions)	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount				
Balance as of December 31, 2022	115,435	$ —	$ 1,238	$ (4)	$ (222)	$ 1,012
Net income	—	—	—	189	—	189
Other comprehensive income	—	—	—	—	5	5
Exercise and vesting of stock compensation awards	638	—	—	—	—	—
Tax withholdings related to vesting of stock compensation awards	—	—	(20)	—	—	(20)
Stock compensation expense	—	—	78	—	—	78
Other	—	—	2	—	—	2
Balance as of December 31, 2023	116,073	$ —	$ 1,298	$ 185	$ (217)	$ 1,266
Net income	—	—	—	387	—	387
Other comprehensive loss	—	—	—	—	(29)	(29)
Exercise and vesting of stock compensation awards	1,101	—	—	—	—	—
Tax withholdings related to vesting of stock compensation awards	—	—	(110)	—	—	(110)
Stock compensation expense	—	—	87	—	—	87
Balance as of December 31, 2024	117,174	$ —	$ 1,274	$ 572	$ (246)	$ 1,601

XPO, Inc.

Consolidated Statements of Changes in Equity (continued)

For the Years Ended December 31, 2025, 2024 and 2023

(Shares in thousands, dollars in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2024	117,174	$ —	$ 1,274	$ 572	$ (246)	$ 1,601
Net income	—	—	—	316	—	316
Other comprehensive income	—	—	—	—	59	59
Exercise and vesting of stock compensation awards	734	—	—	—	—	—
Tax withholdings related to vesting of stock compensation awards	—	—	(70)	—	—	(70)
Retirement of common stock	(954)	—	(125)	—	—	(125)
Stock compensation expense	—	—	77	—	—	77
Other	—	—	4	—	—	4
Balance as of December 31, 2025	116,954	$ —	$ 1,160	$ 888	$ (187)	$ 1,861

Amounts may not add due to rounding.

See accompanying notes to consolidated financial statements.

1. Description of Business and Basis of Presentation

Nature of Operations

XPO, Inc., together with its subsidiaries ("XPO," "we" or the "Company"), is a leading provider of freight transportation services. We use our proprietary technology to move goods efficiently through our customers' supply chains in North America and Europe. See Note 3—Segment Reporting and Geographic Information for additional information on our operations.

Basis of Presentation

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that impact the amounts reported and disclosed in our consolidated financial statements and the accompanying notes. We prepared these estimates based on the most current and best available information, but actual results could differ materially from these estimates and assumptions.

Within our consolidated financial statements and the accompanying notes, certain amounts may not add due to the use of rounded numbers. Unless otherwise indicated, percentages presented are calculated from the underlying numbers in millions.

Consolidation

Our consolidated financial statements include the accounts of XPO, our wholly-owned subsidiaries, and our majority-owned subsidiaries and variable interest entity ("VIE") where we are the primary beneficiary. We have eliminated intercompany accounts and transactions.

To determine if we are a primary beneficiary of a VIE, we evaluate whether we are able to direct the activities that significantly impact the VIE's economic performance, including whether we control the operations of each VIE and whether we can operate the VIE under our brand or policies. Investors in the VIE only have recourse to the assets owned by the VIE and not to our general credit. We do not have implicit support arrangements with the VIE. We consolidate the VIE, which is comprised of the special purpose entity related to the European trade securitization program discussed below.

We have a controlling financial interest in entities generally when we own a majority of the voting interest.

2. Significant Accounting Policies

Revenue Recognition

We recognize revenue when we transfer control of promised products or services to customers in an amount equal to the consideration we expect to receive for those products or services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied.

We generate revenue by providing less-than-truckload and other transportation services for our customers. Additional services may be provided to our customers under their transportation contracts, including unloading and other incidental services. The transaction price is based on the consideration specified in the customer's contract.

A performance obligation is created when a customer under a transportation contract submits a bill of lading for the transport of goods from origin to destination. These performance obligations are satisfied as the shipments move from origin to destination. We recognize transportation revenue proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. Some of our customer contracts contain our promise to stand ready to provide transportation services. For these contracts, we recognize revenue on a straight-line basis over the term of the contract because the pattern of benefit to the customer, and our efforts to fulfill the contract, are generally distributed evenly throughout the period. Performance obligations are generally short-term, with transit times usually less than one week. Generally, customers are billed on shipment of the freight or on a monthly basis and make payment according to approved payment terms. When we do not control the specific services, we recognize revenue as the difference between the amount the customer pays us for the service less the amount we are charged by third parties who provide the service.

Generally, we can adjust our pricing based on contractual provisions related to achieving agreed-upon performance metrics, changes in volumes, services and market conditions. Revenue relating to these pricing adjustments is estimated and included in the consideration if it is probable that a significant revenue reversal will not occur in the future. The estimate of variable consideration is determined by the expected value or most likely amount method and factors in current, past and forecasted experience with the customer. Customers are billed based on terms specified in the revenue contract and they pay us according to approved payment terms.

Contract Costs

We expense the incremental costs of obtaining contracts when incurred if the amortization period of the assets is one year or less. These costs are included in Salaries, wages and employee benefits on our Consolidated Statements of Income.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. As of December 31, 2025, 2024 and 2023, our restricted cash included in Other long-term assets on our Consolidated Balance Sheets was $20 million, $53 million and $7 million, respectively. Our restricted cash balance as of December 31, 2024 included approximately $47 million of proceeds received from the sale of a service center in our North American LTL segment in December 2024 that was used to purchase four new service centers in January 2025 that were previously leased.

Accounts Receivable and Allowance for Credit Losses

We record accounts receivable at the contractual amount and we record an allowance for credit losses for the amount we estimate we may not collect. In determining the allowance for credit losses, we consider historical collection experience, the age of the accounts receivable balances, the credit quality and risk of our customers, any specific customer collection issues, current economic conditions, and other factors that may impact our customers' ability to pay. We write off accounts receivable balances once the receivables are no longer deemed collectible.

The roll-forward of the allowance for credit losses was as follows:

(In millions)		Years Ended December 31,				
		2025		2024		2023
Beginning balance	$	50	$	45	$	43
Provision charged to expense		26		21		33
Write-offs, less recoveries, and other adjustments		(37)		(16)		(31)
Ending balance	$	40	$	50	$	45

Trade Receivables Securitization and Factoring Programs

We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We account for these transactions as sales of receivables and present cash proceeds as cash provided by operating activities in the Consolidated Statements of Cash Flows. We also sell trade accounts receivable under a securitization program for our European transportation business. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers.

Under the trade receivables securitization program, a wholly-owned bankruptcy-remote special purpose entity of XPO sells trade receivables that originate with wholly-owned subsidiaries to unaffiliated entities. The program contains financial covenants customary for this type of arrangement, including maintaining a defined average days sales outstanding ratio. In January 2026, the program was amended to extend the maturity date through March 2029.

We account for transfers under our securitization and factoring arrangements as sales because we sell full title and ownership in the underlying receivables and control of the receivables is considered transferred. For these transfers, the receivables are removed from our Consolidated Balance Sheets at the date of transfer.

The maximum amount of net cash proceeds available at any one time under our securitization program, inclusive of any unsecured borrowings, is €200 million (approximately $235 million as of December 31, 2025). As of December 31, 2025, the maximum amount available under the program was utilized. The weighted average interest rate was 3.90% as of December 31, 2025.

Information related to the trade receivables sold was as follows:

(In millions)		Years Ended December 31,				
		2025		2024		2023
Securitization programs						
Receivables sold in period	$	1,881	$	1,762	$	1,815
Cash consideration		1,881		1,762		1,815
Factoring programs						
Receivables sold in period		70		79		103
Cash consideration		67		78		103

Property and Equipment

We generally record property and equipment at cost, or in the case of property and equipment acquired in a business combination, at fair value at the date of acquisition.

Maintenance and repair expenditures are charged to expense as incurred. For internally-developed computer software, all costs incurred during planning and evaluation are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized software also includes the fair value of acquired internal-use technology.

We compute depreciation expense on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Buildings and leasehold improvements	Term of lease to 40 years
Vehicles, tractors and trailers	3 to 14 years
Machinery and equipment	3 to 10 years
Computer software and equipment	1 to 5 years

Leases

We determine if an arrangement is a lease at inception. We recognize operating lease right-of-use assets and liabilities at the lease commencement date based on the estimated present value of the lease payments over the lease term. As most of our leases do not provide an implicit rate, we use incremental borrowing rates based on the information available at commencement date to determine the present value of future lease payments. This rate is determined from a hypothetical yield curve that takes into consideration market yield levels of our relevant debt outstanding as well as the corresponding index that matches our credit rating, and then adjusts as if the borrowings were collateralized.

We include options to extend or terminate a lease in the lease term when we are reasonably certain to exercise such options. We exclude variable lease payments (such as payments not based on an index or reimbursements of lessor costs) from our initial measurement of the lease liability. We recognize leases with an initial term of 12 months or less as lease expense over the lease term and those leases are not recorded on our Consolidated Balance Sheets. We account for lease and non-lease components within a contract as a single lease component for our real estate leases. For additional information on our leases, see Note 7—Leases.

Asset Retirement Obligations

A liability for an asset retirement obligation is recorded in the period in which it is incurred. When an asset retirement obligation liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. For each subsequent period, the liability is increased for accretion expense and the capitalized cost is depreciated over the useful life of the related asset.

Goodwill

We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually as of August 31, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Our reporting units are our operating segments or one level below our operating segments for which discrete financial information is prepared and regularly reviewed by segment management.

Accounting guidance allows entities to perform a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If an entity determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the entity does not need to perform a quantitative analysis for that reporting unit. The qualitative assessment includes a review of macroeconomic conditions, industry and market considerations, internal cost factors, and overall financial performance, among other factors.

For our 2025 annual goodwill assessment, we performed a step-zero qualitative analysis for four of our reporting units. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of these reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment. For our other reporting unit, we performed a quantitative analysis using a combination of income and market approaches. The fair value of the reporting unit exceeded its carrying value, resulting in no impairment of goodwill.

For our 2024 annual goodwill assessment, we performed a step-zero qualitative analysis for two of our reporting units. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of these reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment. For our other three reporting units, we performed a quantitative analysis using a combination of income and market approaches. All reporting units had fair values in excess of their carrying values, resulting in no impairment of goodwill.

For our 2023 annual goodwill assessment, we performed a step-zero qualitative analysis for our five reporting units. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of each of our reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment.

The income approach of determining fair value is based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for our business. The market approach of determining fair value is generally based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry.

Intangible Assets

Our intangible assets subject to amortization consist primarily of customer relationships and favorable leases.

We review long-lived assets to be held-and-used, including tangible assets and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired if the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount. An impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. We estimate fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. We amortize intangible assets on a straight-line basis or on a basis consistent with the pattern in which the economic benefits are realized. The estimated useful life for intangible assets at December 31, 2025 is 14 to 25 years.

Accrued Expenses

The components of accrued expenses as of December 31, 2025 and 2024 are as follows:

	As of December 31,	
(In millions)	**2025**	**2024**
Accrued salaries and wages	$ 244	$ 273
Accrued transportation and facility charges	218	184
Accrued insurance claims	109	88
Accrued taxes	106	93
Other accrued expenses	83	70
Total accrued expenses	$ 760	$ 708

Self-Insurance

We use a combination of self-insurance programs and purchased insurance to provide for the costs of medical, casualty, liability, vehicular, cargo, workers' compensation, cyber risk and property claims. We periodically evaluate our level of insurance coverage and adjust our insurance levels based on risk tolerance, premium expense, and insurance availability.

Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about

current and expected levels of cost per claim and retention levels. Changes in these assumptions and factors can impact actual costs paid to settle the claims and those amounts may be different than our estimates.

Advertising Costs

Advertising costs are expensed as incurred.

Stockholders' Equity

Shares purchased under our share repurchase program are retired upon settlement. We charge any excess of cost over par value to Additional paid-in capital if a balance is present. If Additional paid-in capital is fully depleted, any remaining excess of cost over par value will be charged to Retained earnings.

Accumulated Other Comprehensive Income (Loss)

The components of and changes in accumulated other comprehensive income (loss) ("AOCI"), net of tax, for the years ended December 31, 2025 and 2024, are as follows:

(In millions)	Foreign Currency Translation Adjustments	Derivative Hedges	Defined Benefit Plans Liability	AOCI Attributable to XPO
As of December 31, 2023	$ (91)	$ (2)	$ (124)	$ (217)
Other comprehensive income (loss)	(7)	3	(16)	(20)
Amounts reclassified from AOCI	(9)	(1)	1	(9)
Net current period other comprehensive income (loss)	(16)	2	(15)	(29)
As of December 31, 2024	(107)	—	(139)	(246)
Other comprehensive income	49	1	18	68
Amounts reclassified from AOCI	(10)	(2)	3	(9)
Net current period other comprehensive income (loss)	39	(1)	21	59
As of December 31, 2025	$ (68)	$ (1)	$ (118)	$ (187)

Income Taxes

We account for income taxes using the asset and liability method on a legal entity and jurisdictional basis, under which we recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. Our calculation relies on several factors, including pre-tax earnings, differences between tax laws and accounting rules, statutory tax rates, tax credits, uncertain tax positions, and valuation allowances. We use judgment and estimates in evaluating our tax positions. Evaluating our tax positions would include but not be limited to our tax positions on internal restructuring transactions as well as the spin-offs of RXO and GXO. Valuation allowances are established when, in our judgment, it is more likely than not that our deferred tax assets will not be realized based on all available evidence. We record Global Intangible Low-Taxed Income ("GILTI") tax as a period cost.

As of December 31, 2025 and 2024, our income tax receivable included in Other current assets on our Consolidated Balance Sheets was $53 million and $77 million, respectively.

Our tax returns are subject to examination by U.S. Federal, state and foreign taxing jurisdictions. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years. We recognize tax benefits from uncertain tax positions only if (based on the technical merits of the position) it is more likely than not that the tax positions will be sustained on examination by the tax authority. We adjust these tax liabilities, including related interest and penalties, based on the current facts and circumstances. We report tax-related interest and penalties as a component of income tax expense.

Foreign Currency Translation and Transactions

The assets and liabilities of our foreign subsidiaries that use their local currency as their functional currency are translated to U.S. dollars ("USD") using the exchange rate prevailing at each balance sheet date, with balance sheet currency translation adjustments recorded in AOCI on our Consolidated Balance Sheets. The assets and liabilities of our foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to USD. The results of operations of our foreign subsidiaries are translated to USD using average exchange rates prevailing for each period presented.

We convert foreign currency transactions recognized on our Consolidated Statements of Income to USD by applying the exchange rate prevailing on the date of the transaction. Gains and losses arising from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in Other income on our Consolidated Statements of Income.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:

- Level 1—Quoted prices for identical instruments in active markets;

- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and

- Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

We base our fair value estimates on market assumptions and available information. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and current maturities of long-term debt approximated their fair values as of December 31, 2025 and 2024 due to their short-term nature and/or being receivable or payable on demand. The Level 1 cash equivalents include money market funds valued using quoted prices in active markets and a cash deposit for the securitization program.

The fair value hierarchy of cash equivalents was as follows:

(In millions)	Carrying Value	Fair Value	Level 1
December 31, 2025	$ 285	$ 285	$ 285
December 31, 2024	205	205	205

We measure Level 1 equity investments at fair value on a recurring basis using quoted prices in active markets. We have no equity investments as of December 31, 2025, and, as of December 31, 2024, the value of our equity investment, reflected within Other current assets on our Consolidated Balance Sheets, was not material. During the year ended December 31, 2024, we recognized a gain on equity investments of $13 million in Other income on our Consolidated Statements of Income, while there was no material gain on equity investments in 2025.

For information on the fair value hierarchy of our derivative instruments, financial liabilities and defined benefit pension plan assets, see Note 10—Derivative Instruments, Note 11—Debt and Note 12—Employee Benefit Plans, respectively.

Derivative Instruments

We record all derivative instruments on our Consolidated Balance Sheets as assets or liabilities at fair value. Our accounting treatment for changes in the fair value of derivative instruments depends on whether the instruments have been designated and qualify as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the derivative

based on the exposure being hedged and assess, both at the hedge's inception and on an ongoing basis, whether the designated derivative instruments are highly effective in offsetting changes in earnings and cash flows of the hedged items. When a derivative instrument is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable, hedge accounting is discontinued prospectively. We link cash flow hedges to specific forecasted transactions or variability of cash flow to be paid.

The gain or loss resulting from fair value adjustments on cash flow hedges are recorded in AOCI on our Consolidated Balance Sheets until the hedged item is recognized in earnings and is presented in the same income statement line item as the earnings effect of the hedged item. The gains and losses on the net investment hedges are recorded as cumulative translation adjustments in AOCI to the extent that the instruments are effective in hedging the designated risk. Gains and losses on cash flow hedges and net investment hedges representing hedge components excluded from the assessment of effectiveness will be amortized into Interest expense on our Consolidated Statements of Income in a systematic manner.

Defined Benefit Pension Plans

We calculate defined benefit pension plan obligations using various actuarial assumptions and methodologies. Assumptions include discount rates, inflation rates, expected long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used in recording the projected benefit obligation and fair value of plan assets represent our best estimates based on available information regarding historical experience and factors that may cause future expectations to differ. Our obligation and future expense amounts could be materially impacted by differences in actual experience or changes in assumptions.

The impact of plan amendments, actuarial gains and losses and prior-service costs are recorded in AOCI and are generally amortized as a component of net periodic benefit cost over the remaining service period of the active employees covered by the defined benefit pension plans. Unamortized gains and losses are amortized only to the extent they exceed 10% of the higher of the fair value of plan assets or the projected benefit obligation of the respective plan.

Stock-Based Compensation

We account for stock-based compensation based on the equity instrument's grant date fair value. For grants of restricted stock units ("RSUs") subject to service-based or performance-based vesting conditions only, we establish the fair value based on the market price on the date of the grant. For grants of RSUs subject to market-based vesting conditions, we establish the fair value using the Monte Carlo simulation lattice model. We determined the fair value of our stock-based awards based on our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We account for forfeitures as they occur.

We recognize the grant date fair value of equity awards as compensation cost over the requisite service period. We recognize expense for our performance-based restricted stock units ("PSUs") over the awards' requisite service period based on the number of awards expected to vest with consideration to the actual and expected financial results. We do not recognize expense until achievement of the performance targets for a PSU award is considered probable.

Adoption of New Accounting Standard

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326)." In developing forecasts as part of estimating expected credit losses, the ASU allows entities to elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. We early adopted this standard in the fourth quarter of 2025, and it did not have a material impact on our financial statements.

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The ASU modifies income tax disclosures by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliations and (ii) the disclosure of income taxes paid disaggregated by jurisdiction, among other requirements. We adopted this standard on a

retrospective basis for the 2025 annual period. The impact is limited to financial statement disclosures. See Note 15 —Income Taxes.

Accounting Pronouncements Issued but Not Yet Effective

In December 2025, the FASB issued ASU 2025-10, "Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities." This ASU provides recognition, measurement and presentation guidance for government grants received by business entities and is effective for annual and interim periods beginning in 2029. Early adoption is permitted. We are currently evaluating the impact of the new standard.

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)." The ASU updates the guidance on accounting for internal-use software costs by (i) removing all references to software development stages, and (ii) requiring that an entity capitalize software costs when both management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. This ASU is effective for annual and interim periods beginning in 2028. Early adoption is permitted. We are currently evaluating the impact of the new standard.

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)." The ASU requires new tabular disclosures disaggregating prescribed expense categories within relevant income statement captions. In addition, the ASU requires disclosure of the total amount of selling expenses and, in annual periods, an entity's definition of selling expenses, among other disclosure requirements. This ASU is effective for annual periods beginning in 2027, and for interim periods beginning January 1, 2028. Early adoption is permitted. We are currently evaluating the impact of the new standard, which is limited to financial statement disclosures.

3. Segment Reporting and Geographic Information

We are organized into two reportable segments: North American LTL, the largest component of our business, and European Transportation.

In our North American LTL segment, we provide shippers with geographic density and day-definite domestic and cross-border services to the U.S., as well as Mexico, Canada and the Caribbean. Our North American LTL segment also includes the results of our trailer manufacturing operation.

In our European Transportation segment, we serve an extensive base of customers within the consumer, trade and industrial markets. We offer dedicated truckload, LTL, full truckload brokerage, warehousing, managed transportation, last mile, freight forwarding, and multimodal solutions.

Corporate includes corporate headquarters costs for executive officers and certain legal and financial functions, and other costs and credits not attributed to our reportable segments.

Our chief operating decision maker ("CODM") is our chief executive officer. Our CODM regularly reviews financial information at the operating segment level to allocate resources to the segments and to assess their performance. We include items directly attributable to a segment, and those that can be allocated on a reasonable basis, including corporate costs, in segment results reported to the CODM. We do not provide asset information by segment to the CODM.

Our CODM evaluates segment profit (loss) based on adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), which we define as income from continuing operations before debt extinguishment loss, interest expense, income tax provision, depreciation and amortization expense, legal matters, transaction and integration costs, restructuring costs and other adjustments.

Our CODM uses adjusted EBITDA to allocate resources, including property and equipment and financial or capital resources, to the segments and to assess their performance by monitoring budget-to-actual and year-over-year variances.

The following tables present revenue and significant segment expenses that are included within adjusted EBITDA:

(in millions)	North American LTL		European Transportation		Corporate [1]		Total	
			Year Ended December 31, 2025					
Revenue	$	4,832	$	3,324	$	—	$	8,157
Salaries, wages and employee benefits		2,520		888		15		3,424
Purchased transportation		123		1,539		—		1,662
Fuel, operating expenses and supplies		885		686		1		1,571
Operating taxes and licenses		67		17		—		83
Insurance and claims		111		55		1		167
Gains on sales of property and equipment		(9)		(8)		—		(17)
Pension (income) expense		(6)		1		—		(6)
Other (income) expense		—		1		(1)		—
Adjusted EBITDA	$	1,142	$	147	$	(16)	$	1,272

(in millions)	North American LTL		European Transportation		Corporate [1]		Total	
			Year Ended December 31, 2024					
Revenue	$	4,899	$	3,173	$	—	$	8,072
Salaries, wages and employee benefits		2,515		846		16		3,377
Purchased transportation		248		1,454		—		1,701
Fuel, operating expenses and supplies		928		661		—		1,589
Operating taxes and licenses		65		15		—		80
Insurance and claims		80		51		3		134
Gains on sales of property and equipment		(27)		(14)		—		(40)
Pension (income) expense		(25)		1		—		(25)
Other (income) expense		—		1		(12)		(12)
Adjusted EBITDA	$	1,115	$	158	$	(7)	$	1,266

(in millions)	North American LTL		European Transportation		Corporate [1]		Total	
			Year Ended December 31, 2023					
Revenue	$	4,671	$	3,073	$	—	$	7,744
Salaries, wages and employee benefits		2,346		795		18		3,159
Purchased transportation		366		1,394		—		1,760
Fuel, operating expenses and supplies		956		661		6		1,623
Operating taxes and licenses		48		12		—		60
Insurance and claims		102		59		6		167
(Gains) losses on sales of property and equipment		8		(13)		—		(5)
Pension (income) expense		(17)		—		—		(17)
Other (income) expense		(2)		2		1		1
Adjusted EBITDA	$	864	$	163	$	(31)	$	996

(1) Primarily represents unallocated corporate costs, as well as investment income of approximately $13 million within Other (income) expense in 2024.

The following table presents adjusted EBITDA by segment and provides a reconciliation to consolidated income from continuing operations:

(in millions)	Years Ended December 31,					
	2025		**2024**		**2023**	
Adjusted EBITDA						
North American LTL	$	1,142	$	1,115	$	864
European Transportation		147		158		163
Corporate		(16)		(7)		(31)
Total Adjusted EBITDA		1,272		1,266		996
Less:						
Debt extinguishment loss		6		—		25
Interest expense		219		223		168
Income tax provision		121		86		68
Depreciation and amortization expense		521		490		432
Pre-Con-way acquisition environmental matter [1]		35		—		—
Legal matters [2]		(13)		—		8
Transaction and integration costs		8		53		58
Restructuring costs		59		27		44
Other		—		—		1
Income from continuing operations	$	316	$	387	$	192

(1) Relates to environmental and product liability claims involving a former subsidiary of Con-way, which was sold prior to XPO's acquisition of Con-way in 2015.

(2) In 2025, reflects the settlement of claims against certain truck manufacturers related to purchases by our European Transportation segment covering periods prior to our acquisition of Norbert Dentressangle SA in 2015. For 2023, see Note 17— Commitments and Contingencies for further information on the California Environmental Matters.

The following table presents depreciation and amortization expense by segment:

(in millions)	Years Ended December 31,					
	2025		**2024**		**2023**	
Depreciation and amortization expense						
North American LTL	$	381	$	346	$	291
European Transportation		136		140		136
Corporate		4		4		5
Total	$	521	$	490	$	432

As of December 31, 2025 and 2024, we held long-lived tangible assets outside of the U.S., including right of use assets, of $844 million and $715 million, respectively.

4. Revenue Recognition

Disaggregation of Revenues

Our revenue disaggregated by geographic area based on sales office location was as follows:

(In millions)	North American LTL		European Transportation		Total	
Year Ended December 31, 2025						
Revenue						
United States	$	4,726	$	—	$	4,726
North America (excluding United States)		106		—		106
France		—		1,305		1,305
United Kingdom		—		1,142		1,142
Europe (excluding France and United Kingdom)		—		877		877
Total	$	4,832	$	3,324	$	8,157

(In millions)	North American LTL		European Transportation		Total	
Year Ended December 31, 2024						
Revenue						
United States	$	4,792	$	—	$	4,792
North America (excluding United States)		107		—		107
France		—		1,277		1,277
United Kingdom		—		1,023		1,023
Europe (excluding France and United Kingdom)		—		873		873
Total	$	4,899	$	3,173	$	8,072

(In millions)	North American LTL		European Transportation		Total	
Year Ended December 31, 2023						
Revenue						
United States	$	4,572	$	—	$	4,572
North America (excluding United States)		99		—		99
France		—		1,291		1,291
United Kingdom		—		905		905
Europe (excluding France and United Kingdom)		—		877		877
Total	$	4,671	$	3,073	$	7,744

5. Restructuring Charges

We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure. These actions primarily relate to business optimization initiatives and generally include severance and facility-related costs, including impairment of lease assets, as well as contract termination costs, and are intended to improve our efficiency and profitability.

Our restructuring-related activity was as follows:

(In millions)	Reserve Balance as of December 31, 2024	Year Ended December 31, 2025				Reserve Balance as of December 31, 2025
		Charges Incurred	Payments	Foreign Exchange and Other		
Severance						
North American LTL	$ 3	$ 4	$ (5)	$ —	$	1
European Transportation	1	21	(19)	—		3
Corporate	1	10	(4)	—		7
Total	$ 5	$ 35	$ (28)	$ (1)	$	11

In addition to the severance charges noted in the table above, we recorded restructuring-related charges in our North American LTL segment, European Transportation segment and Corporate of $1 million, $6 million and $16 million, respectively, during 2025, which are primarily non-cash.

We expect that the majority of the cash outlays related to the severance charges incurred in 2025 will be completed within 12 months.

(In millions)	Reserve Balance as of December 31, 2023	Year Ended December 31, 2024				Reserve Balance as of December 31, 2024
		Charges Incurred	Payments	Foreign Exchange and Other		
Severance						
North American LTL	$ 2	$ 3	$ (3)	$ 1	$	3
European Transportation	1	16	(16)	—		1
Corporate	8	2	(8)	(1)		1
Total	$ 11	$ 21	$ (27)	$ —	$	5

In addition to the severance charges noted in the table above, we recorded non-cash charges in our North American LTL segment, European Transportation segment and Corporate of $4 million, $1 million and $1 million, respectively, during 2024.

6. Property and Equipment

(In millions)	December 31,			
	2025		2024	
Property and equipment				
Land	$	920	$	879
Buildings and leasehold improvements		1,017		874
Vehicles, tractors and trailers		3,033		2,746
Machinery and equipment		330		291
Computer software and equipment		724		633
		6,024		5,422
Less: accumulated depreciation and amortization		(2,360)		(2,019)
Total property and equipment, net	$	3,664	$	3,402
Net book value of capitalized internally-developed software included in property and equipment, net	$	100	$	112

Depreciation of property and equipment and amortization of computer software was $467 million, $432 million and $376 million for the years ended December 31, 2025, 2024 and 2023, respectively.

7. Leases

Most of our leases are real estate leases. In addition, we lease trucks, trailers and material handling equipment.

The components of our lease expense were as follows:

(In millions)	Years Ended December 31,					
	2025		2024		2023	
Operating lease cost	$	225	$	213	$	199
Short-term lease cost		38		39		47
Variable lease cost		25		33		27
Total operating lease cost	$	288	$	285	$	273
Finance lease cost:						
Amortization of leased assets	$	60	$	61	$	59
Interest on lease liabilities		8		8		6
Total finance lease cost	$	68	$	69	$	65
Total lease cost	$	356	$	354	$	338

Supplemental balance sheet information related to leases was as follows:

(In millions)	December 31,			
	2025		**2024**	
Operating leases:				
Operating lease assets	$	777	$	727
Short-term operating lease liabilities	$	166	$	127
Operating lease liabilities		611		603
Total operating lease liabilities	$	777	$	730
Finance leases:				
Property and equipment, gross	$	471	$	408
Accumulated depreciation		(235)		(205)
Property and equipment, net	$	236	$	203
Short-term borrowings and current maturities of long-term debt	$	54	$	52
Long-term debt		195		158
Total finance lease liabilities	$	248	$	210
Weighted-average remaining lease term:				
Operating leases		6 years		7 years
Finance leases		7 years		8 years
Weighted-average discount rate:				
Operating leases		5.46 %		5.47 %
Finance leases		3.88 %		3.69 %

Supplemental cash flow information related to leases was as follows:

(In millions)	Years Ended December 31,					
	2025		**2024**		**2023**	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$	247	$	216	$	201
Operating cash flows for finance leases		8		8		6
Financing cash flows for finance leases		63		72		68
Leased assets obtained in exchange for new lease obligations:						
Operating leases		220		207		118
Finance leases		80		47		94

Net operating lease activity, including the reduction of the operating lease asset and the accretion of the operating lease liability, are reflected in operating activities on our Consolidated Statements of Cash Flows.

Maturities of lease liabilities as of December 31, 2025 were as follows:

(In millions)	Finance Leases	Operating Leases
2026	$ 62	$ 204
2027	59	188
2028	46	145
2029	36	105
2030	28	78
Thereafter	63	220
Total lease payments	294	941
Less: interest	(45)	(163)
Present value of lease liabilities	$ 248	$ 777

As of December 31, 2025, we had additional operating leases that have not yet commenced with future undiscounted lease payments of $75 million. These operating leases will commence in 2026 with initial lease terms of 4 years to 15 years.

8. Goodwill

(In millions)	North American LTL	European Transportation [1]	Total
Goodwill as of December 31, 2023	$ 726	$ 772	$ 1,498
Impact of foreign exchange translation	—	(37)	(37)
Goodwill as of December 31, 2024	726	735	1,461
Impact of foreign exchange translation	—	85	85
Goodwill as of December 31, 2025	$ 726	$ 820	$ 1,547

(1) European Transportation goodwill balances presented above are net of $64 million accumulated impairment losses.

As described in Note 2—Significant Accounting Policies, we recorded no impairment losses in 2025, 2024 and 2023.

9. Intangible Assets

(In millions)	December 31, 2025		December 31, 2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangibles				
Customer relationships	$ 825	$ 574	$ 795	$ 497
Favorable leases	65	5	65	3
Total	$ 891	$ 580	$ 860	$ 499

We did not recognize any impairment of our identified intangible assets in 2025, 2024 and 2023.

Estimated future amortization expense for amortizable intangible assets for the next five years is as follows:

(In millions)	2026	2027	2028	2029	2030	Thereafter
Estimated amortization expense	$ 59	$ 59	$ 46	$ 36	$ 36	$ 75

Actual amounts of amortization expense may differ from estimated amounts due to changes in foreign currency exchange rates, additional intangible asset acquisitions, future impairment of intangible assets, accelerated amortization of intangible assets and other events.

Intangible asset amortization expense was $58 million, $57 million and $54 million for the years ended December 31, 2025, 2024 and 2023, respectively.

10. Derivative Instruments

In the normal course of business, we are exposed to risks arising from business operations and economic factors, including fluctuations in interest rates and foreign currencies. We use derivative instruments to manage the volatility related to these exposures. The objective of these derivative instruments is to reduce fluctuations in our earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. These financial instruments are not used for trading or other speculative purposes. Historically, we have not incurred, and do not expect to incur in the future, any losses as a result of counterparty default.

The fair value of our derivative instruments and the related notional amounts were as follows:

		December 31, 2025				
		Derivative Assets		Derivative Liabilities		
(In millions)	Notional Amount	Balance Sheet Caption	Fair Value	Balance Sheet Caption	Fair Value	
Derivatives designated as hedges						
Cross-currency swap agreements	$ 284	Other current assets	$ —	Other current liabilities	$ (32)	
Cross-currency swap agreements	369	Other long-term liabilities	—	Other long-term liabilities	(44)	
Interest rate swaps	550	Other current assets	—	Other current liabilities	(2)	
Total			$ —		$ (78)	

		December 31, 2024				
		Derivative Assets		Derivative Liabilities		
(In millions)	Notional Amount	Balance Sheet Caption	Fair Value	Balance Sheet Caption	Fair Value	
Derivatives designated as hedges						
Cross-currency swap agreements	$ 652	Other long-term assets	$ 7	Other long-term liabilities	$ (5)	
Interest rate swaps	200	Other current assets	—	Other current liabilities	—	
Total			$ 7		$ (5)	

The derivatives are classified as Level 2 within the fair value hierarchy. The derivatives are valued using inputs other than quoted prices such as foreign exchange rates and yield curves.

The effect of derivative and nonderivative instruments designated as hedges on our Consolidated Statements of Income was as follows:

(In millions)	Amount of Gain (Loss) Recognized in Other Comprehensive Loss on Derivatives			Amount of Gain Reclassified from AOCI into Net Income			Amount of Gain Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing)		
	Years Ended December 31,								
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Derivatives designated as cash flow hedges									
Interest rate swaps	$ (2)	$ 2	$ (1)	$ 2	$ 1	$ 3	$ —	$ —	$ —
Derivatives designated as net investment hedges									
Cross-currency swap agreements	(79)	36	(21)	—	—	—	10	9	9
Total	$ (81)	$ 38	$ (22)	$ 2	$ 1	$ 3	$ 10	$ 9	$ 9

Cross-Currency Swap Agreements

We enter into cross-currency swap agreements to manage the foreign currency exchange risk related to our international operations by effectively converting our fixed-rate USD-denominated debt, including the associated interest payments, to fixed-rate, euro ("EUR")-denominated debt. The risk management objective of these transactions is to manage foreign currency risk relating to net investments in subsidiaries denominated in foreign currencies and reduce the variability in the functional currency equivalent cash flows of this debt.

During the term of the swap contracts, we receive interest on a quarterly basis from the counterparties based on USD fixed interest rates, and we pay interest, also on a quarterly basis, to the counterparties based on EUR fixed interest rates. At maturity, we will repay the original principal amount in EUR and receive the principal amount in USD. These agreements expire at various dates through 2027.

We designated these cross-currency swaps as qualifying hedging instruments and account for them as net investment hedges. We apply the simplified method of assessing the effectiveness of our net investment hedging relationships. Under this method, for each reporting period, the change in the fair value of the cross-currency swaps is initially recognized in AOCI. The change in the fair value due to foreign exchange remains in AOCI and the initial component excluded from effectiveness testing will initially remain in AOCI and then will be reclassified from AOCI to Interest expense each period in a systematic manner. Cash flows related to the periodic exchange of interest payments for these net investment hedges are included in Cash flows from operating activities of continuing operations on our Consolidated Statements of Cash Flows.

During 2023, we received approximately $2 million related to cross-currency swaps that were settled during the period. The fair value adjustments related to these swaps remain in AOCI and partially offset foreign currency translation adjustment losses on our net investments in foreign subsidiaries. The proceeds were included in Cash flows from investing activities of continuing operations on our Consolidated Statements of Cash Flows.

Interest Rate Hedging

We execute short-term interest rate swaps to mitigate variability in forecasted interest payments on our Refinancing Term Loan Facilities (defined below). The interest rate swaps convert floating-rate interest payments into fixed rate interest payments. We designated the interest rate swaps as qualifying hedging instruments and account for these derivatives as cash flow hedges. Our outstanding interest rate swaps mature in the fourth quarter of 2026.

We record gains and losses resulting from fair value adjustments to the designated portion of interest rate swaps in AOCI and reclassify them to Interest expense on the dates that interest payments accrue. Cash flows related to the interest rate swaps are included in Cash flows from operating activities of continuing operations on our Consolidated Statements of Cash Flows.

11. Debt

(In millions)	December 31, 2025		December 31, 2024	
	Principal Balance	Carrying Value	Principal Balance	Carrying Value
Term loan facility	$ 985	$ 978	$ 1,100	$ 1,089
6.25% senior secured notes due 2028	830	825	830	823
7.125% senior notes due 2031	450	446	450	445
7.125% senior notes due 2032	585	577	585	576
6.70% senior debentures due 2034	300	230	300	225
Finance leases, asset financing and other	257	257	228	228
Total debt	3,407	3,313	3,493	3,387
Short-term borrowings and current maturities of long-term debt	60	60	62	62
Long-term debt	$ 3,347	$ 3,253	$ 3,431	$ 3,325

The fair value of our debt and classification in the fair value hierarchy was as follows:

(In millions)	Fair Value	Level 1	Level 2
December 31, 2025	$ 3,499	$ 2,254	$ 1,246
December 31, 2024	3,541	2,223	1,318

We valued Level 1 debt using quoted prices in active markets and Level 2 debt using bid evaluation pricing models. The fair value of the asset financing arrangements approximates carrying value as the debt is primarily issued at a floating rate, the debt may be prepaid at any time at par without penalty, and the remaining life of the debt is short-term in nature.

Our principal payment obligations on debt (excluding finance leases and asset financing) for the next five years and thereafter was as follows:

(In millions)	2026	2027	2028	2029	2030	Thereafter
Principal payments on debt	$ —	$ —	$ 1,415	$ —	$ —	$ 1,735

Revolving Credit Facility

In February 2025, we terminated our Second Amended and Restated Revolving Credit Agreement, as amended (the "ABL Facility"), and entered into a Revolving Credit Agreement (the "Revolving Credit Agreement"). The Revolving Credit Agreement provides for revolving credit commitments in an aggregate amount of $600 million (the "Revolving Credit Facility"), of which $200 million is available for issuances of letters of credit. The maturity date of the Revolving Credit Facility is April 30, 2030.

As of December 31, 2025, we have approximately $600 million available to draw under our Revolving Credit Facility, after considering outstanding letters of credit of less than $1 million.

Our borrowings under the Revolving Credit Facility bear interest at a rate equal to: (a) for loans denominated in U.S. Dollars, Term Secured Overnight Financing Rate ("SOFR") or the Base Rate and (b) for loans denominated in Canadian Dollars, Term Canadian Overnight Repo Rate ("CORRA") or the Canadian base rate plus (i) in the case of base rate loans, an applicable rate ranging from 0.25% to 1.00% or, (ii) in the case of Term SOFR or Term CORRA loans, an applicable rate ranging from 1.25% to 2.00%, which is determined based on our Consolidated Total Net Leverage Ratio (as defined in the Revolving Credit Agreement). In addition, we are required to pay an unused commitment fee of between 0.20% and 0.30% on the undrawn commitments under the Revolving Credit Facility, determined based on our Consolidated Total Net Leverage Ratio.

The Revolving Credit Facility is secured by a lien on substantially all of our assets and the assets of our guarantors, with certain exceptions, and contains representations and warranties, affirmative and negative covenants, and events of default customary for agreements of this nature. Security interests and certain covenants under the Revolving Credit Agreement will release, terminate or be amended upon, among other things, the Company's achievement of investment grade ratings from at least two rating agencies. As of December 31, 2025, we were in compliance with the Revolving Credit Facility's financial covenants.

Letters of Credit Facility

In 2020, we entered into a $200 million uncommitted secured evergreen letter of credit facility. The letter of credit facility had an initial one-year term, which automatically renews with one-year terms until the letter of credit facility terminates. As of December 31, 2025, we have $133 million in aggregate face amount of letters of credit outstanding under the facility.

Term Loan Facility

In February 2025, we amended our Senior Secured Term Loan Credit Agreement ("Amended Term Loan Credit Agreement"). Pursuant to the amendment, the lenders provided the company (a) a term loan B facility in an aggregate principal amount of $700 million, maturing on May 24, 2028 (the "Refinancing Term Loan B-2 Facility"), and (b) a term loan B facility in an aggregate principal amount of $400 million, maturing on February 1, 2031 (the "Refinancing Term Loan B-3 Facility" and together with the Refinancing Term Loan B-2 Facility, the "Refinancing Term Loan Facilities"). The proceeds of the Refinancing Term Loan Facilities were used to refinance our existing term loans. We recorded a debt extinguishment loss of $5 million in the first quarter of 2025 due to this refinancing.

In the second half of 2025, we used cash on hand to repay $115 million of outstanding principal under the Refinancing Term Loan B-2 Facility, which was scheduled to mature in 2028.

The Refinancing Term Loan Facilities bear interest at a rate per annum equal to, at the Company's option, either alternate base rate ("ABR") or Term SOFR plus (i) in the case of ABR Loans, 0.75% or, (ii) in the case of Term SOFR Loans, 1.75%, which shall be reduced by 0.25% upon the achievement of a Consolidated First Lien Net Leverage Ratio (as defined in the Amended Term Loan Credit Agreement) of less than or equal to 1.21 to 1.00. The Refinancing Term Loan Facilities are secured by a lien on substantially all of our assets and the assets of our guarantors, with certain exceptions.

The Amended Term Loan Credit Agreement contains customary mandatory prepayment requirements, representations and warranties, events of default, reporting and other affirmative covenants and negative covenants, including limitations on indebtedness, liens, investments, dividends, repayments of junior financings and asset sales, in each case subject to a number of important exceptions and qualifications.

The weighted average interest rate of our term loans was approximately 5.4% as of December 31, 2025.

Senior Notes

In December 2023, we completed the private placement of $585 million aggregate principal amount of senior notes due 2032 (the "Senior Notes due 2032"), which mature on February 1, 2032 and bear interest at a rate of 7.125% per annum. Interest is payable semi-annually in cash in arrears. These notes were issued at par.

In May 2023, we completed private placements of $830 million aggregate principal amount of senior secured notes due 2028 (the "Senior Secured Notes due 2028") and $450 million aggregate principal amount of senior notes due 2031 (the "Senior Notes due 2031"). The Senior Secured Notes due 2028 mature on June 1, 2028 and bear interest at a rate of 6.25% per annum. The Senior Notes due 2031 mature on June 1, 2031 and bear interest at a rate of 7.125% per annum. Interest is payable semi-annually in cash in arrears. These notes were issued at par.

The senior notes are guaranteed by each of our direct and indirect wholly-owned restricted subsidiaries (other than certain excluded subsidiaries) that are obligors under, or guarantee obligations under, our existing secured Revolving Credit Facility or the Amended Term Loan Credit Agreement (or certain replacements thereof) or guarantee certain of our other indebtedness.

The Senior Secured Notes due 2028 and the guarantees thereof are secured by substantially all of our assets and our guarantors equally and ratably with the indebtedness under the Amended Term Loan Credit Agreement (subject to permitted liens and certain other exceptions). All other senior notes and the guarantees thereof are unsecured, unsubordinated indebtedness for us and our guarantors.

The senior notes contain covenants and events of default customary for notes of this nature. If the Senior Secured Notes due 2028 and the Company are each assigned investment grade ratings from at least two of the major rating agencies and no default has occurred, then certain covenant requirements will permanently cease to be in effect, and the collateral, security interests, and guarantees securing the Senior Secured Notes due 2028 will automatically be released.

Senior Debentures

In conjunction with a 2015 acquisition, we assumed 6.70% Senior Debentures due 2034 (the "Senior Debentures") with an aggregate principal amount of $300 million. The Senior Debentures bear interest payable semiannually, in cash in arrears, and mature on May 1, 2034. Including amortization of the fair value adjustment recorded on the acquisition date, interest expense on the Senior Debentures is recognized at an annual effective interest rate of 10.96%.

12. Employee Benefit Plans

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit pension plans for some employees in the U.S. These pension plans include qualified plans that are eligible for beneficial treatment under the Internal Revenue Code and non-qualified plans that provide additional benefits for employees who are impacted by limitations on compensation eligible for benefits available under the qualified plans. We also maintain a defined benefit pension plan for one of our foreign subsidiaries that is excluded from the disclosures below due to immateriality.

We measure defined benefit pension plan obligations based on the present value of projected future benefit payments for all participants for services rendered to date. The projected benefit obligation is a measure of benefits attributed to service to date, assuming that the plan continues in effect and that estimated future events (including turnover and mortality) occur. We determine the net periodic benefit costs using assumptions regarding the projected benefit obligation and the fair value of plan assets as of the beginning of the year. Net periodic benefit costs are recorded in Other income on our Consolidated Statements of Income. We calculate the funded status of the defined benefit pension plans, which represents the difference between the projected benefit obligation and the fair value of plan assets, on a plan-by-plan basis.

Funded Status of Defined Benefit Pension Plans

The reconciliation of the changes in the plans' projected benefit obligations as of December 31 was as follows:

(In millions)		2025		2024
Projected benefit obligation at beginning of year	$	1,338	$	1,466
Interest cost		68		72
Plan amendment		—		(3)
Actuarial (gain) loss		27		(59)
Benefits paid		(104)		(137)
Projected benefit obligation at end of year	$	1,329	$	1,338

The actuarial loss in 2025 was a result of assumption changes, including a decrease in the discount rate and other assumptions for plan participants. The actuarial gain in 2024 was a result of assumption changes, including an increase in the discount rate and other assumptions for plan participants.

The reconciliation of the changes in the fair value of plan assets as of December 31 was as follows:

(In millions)	2025	2024
Fair value of plan assets at beginning of year	$ 1,392	$ 1,507
Actual return on plan assets	130	17
Employer contributions to non-qualified plans	5	5
Benefits paid	(104)	(137)
Fair value of plan assets at end of year	$ 1,423	$ 1,392

The funded status of the plans as of December 31 was as follows:

(In millions)	2025	2024
Funded status at end of year	$ 93	$ 54
Amount recognized in balance sheet:		
Long-term assets	$ 142	$ 104
Current liabilities	(5)	(5)
Long-term liabilities	(44)	(45)
Net pension asset recognized	$ 93	$ 54
Plans with projected and accumulated benefit obligation in excess of plan assets:		
Projected and accumulated benefit obligation [1]	$ 49	$ 50

  (1)   Relates to our non-qualified plans which are unfunded.

The funded status of our qualified plans and non-qualified plans was $142 million and $(49) million, respectively, as of December 31, 2025.

The actuarial loss included in AOCI that has not yet been recognized in net periodic benefit expense was $167 million and $195 million as of December 31, 2025 and 2024, respectively.

The net periodic benefit cost and amounts recognized in Other comprehensive income (loss) for the years ended December 31 was as follows:

(In millions)	2025	2024	2023
Net periodic benefit income:			
Interest cost	$ 68	$ 72	$ 74
Expected return on plan assets	(77)	(98)	(92)
Amortization of actuarial loss	3	1	—
Net periodic benefit income	$ (6)	$ (25)	$ (18)
Amounts recognized in Other comprehensive income (loss):			
Actuarial loss (gain)	$ (26)	$ 23	$ 32
Prior-service cost	—	(3)	—
Amortization of actuarial loss	(3)	(1)	—
Loss (gain) recognized in Other comprehensive income (loss)	$ (28)	$ 19	$ 32

The weighted-average assumptions used to determine the net periodic benefit costs and benefit obligations for the year ended December 31 were as follows:

	Qualified Plans			Non-Qualified Plans		
	2025	2024	2023	2025	2024	2023
Discount rate - net periodic benefit costs	5.33 %	5.08 %	5.36%	4.99% - 5.25%	5.02% - 5.05%	5.26% - 5.33%
Discount rate - benefit obligations	5.40 %	5.63 %	5.15%	4.60% - 5.20%	5.21% - 5.55%	4.98% - 5.12%
Expected long-term rate of return on plan assets	5.75 %	6.75 %	6.40%			

No rate of compensation increase was assumed as the plans are frozen to additional participant benefit accruals.

We use a full yield curve approach to estimate the interest cost component of net periodic benefit cost by applying specific spot rates along the yield curve used to determine the benefit obligation to each of the underlying projected cash flows based on time until payment.

Expected benefit payments for the defined benefit pension plans for the years ended December 31 are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2026	2027	2028	2029	2030	2031-2035
Expected benefit payments	$ 110	$ 109	$ 109	$ 108	$ 107	$ 511

Plan Assets

We manage the assets in the U.S. plans using a long-term liability-driven investment strategy that seeks to mitigate the funded status volatility by increasing participation in fixed income investments as the plan's funded status increases. We developed this strategy by analyzing a variety of diversified asset-class combinations with the projected liabilities.

Our current investment strategy is to achieve an investment mix of approximately 95% in fixed income securities and 5% of investments in equity securities. The fixed income allocation consists primarily of domestic fixed income securities and targets to hedge approximately 100% of projected liabilities. The target allocations for equity securities includes approximately 60% in U.S. equities and approximately 40% in non-U.S. equities. Investments in equity and fixed income securities consist of individual securities held in managed separate accounts and commingled investment funds. Generally, our investment strategy does not include an allocation to cash and cash equivalents, but a cash allocation may arise periodically in response to timing considerations regarding contributions, investments, and the payment of benefits and eligible plan expenses. We periodically evaluate our defined benefit plans' asset portfolios for significant concentrations of risk. Types of investment concentration risks that are evaluated include concentrations in a single issuer, specific security, asset class, credit rating, duration, industry/sector, currency, foreign country or individual fund manager. As of December 31, 2025, our defined benefit plan assets had no significant concentrations of risk.

Our investment policy does not allow investment managers to use market-timing strategies or financial derivative instruments for speculative purposes, but financial derivative instruments are used to manage risk and achieve stated investment objectives for duration, yield curve, credit, foreign exchange and equity exposures. Generally, our investment managers are prohibited from short selling, trading on margin, and trading commodities, warrants or other options, except when acquired as a result of the purchase of another security, or in the case of options, when sold as part of a covered position.

The assumption of 5.75% for the overall expected long-term rate of return on plan assets in 2025 was developed using asset allocation and return expectations. The return expectations are created using long-term historical and expected returns for the various asset classes and current market expectations for inflation, interest rates and economic growth.

The fair values of investments held in the qualified pension plans by major asset category as of December 31, 2025 and 2024, and the percentage that each asset category comprises of total plan assets were as follows:

(Dollars in millions)	Level 1		Level 2		Not Subject to Leveling [1]		Total		Percentage of Plan Assets
December 31, 2025									
Cash and cash equivalents	$	28	$	—	$	—	$	28	2.0 %
Equity:									
U.S.		—		43		—		43	3.0 %
International		—		31		—		31	2.2 %
Fixed income securities		243		943		119		1,305	91.7 %
Derivatives		—		16		—		16	1.1 %
Total plan assets	$	271	$	1,033	$	119	$	1,423	100.0 %
December 31, 2024									
Cash and cash equivalents	$	20	$	—	$	—	$	20	1.4 %
Equity:									
U.S. large companies		—		56		—		56	4.0 %
U.S. small companies		—		14		—		14	1.0 %
International		20		27		7		54	3.9 %
Fixed income securities		279		956		6		1,241	89.1 %
Derivatives		—		8		—		8	0.6 %
Total plan assets	$	319	$	1,059	$	14	$	1,392	100.0 %

(1) Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total defined benefit pension plan assets.

For the periods ended December 31, 2025 and 2024, we had no investments held in the pension plans within Level 3 of the fair value hierarchy. Our common stock was not a plan asset as of December 31, 2025 or 2024. The non-qualified plans are unfunded.

Funding

Our funding practice is to evaluate our tax and cash position, and the funded status of our plans, in determining our planned contributions. We estimate that we will contribute $5 million to our non-qualified plans in 2026 but this could change based on variations in interest rates, asset returns and other factors.

Defined Contribution Retirement Plans

Our costs for defined contribution retirement plans were $59 million, $58 million and $55 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Postretirement Medical Plan

We provide health benefits through a postretirement medical plan for eligible employees hired before 1993 (the "Postretirement Plan").

Funded Status of Postretirement Medical Plan

The reconciliation of the changes in the plan's benefit obligation and the determination of the amounts recognized on our Consolidated Balance Sheets were as follows:

	As of December 31,			
(In millions)	2025		2024	
Projected benefit obligation at beginning of year	$	26	$	28
Interest cost on projected benefit obligation		1		1
Actuarial gain		—		(1)
Participant contributions		1		1
Benefits paid		(3)		(3)
Projected and accumulated benefit obligation at end of year	$	24	$	26
Funded status of the plan	$	(24)	$	(26)
Amounts recognized in the balance sheet consist of:				
Current liabilities	$	(3)	$	(3)
Long-term liabilities		(22)		(23)
Net amount recognized	$	(24)	$	(26)
Discount rate assumption as of December 31		5.22 %		5.54 %

The amount included in AOCI that has not yet been recognized in net periodic benefit income (expense) was $5 million and the net periodic benefit expense was less than $1 million for the Postretirement Plan for the year ended December 31, 2025. The amount included in AOCI that has not yet been recognized in net periodic benefit income (expense) was $7 million and the net periodic benefit expense was less than $1 million for the Postretirement Plan for the year ended December 31, 2024. The discount rates assumptions used to calculate the interest cost were 5.23% - 5.64%, 5.04% - 5.10% and 5.32% - 5.41% for the years ended December 31, 2025, 2024 and 2023, respectively.

Expected benefit payments, which reflect expected future service, as appropriate, for the years ended December 31 are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2026		2027		2028		2029		2030		2031-2035	
Expected benefit payments	$	3	$	3	$	3	$	2	$	2	$	10

13. Stockholders' Equity

Share Repurchases

In March 2025, our Board of Directors authorized repurchases of up to $750 million of our common stock. The repurchase authorization permits us to purchase shares in both the open market and in private transactions, with the timing and number of shares dependent on a variety of factors, including price, general business and market conditions, alternative investment opportunities and funding considerations. We retire common shares that we repurchase upon settlement. The new share repurchase program has no expiration date and may be utilized over time, with no obligation to repurchase any specific number of shares. We may suspend or discontinue this program at any time. This plan replaced our previous share repurchase plan, authorized in February 2019.

During 2025, we repurchased 954 thousand shares of common stock with an aggregate value of $125 million at an average price of $130.96 per share. The share repurchases were funded by cash on hand. There were no share

repurchases in 2024 and 2023. As of December 31, 2025, our remaining share repurchase authorization was $625 million.

14. Stock-Based Compensation

We grant various types of stock-based compensation awards to directors, officers and key employees under our 2016 incentive plan. These awards have included stock options, restricted stock, restricted stock units, performance-based units, cash incentive awards and other equity-related awards (collectively, "Awards").

The 2016 incentive plan authorizes the issuance of up to 11.4 million shares of our common stock as Awards. The 2016 incentive plan will terminate on May 18, 2032, unless terminated earlier by our Board of Directors. As of December 31, 2025, approximately 2.6 million shares of our common stock were available for the grant of Awards under the 2016 incentive plan.

Our stock-based compensation expense is recorded in Salaries, wages and employee benefits, Transaction and integration costs or Restructuring costs on our Consolidated Statements of Income:

	Years ended December 31,		
(In millions)	2025	2024	2023
Restricted stock and restricted stock units	$ 47	$ 55	$ 52
Performance-based restricted stock units	29	32	26
Total stock-based compensation expense	$ 77	$ 87	$ 78
Tax benefit on stock-based compensation	$ (12)	$ (13)	$ (1)

Restricted Stock Units and Performance-Based Restricted Stock Units

We grant RSUs and PSUs to our key employees, officers and directors with various vesting requirements. RSUs generally vest based on the passage of time (service conditions) and PSUs generally vest based on the achievement of our financial targets (performance conditions). PSUs may also be subject to stock price (market conditions), employment and other non-financial conditions. The holders of the RSUs and PSUs do not have the rights of a stockholder and do not have voting rights until the shares are issued and delivered in settlement of the awards.

Upon vesting, we generally withhold a portion of the shares of our common stock to satisfy the employee's minimum tax withholdings. Cash paid for tax withholdings is reflected in financing activities on our Consolidated Statements of Cash Flows.

We estimate the fair value of PSUs subject to market-based vesting conditions using a Monte Carlo simulation lattice model, utilizing several key assumptions, including expected Company and peer company share price volatility, correlation coefficients between peers and the Company, the risk-free rate of return and other award design features. For 2025 PSU grants, we assumed share price volatility of 47.58% and a risk-free rate of return of 3.89%.

A summary of RSU and PSU award activity for the year ended December 31, 2025 is presented below:

	RSUs		PSUs	
	Number of RSUs	Weighted-Average Grant Date Fair Value	Number of PSUs	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2024 [1]	846,678	$ 58.10	1,404,436	$ 54.77
Granted	236,149	114.31	284,825	120.38
Net adjustment for performance condition achieved [2]	—	—	205,823	33.74
Vested [3]	(491,100)	53.37	(730,651)	36.49
Forfeited and canceled	(60,780)	73.94	(10,986)	100.63
Outstanding as of December 31, 2025 [1]	530,947	$ 85.66	1,153,447	$ 78.37

(1) With respect to our PSUs, the outstanding balance reflects the number of shares to be issued based on the performance target.

(2) Represents an adjustment in the number of PSUs granted based on the final performance achieved upon vesting, generally ranging from 0% to 200% of target.

(3) The number of RSUs and PSUs vested includes the portion withheld to satisfy employee tax withholdings.

The weighted-average grant date fair value of RSUs granted during the years 2025, 2024 and 2023 was $114.31, $117.94 and $38.65, respectively. The weighted-average grant date fair value of PSUs granted during the years 2025, 2024 and 2023 was $120.38, $117.81 and $44.07, respectively.

The total fair value of RSUs that vested during 2025, 2024 and 2023 was $56 million, $244 million and $23 million, respectively. All of the outstanding RSUs as of December 31, 2025 vest subject to service conditions.

The total fair value of PSUs that vested during 2025, 2024 and 2023 was $105 million, $3 million and $27 million, respectively. Of the outstanding PSUs as of December 31, 2025, 107,468 vest subject to service and performance conditions, 907,615 vest subject to service and a combination of market or performance conditions and 138,364 vest subject to service and market conditions.

As of December 31, 2025, unrecognized compensation cost related to non-vested RSUs and PSUs of $70 million is anticipated to be recognized over a weighted-average period of approximately 1.82 years.

Employee Stock Purchase Plan

During the first quarter of 2023, the Compensation and Human Capital Committee of the Board of Directors approved the suspension of our previous employee stock purchase plan, effective after the completion of the March 2023 offering period. There was no stock-based compensation expense recognized under this plan as it was non-compensatory.

During 2024, the Compensation and Human Capital Committee of the Board of Directors approved the reinstatement of our employee stock purchase plan, with the first offering period commencing on December 1, 2024. Our current employee stock purchase plan offers eligible employees, excluding our executive officers and directors, the right to purchase our common stock using up to 10% of each employee's compensation. Shares are purchased at 10% below fair market value on the last trading day of each six-month offering period. The plan authorized the purchase of up to five million shares of our common stock, which is incremental to the shares authorized under the 2016 incentive plan as discussed above. The plan will terminate in October 2027, unless terminated earlier by our Board of Directors. We recognize stock-based compensation expense related to the plan over the offering period as the plan is compensatory. Compensation expense related to the plan was immaterial in 2025 and 2024. At December 31, 2025 and 2024, approximately four million shares of our common stock were available for purchase under the plan.

15. Income Taxes

Income (loss) from continuing operations before taxes related to our U.S. and foreign operations was as follows:

(In millions)	Years Ended December 31,					
	2025		**2024**		**2023**	
U.S.	$	456	$	486	$	286
Foreign		(19)		(13)		(26)
Income from continuing operations before income tax provision	$	437	$	473	$	260

The income tax provision is comprised of the following:

(In millions)	Years Ended December 31,					
	2025		**2024**		**2023**	
Current:						
U.S. Federal	$	2	$	8	$	25
State		4		6		6
Foreign		17		15		6
Total current income tax provision (benefit)	$	22	$	29	$	37
Deferred:						
U.S. Federal	$	94	$	56	$	38
State		10		7		3
Foreign		(5)		(6)		(10)
Total deferred income tax provision	$	99	$	57	$	31
Total:						
U.S. Federal	$	96	$	64	$	63
State		14		13		9
Foreign		11		9		(4)
Total income tax provision	$	121	$	86	$	68

The effective tax rate reconciliations were as follows:

(Dollars in millions)	Years Ended December 31,								
		2025			2024			2023	
US federal statutory income tax rate	$	92	21.0 %	$	99	21.0 %	$	54	21.0 %
Domestic state and local taxes, net of federal effect [(1)]		11	2.5		11	2.3		7	2.7
Foreign Tax Effects									
France									
Changes in valuation allowances		4	1.0		7	1.4		1	0.2
Other		3	0.7		4	0.8		2	0.7
Spain									
Changes in valuation allowances		8	1.8		—	—		—	—
Other		(2)	(0.4)		(2)	(0.4)		(1)	(0.3)
Other foreign jurisdictions		3	0.6		3	0.6		(1)	(0.3)
Effect of Cross-Border Tax Laws									
Global intangible low-taxed income		—	—		9	1.8		—	(0.1)
Other		1	0.2		—	—		(2)	(0.6)
Nontaxable or Nondeductible Items									
Non-deductible compensation		11	2.6		15	3.1		13	5.0
Other		1	0.1		—	0.1		1	0.2
Changes in Unrecognized Tax Benefits		—	—		—	0.1		(3)	(1.1)
Tax Credits									
Foreign Tax Credits		(6)	(1.4)		(3)	(0.5)		—	—
Other		(2)	(0.5)		(2)	(0.3)		(2)	(0.7)
Other Adjustments									
Stock-based compensation		(5)	(1.1)		(6)	(1.2)		—	(0.2)
Benefit from legal entity reorganization [(2)]		—	—		(50)	(10.5)		—	—
Other adjustments		2	0.5		—	(0.1)		(1)	(0.6)
Effective tax rate	$	121	27.8 %	$	86	18.1 %	$	68	26.0 %

(1) State taxes in California, Wisconsin, Massachusetts, Illinois, Michigan, and Georgia made up the majority (greater than 50%) of the tax effect in this category.

(2) During the second quarter of 2024, the Company executed a legal entity reorganization in our European Transportation business that resulted in a one-time tax benefit of $41 million in 2024. The impact of this benefit is reflected in the table within Domestic state and local taxes ($3 million benefit), Foreign tax effects ($5 million expense), Effect of cross-border laws ($9 million expense), Tax credits ($2 million benefit), and Other adjustments ($50 million benefit). As previously disclosed, we expect the legal entity reorganization in our European Transportation business to generate a net cash refund of approximately $45 million. In 2024, we made tax payments of $7 million and in 2025 we received a cash refund of $49 million. We expect to receive the remaining $3 million cash refund in 2026.

Components of the Net Deferred Tax Asset or Liability

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability were as follows:

	Years Ended December 31,	
(In millions)	**2025**	**2024**
Deferred tax asset		
Net operating loss and other tax attribute carryforwards	$ 63	$ 33
Accrued expenses	49	75
Other	44	24
Total deferred tax asset	156	132
Valuation allowance	(54)	(26)
Total deferred tax asset, net	102	106
Deferred tax liability		
Intangible assets	(79)	(80)
Property and equipment	(454)	(384)
Pension and other retirement obligations	(7)	—
Other	(31)	(25)
Total deferred tax liability	(571)	(489)
Net deferred tax liability	$ (470)	$ (382)

The deferred tax asset and deferred tax liability above are reflected on our Consolidated Balance Sheets as follows:

	December 31,	
(In millions)	**2025**	**2024**
Other long-term assets	$ 12	$ 11
Deferred tax liability	(482)	(393)
Net deferred tax liability	$ (470)	$ (382)

Operating Loss and Tax Credit Carryforwards

Our operating loss and tax credit carryforwards were as follows:

		December 31,	
(In millions)	**Expiration Date**	**2025**	**2024**
Tax effect (before federal benefit) of state net operating losses	Various times starting in 2026 [1]	$ 6	$ 5
Federal tax credit carryforwards	Various times starting in 2033	2	—
State tax credit carryforward	Various times starting in 2026 [1]	1	1
Foreign net operating losses available to offset future taxable income	Various times starting in 2026 [1]	211	109

(1)   Some credits and losses have unlimited carryforward periods.

Valuation Allowance

We established a valuation allowance for some of our deferred tax assets as it is more likely than not that these assets will not be realized in the foreseeable future. We concluded that the remaining deferred tax assets will more

likely than not be realized, though this is not assured, and as such no valuation allowance has been provided on these assets.

The balances and activity related to our valuation allowance were as follows:

(In millions)	Beginning Balance		Additions		Reductions		Ending Balance
Year Ended December 31, 2025	$	26	$	29	$	(1)	$	54
Year Ended December 31, 2024		18		9		(1)		26
Year Ended December 31, 2023		35		1		(18)		18

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,					
(In millions)	2025		2024		2023	
Beginning balance	$	3	$	4	$	6
Additions for tax positions of prior years		—		—		2
Settlements with tax authorities		—		(1)		—
Reductions due to the statute of limitations		—		—		(4)
Ending balance	$	3	$	3	$	4
Interest and penalties		3		2		2
Gross unrecognized tax benefits	$	6	$	5	$	6
Total unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of the end of the year	$	6	$	5	$	6

We are subject to taxation in the United States and various state and foreign jurisdictions. As of December 31, 2025, we have three tax years under examination by the IRS. We have various U.S. state and local examinations and non-U.S. examinations in process. The U.S. federal tax returns after 2021, state and local returns after 2018, and non-U.S. returns after 2016 are open under relevant statutes of limitations and are subject to audit.

Cash Paid (Received) for Income Taxes

Cash paid (received) for income taxes is comprised of the following:

	Years Ended December 31,					
(In millions)	2025		2024		2023	
U.S. Federal	$	(28)	$	65	$	21
U.S. State and Local		9		13		4
Foreign						
United Kingdom		5		6		3
Canada		4		*		3
France		2		*		*
Other		5		6		3
Total Foreign		15		12		10
Total cash paid (received) for income taxes, net of refunds	$	(4)	$	90	$	34

*Jurisdiction below the threshold for separate disclosure for the period presented. Cash paid (received) included in Other.

In July 2025, the One Big Beautiful Bill Act was signed into law. The legislation includes modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions including 100% bonus depreciation for qualified property placed in service after January 19, 2025, immediate expensing of domestic research and experimental costs, and business interest expense limitations. We recognized the effects of the legislation in 2025 for the provisions currently enacted, which increased our deferred tax liability and reduced our federal income tax liability and related tax payments for 2025. We anticipate similar impacts in future years with no significant impact on our annual effective tax rate.

16. Earnings (Loss) Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include unvested stock-based compensation awards.

The computations of basic and diluted earnings per share were as follows:

	Years Ended December 31,					
(In millions, except per share data)		2025		2024		2023
Net income from continuing operations	$	316	$	387	$	192
Net loss from discontinued operations		—		—		(3)
Net income	$	316	$	387	$	189
Basic weighted-average common shares		118		116		116
Dilutive effect of stock-based awards		2		4		2
Diluted weighted-average common shares		119		120		118
Basic earnings from continuing operations per share	$	2.69	$	3.33	$	1.66
Basic loss from discontinued operations per share		—		—		(0.02)
Basic earnings per share	$	2.69	$	3.33	$	1.64
Diluted earnings from continuing operations per share	$	2.64	$	3.23	$	1.62
Diluted loss from discontinued operations per share		—		—		(0.02)
Diluted earnings per share	$	2.64	$	3.23	$	1.60

17. Commitments and Contingencies

We are involved, and expect to continue to be involved, in numerous proceedings arising out of the conduct of our business. These proceedings may include claims for property damage or personal injury incurred in connection with the transportation of freight, cargo damage or loss, environmental liability, commercial disputes, insurance coverage disputes and employment-related claims, including claims involving asserted breaches of employee restrictive covenants.

We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We review and adjust, as appropriate, accruals for loss contingencies at least quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material and an estimate can be made, or disclose that such an estimate cannot be made. The determination as to whether a loss can be considered reasonably possible or probable is based on our assessment, together with legal counsel, regarding the ultimate outcome of the matter.

We believe that we have adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not believe that the ultimate resolution of any matters to which we are presently a party will have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows. Legal costs incurred related to these matters are expensed as incurred.

We carry liability and excess umbrella insurance policies that we deem sufficient to cover potential legal claims arising in the normal course of conducting our operations as a transportation company. In the event we are required to satisfy a legal claim outside the scope of the coverage provided by insurance, our financial condition, results of operations or cash flows could be negatively impacted.

Insurance Contribution Litigation

We have been engaged in litigation in a case captioned Allianz Global Risks US Ins. Co. v. ACE Property & Casualty Ins. Co., et al., Multnomah County Circuit Court (Case No. 1204-04552) since we acquired Con-way in 2015. In April 2012, prior to the acquisition, Allianz Global Risks US Ins. Co. ("Allianz") filed suit against eighteen insurance companies seeking contribution on environmental and product liability claims that Allianz agreed to defend and indemnify on behalf of its insured, Daimler Trucks North America ("DTNA"). These claims involved truck and part manufacturing plants of Freightliner, a former subsidiary of Con-way, which Con-way sold to DTNA in 1981. The defendants had insured Freightliner's assets and Con-way and Freightliner had self-insured under fronting agreements with three of the defendant insurers, ACE, Westport, and General. Under those agreements, Con-way agreed to indemnify the fronting carriers for damages assessed under the fronting policies. Con-way's captive insurer, Centron, was also a named defendant. In connection with the acquisition of Con-way, we became responsible for any potential liability of Con-way related to this matter.

After a seven-week jury trial in 2014, the jury found that Con-way and the fronting insurers never intended that the fronting insurers defend or indemnify any claims against Freightliner. In June 2015, Allianz appealed to the Oregon Court of Appeals. In May 2019, the Oregon Court of Appeals upheld the jury verdict. In September 2019, Allianz appealed to the Oregon Supreme Court. In March 2021, the Oregon Supreme Court reversed the jury verdict, holding that it was an error to allow the jury to decide how the parties intended the fronting policies to operate, and also holding that the trial court improperly instructed the jury concerning application of certain policy pollution exclusions. In July 2021, the matter was remanded to the trial court for further proceedings consistent with the Oregon Supreme Court's decision. In June 2023, the trial court decided the parties' cross-motions for summary judgment and determined that the fronting policies do provide coverage for the environmental and product liability claims. The pollution exclusion and allocation issues remained open. The trial on the pollution exclusion issue took place in October 2024, where the jury issued a favorable verdict, finding that the pollution exclusion applied to the

General policy over several years for which Allianz seeks contribution. The trial addressing legal and factual issues relating to the allocation of defense and indemnity costs among the applicable insurance policies took place during the first half of 2025 and final hearings on allocation took place in early October 2025. While the court has not entered a final judgment, we revised our estimate for our share of the liability associated with this matter and recognized a charge of approximately $35 million in the third quarter of 2025. The additional charge we recognized includes an allocation of defense and indemnity costs already incurred by Allianz as well as an estimate of future allocated defense and indemnity costs.

This matter is solely related to a legacy Con-way truck manufacturing business and is unrelated to our current Less-than-Truckload operations.

California Environmental Matters

In August 2022, the Company received a letter from the San Bernardino County District Attorney's Office (the "County"), written in cooperation with certain other California District Attorneys and the Los Angeles City Attorney, notifying the Company of an investigation into alleged violations with respect to underground storage tanks, hazardous materials, and hazardous waste in California, and offering a meeting. Following meetings between the Company and County attorneys and the Los Angeles City Attorney and an assessment of the allegations and the underlying facts, the Company engaged in negotiations with the County and Los Angeles City Attorneys to address settlement of the alleged violations. The Company previously accrued for this matter, and it was resolved for $7.9 million in April 2024.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2025, such that the information required to be included in our SEC reports is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to XPO, including our consolidated subsidiaries; and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2025.

KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an audit report, which is included elsewhere within this Annual Report, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.*

Not applicable.

ITEM 10.   *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is provided under Item 1, "Business" of Part I of this Annual Report) will be set forth in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

We have adopted a Code of Business Ethics (the "Code"), which is applicable to our principal executive officer, principal financial officer, principal accounting officer and other senior officers. The Code is available on our Investor Relations website at investors.xpo.com, under the heading "Corporate Governance Highlights". In the event that we amend or waive any of the provisions of the Code that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our website at the web address specified above.

We have insider trading policies and procedures that govern the purchase, sale and other dispositions of our securities by directors, officers and employees of the company (including its subsidiaries), and other covered individuals. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

ITEM 11.   *EXECUTIVE COMPENSATION*

The information required by Item 11 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 of Part III of Form 10-K, including information regarding security ownership of certain beneficial owners and management and information regarding securities authorized for issuance under equity compensation plans, will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14.   *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Our independent registered public accounting firm is KPMG LLP, Dallas, TX, Auditor ID: 185.

The information required by Item 14 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Financial Statements and Financial Statement Schedules

The list of Consolidated Financial Statements provided in the Index to Consolidated Financial Statements is incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report. All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the Consolidated Financial Statements and notes thereto.

Exhibits

Exhibit Number	Description
2.1	Investment Agreement, dated June 13, 2011, by and among Jacobs Private Equity, LLC ("JPE"), each of the other investors party thereto and the registrant (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 14, 2011).
2.2	Separation and Distribution Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
2.3	Separation and Distribution Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
2.4***	Asset Purchase Agreement by and among XPO, Inc., Yellow Corporation and certain subsidiaries of Yellow Corporation named therein, dated December 4, 2023 (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on December 21, 2023).
3.1	Amended and Restated Certificate of Incorporation of the registrant, dated May 17, 2005 (incorporated herein by reference to Exhibit 3.1 to the registrant's Annual Report on Form 10-K filed with the SEC on March 27, 2008).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated May 31, 2006 (incorporated herein by reference to Exhibit 3 to the registrant's Current Report on Form 8-K filed with the SEC on June 7, 2006).
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated June 20, 2007 (incorporated herein by reference to Exhibit 3(i) to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2007).
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated September 1, 2011 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 6, 2011 (the "September 2011 Form 8-K")).
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated May 20, 2015 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 21, 2015).
3.6	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated September 8, 2015 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 8, 2015).
3.7	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated December 15, 2022 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on December 19, 2022).

Exhibit Number	**Description**

3.8   4th Amended and Restated Bylaws of the registrant, dated February 5, 2024 (incorporated herein by reference to Exhibit 3.8 to the registrant's Annual Report on Form 10-K filed with the SEC on February 8, 2024).

4.1   Certificate of Designation of Series A Convertible Perpetual Preferred Stock of the registrant, dated September 2, 2011 (incorporated herein by reference to Exhibit 4.1 to the September 2011 Form 8-K).

4.2   Registration Rights Agreement, dated September 2, 2011, by and among JPE, each of the other holders and designated secured lenders party thereto and the registrant (incorporated herein by reference to Exhibit 4.3 to the September 2011 Form 8-K).

4.3   Certificate of Designation of Series B Convertible Perpetual Preferred Stock of the registrant, dated September 16, 2014 (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 18, 2014).

4.4   Certificate of Designation of Series C Convertible Perpetual Preferred Stock of the registrant, dated June 3, 2015 (incorporated herein by reference to Exhibit 4.2 to the registrant's Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on June 26, 2015).

4.5   Description of Common Stock (incorporated herein by reference to Exhibit 4.5 to registrant's Annual Report on Form 10-K filed with the SEC on February 8, 2024).

4.6   Indenture, dated May 24, 2023, by and among XPO, Inc., the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 25, 2023).

4.7   Indenture, dated May 24, 2023, by and among XPO, Inc., the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed with the SEC on May 25, 2023).

4.8   Indenture, dated as of December 13, 2023, by and among XPO, Inc., the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated herein by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed with the SEC on December 13, 2023).

10.1 +   2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex A to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on November 21, 2016).

10.2 +   Amendment No. 1 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 22, 2019).

10.3 +   Amendment No. 2 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 21, 2020).

10.4 +   Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022).

10.5 +   Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022).

10.6 +   Amendment No. 3 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 18, 2022).

Exhibit Number	Description
10.7 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.8 +	Form of Time-Based Restricted Stock Unit Award Agreement for executive chairman and CEO (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.9 +	Form of Performance-Based Restricted Stock Unit Award Agreement for executive chairman and CEO (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.10 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.11 +	Form of Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.12 +	Performance-Based Restricted Stock Unit Award Agreement, dated April 21, 2023, between the registrant and David Bates (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.13 +	Promotion Restricted Stock Unit Award Agreement, dated August 15, 2023, between the registrant and Kyle Wismans (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.14 +	Performance-Based Restricted Stock Unit Award Agreement, dated August 15, 2023, between the registrant and Kyle Wismans (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.15 +	XPO, Inc. Profit Sharing Incentive Plan, effective as of October 26, 2023 (incorporated herein by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.16 +	Form of XPO, Inc. Profit Sharing Incentive Plan Award Agreement (incorporated herein by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.17 +	Form of Restricted Stock Unit Award Agreement for executive chairman and CEO (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 3, 2024).
10.18 +	Form of Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 3, 2024).
10.19 +	Form of Performance-Based Restricted Stock Unit Award Agreement for executive chairman and CEO (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 3, 2024).
10.20 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 3, 2024).
10.21 +	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.26 to the registrant's Annual Report on Form 10-K filed with the SEC on February 7, 2025).

Exhibit Number	Description
10.22 +	Form of Restricted Stock Unit Award Agreement for executive chairman and CEO (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025).
10.23 +	Form of Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025).
10.24 +	Form of Performance-Based Restricted Stock Unit Award Agreement for executive chairman and CEO (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025).
10.25 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025).
10.26 +	Employment Agreement, dated August 5, 2022, between the registrant and Mario A. Harik (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.27 +	Employment Agreement, dated September 13, 2022, between the registrant and Bradley S. Jacobs (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.28 +	Amendment to Employment Agreement, effective as of November 1, 2022, between the registrant and Bradley S. Jacobs (incorporated herein by reference to Exhibit 10.34 to the registrant's Annual Report on Form 10-K filed with the SEC on February 13, 2023).
10.29 +*	Special Advisor Agreement, dated December 14, 2025, between the registrant and Bradley S. Jacobs.
10.30 +	Offer Letter, dated February 14, 2023, between the registrant and Wendy Cassity (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.31 +	Change in Control and Severance Agreement, dated February 14, 2023, between the registrant and Wendy Cassity (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.32 +	Offer Letter, dated April 17, 2023, between the registrant and David Bates (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.33 +	Change in Control and Severance Agreement, dated April 17, 2023, between the registrant and David Bates (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.34 +	Offer Letter, dated July 19, 2023, between the registrant and Kyle Wismans (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2023).
10.35 +	Change in Control and Severance Agreement, dated July 19, 2023, between the registrant and Kyle Wismans (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2023).
10.36 +	XPO, Inc. Employee Stock Purchase Plan, as amended and restated on October 29, 2024 (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2024).
10.37	Senior Secured Term Loan Credit Agreement, dated October 30, 2015, by and among the registrant, certain subsidiaries signatory thereto, Morgan Stanley Senior Funding, Inc., as agent, and the Lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on November 2, 2015).

Exhibit Number	Description
10.38	Incremental and Refinancing Amendment (Amendment No. 1 to Senior Secured Term Loan Credit Agreement), dated August 25, 2016, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on August 26, 2016).
10.39	Refinancing Amendment (Amendment No. 2 to Senior Secured Term Loan Credit Agreement), dated March 10, 2017, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 13, 2017).
10.40	Refinancing Amendment (Amendment No. 3 to Senior Secured Term Loan Credit Agreement), dated February 23, 2018, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed with the SEC on February 26, 2018).
10.41	Amendment No. 4 to Senior Secured Term Loan Credit Agreement, dated March 7, 2019, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2019).
10.42	Incremental Amendment (Amendment No. 5 to Senior Secured Term Loan Credit Agreement), dated March 18, 2019, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 18, 2019).
10.43	Refinancing Amendment (Amendment No. 6 to Senior Secured Term Loan Credit Agreement), dated March 3, 2021, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 3, 2021).
10.44	Amendment No. 7 to Senior Secured Term Loan Credit Agreement, dated June 10, 2022, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 13, 2022).
10.45	Refinancing Amendment (Amendment No. 8 to Senior Secured Term Loan Credit Agreement), dated May 24, 2023, by and among XPO, Inc., the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 25, 2023).
10.46	Refinancing Amendment (Amendment No. 9 to Senior Secured Term Loan Credit Agreement), dated December 13, 2023, by and among XPO, Inc., the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on December 13, 2023).
10.47	Refinancing Amendment (Amendment No. 10 to Senior Secured Term Loan Credit Agreement), dated February 26, 2025, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc. as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on February 26, 2025).
10.48	Revolving Credit Agreement, dated February 26, 2025, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on February 26, 2025).

Exhibit Number	Description
10.49	Technical Amendment (Amendment No. 1 to Revolving Credit Agreement), dated March 14, 2025, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025).
10.50	Tax Matters Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
10.51	Employee Matters Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
10.52	Intellectual Property License Agreement, dated October 24, 2022, by and between the registrant and XPO NAT Solutions, LLC (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on October 25, 2022).
10.53	Transition Services Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.54	Tax Matters Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.55	Employee Matters Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
19.1 *	XPO, Inc. Insider Trading Policy, dated November 3, 2025.
21 *	Subsidiaries of the registrant.
23 *	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1 *	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
31.2 *	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
32.1**	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
32.2**	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
97.1	XPO, Inc. Clawback Policy, effective as of October 2, 2023 (incorporated herein by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
101.INS *	Inline XBRL Instance Document.
101.SCH *	Inline XBRL Taxonomy Extension Schema.
101.CAL *	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase.

Exhibit Number	Description
101.LAB *	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE *	Inline XBRL Taxonomy Extension Presentation Linkbase.
104 *	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).
*	Filed herewith.
**	Furnished herewith.
***	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the Commission a copy of any omitted schedules upon request.
+	This exhibit is a management contract or compensatory plan or arrangement.

Item 16. *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPO, INC.

By: /s/ Mario Harik
_____
Mario Harik
(Chairman and Chief Executive Officer)

By: /s/ Kyle Wismans
_____
Kyle Wismans
(Chief Financial Officer)

February 5, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title	Date
/s/ Mario Harik **Mario Harik**	Chairman and Chief Executive Officer (Principal Executive Officer)	February 5, 2026
/s/ Kyle Wismans **Kyle Wismans**	Chief Financial Officer (Principal Financial Officer)	February 5, 2026
/s/ Christopher Brown **Christopher Brown**	Chief Accounting Officer (Principal Accounting Officer)	February 5, 2026
/s/ Allison Landry **Allison Landry**	Vice Chair of the Board of Directors	February 5, 2026
/s/ Johnny C. Taylor, Jr. **Johnny C. Taylor, Jr.**	Lead Independent Director	February 5, 2026
/s/ Bella Allaire **Bella Allaire**	Director	February 5, 2026
/s/ J. Wes Frye **J. Wes Frye**	Director	February 5, 2026
/s/ Michael G. Jesselson **Michael G. Jesselson**	Director	February 5, 2026
/s/ Irene Moshouris **Irene Moshouris**	Director	February 5, 2026

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BOARD OF DIRECTORS:

Mario Harik
Chairman of the Board and
Chief Executive Officer, XPO, Inc.

Bella Allaire
Chief Administrative Officer,
Raymond James Financial, Inc.

J. Wes Frye
Former Chief Financial Officer,
Old Dominion Freight Line, Inc.

Michael G. Jesselson
President and Chief Executive Officer,
Jesselson Capital Corporation

Allison Landry
Vice Chair of the Board, XPO, Inc.;
Former Senior Transportation Research
Analyst, Credit Suisse

Irene Moshouris
Former Senior Vice President-Treasurer,
United Rentals, Inc.

Johnny C. Taylor, Jr.
Lead Independent Director, XPO, Inc.;
President and Chief Executive Officer,
Society of Human Resources Management

EXECUTIVE OFFICERS:

Mario Harik
Chief Executive Officer

Kyle Wismans
Chief Financial Officer

Dave Bates
Chief Operating Officer

Wendy Cassity
Chief Legal Officer and
Corporate Secretary

COMMON STOCK:

The company's common stock is traded on the
New York Stock Exchange under the symbol "XPO."

COMPANY FINANCIAL INFORMATION:

Copies of XPO, Inc.'s financial information such
as the Company's Annual Report on Form 10-K
as filed with the SEC, quarterly reports on Form
10-Q and Proxy Statement are available at the
Company's website at investors.xpo.com or by
contacting "Investor Relations" at our corporate
executive office address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held
on May 19, 2026 at 10:00 a.m. Eastern Time as a
virtual meeting via webcast. You can access the
meeting at meetnow.global/M6W4LLV with your
control number.

CORPORATE EXECUTIVE OFFICE:

Five American Lane
Greenwich, CT 06831
Tel. (855) 976-6951

TRANSFER AGENT:

Computershare Trust Company, N.A.
Tel. (877) 581-5548
www.computershare.com/investor

**INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM:**

KPMG LLP, New York, NY



Your freight first

XPO, Inc.
Five American Lane
Greenwich, CT 06831 USA
xpo.com